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As filed with the Securities and Exchange Commission on October 3, 2005

Registration No. 333-121173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMBINATORX, INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3514457 (I.R.S. Employer Identification No.)

650 Albany Street
Boston, MA 02118
Phone: (617) 425-7000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Alexis Borisy, A.M.
Chief Executive Officer
CombinatoRx, Incorporated
650 Albany Street
Boston, MA 02118
Phone: (617) 425-7000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Geoffrey B. Davis, Esq. Ropes & Gray LLP One International Place Boston, MA 02110-2624 Phone: (617) 951-7000 Fax: (617) 951-7050	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Phone: (617) 573-4800 Fax: (617) 573-4822

        Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated October 3, 2005

6,000,000 Shares

Common Stock

We are selling 6,000,000 shares of our common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of CombinatoRx, Incorporated. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. We have applied to list our common stock for quotation on the NASDAQ National Market under the symbol "CRXX."

Our business and an investment in our common shares involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to CombinatoRx	$	$

The underwriters may also purchase up to 900,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on                            .

SG Cowen & Co.	Pacific Growth Equities, LLC
Lazard Capital Markets	A.G. Edwards

                         , 2005

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and financial statements and related notes included in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

CombinatoRx

Overview of Our Business

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. In less than five years, we have discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple immuno-inflammatory diseases and cancer, at a total investment, including development of our proprietary screening technology, of less than $50 million.

        We are developing our combination drugs in response to the understanding that many diseases affect the body through multiple biological pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. Traditional drug discovery has focused on agents that target a single biological pathway. We believe that by targeting multiple pathways, our combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

        We use our combination high throughput screening, or cHTS, technology to systematically screen pair-wise combinations from our library of approximately 2,000 United States, European and Japanese approved drugs in cell-based assays corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis, hepatitis, neurodegenerative diseases and diabetes. Using these cell-based assays, our cHTS technology screens the effects of millions of possible dose-specific combinations of existing drugs in each of our selected disease models.

        We have discovered pairs of approved drugs which in preclinical studies exhibit a therapeutic effect against a model for a target disease when applied in combination, even though neither drug is indicated for such disease on its own. We have also discovered pairs of drugs where, our preclinical studies suggest, the effectiveness or safety of one drug in its primary disease indication may be improved by combining it with another drug that, on its own, is not indicated for that disease.

        Because the active pharmaceutical ingredients in our product candidates are themselves approved drugs, we have been able to move seven of our product candidates expeditiously into human clinical studies without the need to first complete many of the extensive preclinical toxicology and pharmacology studies generally required before initiating clinical trials for a new chemical entity. We believe that this approach will allow us to make early development decisions based on studies in patients, rather than only on studies in animals. As we obtain results from our trials, we may elect to discontinue or delay clinical trials for certain product candidates in order to refocus our resources on more promising product candidates.

        For proof-of-concept clinical trials of each of our product candidates, we have used and plan to use a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of our product candidate designed to simulate our expected commercial formulation. We plan to develop and commercialize our product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination. For each product candidate, we seek patent protection for both the composition of matter of our combination of active pharmaceutical ingredients and the use of the combination to treat specific diseases.

        We believe that our product candidates, if successfully developed, should represent new drugs acting through synergistic mechanisms of action and providing enhanced medical benefits.

Our Immuno-Inflammatory Disease Program

        We currently have six clinical stage product candidates targeting immuno-inflammatory diseases and multiple additional preclinical product candidates. Immuno-inflammatory diseases include asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis. Our clinical stage product candidates can be grouped into three categories, selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

        Selective Steroid Amplifiers.    We have four selective steroid amplifier product candidates, CRx-139, CRx-102, CRx-119 and CRx-170, in clinical trials. Steroids of the corticosteroid class are prescribed for the treatment of immuno-inflammatory diseases. The utility of these drugs, however, is limited by their substantial, dose-dependent adverse side effects. Each of our clinical stage selective steroid amplifier product candidates consists of a reduced-dose corticosteroid combined with a different second active ingredient which our preclinical studies suggest enhances the reduced-dose steroid's anti-inflammatory and immuno-modulatory activity without, we believe, a comparable increase in the steroid's adverse side effects. We believe that the mechanism of steroid enhancement for each of our product candidates is different and may be useful in treating different immuno-inflammatory diseases.

        Enhanced Calcineurin Inhibitors.    Our clinical stage enhanced calcineurin inhibitor, CRx-140, contains a reduced-dose calcineurin inhibitor combined with an antihistamine. Calcineurin inhibitors are potent immuno-modulatory compounds that are used in organ transplantation to prevent transplant rejection. Calcineurin inhibitors are also effective in numerous immuno-inflammatory diseases, but their use for these diseases is limited by adverse dose-related side effects and severe toxicity. Our preclinical studies suggest that the antihistamine in CRx-140 selectively boosts the immuno-modulatory activity of its reduced-dose calcineurin inhibitor without a comparable increase in its adverse side effects.

        Synergistic Cytokine Modulators.    Our clinical stage synergistic cytokine modulator, CRx-150, combines two active pharmaceutical ingredients, an antidepressant and a cardiovascular drug, neither of which is currently indicated for the treatment of immuno-inflammatory diseases. Our preclinical studies for CRx-150 suggest that these ingredients synergistically inhibit cytokines, protein signaling molecules used by the immune system to regulate immune and inflammatory response. Drugs that block the activity of key pro-inflammatory cytokines have resulted in advances in the treatment of rheumatoid arthritis, psoriasis, inflammatory bowel disease, and other diseases.

Our Oncology Program

        Our oncology product pipeline includes dual-action agents in clinical and preclinical development.

        Novel Dual-Action Anti-Tumor Agent.    Our clinical stage product candidate for cancer, CRx-026, contains two active pharmaceutical ingredients, neither of which is currently indicated to treat cancer. CRx-026 has completed two clinical trials designed to study product safety, response rate and other factors in patients with advanced metastatic solid tumors of multiple types who have failed one or more prior therapies. Our preclinical studies suggest that one ingredient of CRx-026 inhibits kinesin spindle protein, or KSP. KSP is essential for cell proliferation, a process that when unregulated results in tumor growth. The other ingredient of CRx-026 has been reported in scientific literature to inhibit phosphatases of regenerating liver, or PRL phosphatases. PRL phosphatases may play an important role in regulating cell proliferation and proper chromosome separation during cell proliferation. We believe that, when administered together, these active pharmaceutical ingredients may inhibit cancer cell proliferation by inhibiting these two mechanisms of cell proliferation, and that this dual action may show improved anti-tumor activity over kinesin inhibition alone.

Metabolic Diseases and Other Preclinical Programs

        Our preclinical pipeline includes multiple product candidates targeted for potential development in Type II diabetes, other metabolic diseases, oncology and multiple immuno-inflammatory diseases. We have recently initiated screening in neurodegenerative disease through our collaborations with the Spinal Muscular Atrophy Foundation, and CHDI, Inc. and our research and development grant from the National Institutes of Health, or NIH. We plan to begin screening in the area of infectious disease, beginning with hepatitis, through our subsidiary CombinatoRx (Singapore) Pte Ltd., or CombinatoRx Singapore. In addition, we are working to discover and develop potential therapeutics for anthrax toxin with the National Institute of Allergy and Infectious Disease.

Our collaboration with Angiotech Pharmaceuticals, Inc.

        In October 2005, we entered into a research and license agreement with Angiotech Pharmaceuticals, Inc., or Angiotech, under which we have agreed to both provide access to our clinical and preclinical portfolio of product candidates and our Chalice database of drug combinations, and to undertake a joint research project with Angiotech to discover and for Angiotech to develop product candidates for use in medical devices and interventional medicine products. We have granted Angiotech an exclusive, milestone and royalty-bearing license in their field for the product candidates Angiotech selects from our portfolio of clinical and preclinical product candidates, our Chalice database and the joint research project. We possess the rights to the product candidates outside of Angiotech's field without any fees, milestones, payments or royalties being due to Angiotech.

        Under the research and license agreement, we will receive a $27.0 million up-front license fee. In addition, Angiotech will make a $15.0 million equity investment in us. Under the research and license agreement, Angiotech may select up to 10 compounds for development in their field from our portfolio of clinical and preclinical product candidates, our Chalice database or the joint research project, and may select up to five additional compounds to develop upon the payment of $2.0 million per compound. For each of the compounds selected by Angiotech for development, we may receive up to $30.0 million in milestone payments if certain development and regulatory approval milestones are met, as well as royalties on any future product sales incorporating the compounds. In addition, we may also receive $7.0 million from Angiotech if they elect to extend the research project beyond 30 months to a total term of five years.

Clinical Status of Our Product Programs

        Six of our product candidates are in proof-of-concept studies in patients, or phase IIa trials. In addition, we have tested our oncology product candidate in patients with advanced cancers who have failed one or more prior therapies. These oncology trials, referred to here as phase I/II trials, are designed to evaluate safety, response rate, dosage levels and other factors. The following table summarizes the clinical status of our principal programs and product candidates and the location of our clinical trials, which in the United States are subject to an investigational new drug application, or IND, with the FDA and outside the United States are subject to a clinical trial application, or CTA, with the appropriate regulator.

Product Candidate	Product Description	Clinical Status	Clinical Study Locations
Immuno-Inflammatory
CRx-139	Selective steroid amplifier	Phase IIa	Europe, Canada
CRx-102	Selective steroid amplifier	Phase IIa	Sweden, United Kingdom, Norway
CRx-119	Selective steroid amplifier	Phase IIa	United States
CRx-170	Selective steroid amplifier	Phase IIa	United Kingdom
CRx-140	Enhanced calcineurin inhibitor	Phase IIa	United States, Canada
CRx-150	Synergistic cytokine modulator	Phase IIa	United Kingdom, Norway
Unnamed	Multiple product candidates	Preclinical
Oncology
CRx-026	Dual-action anti-tumor agent	Phase I/II	United States
Unnamed	Anti-tumor agents	Preclinical
Metabolic
Unnamed	Anti-diabetes agents	Preclinical

Advantages of Our Approach

        In the pharmaceutical industry, most early stage drug candidates fail. Our approach seeks to address this high failure rate by pursuing a portfolio strategy for drug discovery and development. By applying our cHTS technology to screen for the biological effects of combinations of approved drugs in disease models, we have identified multiple product candidates for selected major diseases and advanced them expeditiously into proof-of-concept clinical trials.

        We believe that our portfolio approach gives us multiple chances for success.

Our Business Strategy

        Our business strategy is to become a leading biopharmaceutical company focused on discovering, developing, and commercializing new combination drugs to treat immuno-inflammatory diseases, cancer, metabolic diseases, infectious diseases, neurodegenerative diseases and other diseases. The key elements of our business strategy include:

  •
  advancing selected product candidates into later stage clinical development;

  •
  developing and commercializing our product candidates either internally or through collaboration agreements with pharmaceutical, biotechnology and medical device companies; and

  •
  continuing to deploy our technology and approach to drug discovery in the field of combination drugs to obtain additional product candidates in existing or new disease indications through both internal development and collaborations.

Risks Affecting Our Business, Product Development Programs, Approach and Business Strategy

        We are subject to a number of risks, which could adversely affect our business, prevent us from successfully developing our product candidates through our immuno-inflammatory, oncology, metabolic and other disease programs, offset or eliminate any advantages of our approach or prevent us from successfully implementing our business strategy.

  •
  Our approach to drug discovery is unproven and all of our current product candidates are in preclinical or early clinical development. The data supporting our programs is derived solely from laboratory and preclinical studies and limited early stage clinical trials that were not designed to be statistically significant.

  •
  We have not received regulatory approval for, or generated revenues from, any of our product candidates. If we do not successfully commercialize any of our product candidates, we will be unable to generate product revenue or achieve profitability.

  •
  While we have advanced our clinical stage product candidates into clinical trials based on our preclinical studies and our belief as to their likely effects and mechanisms of action, clinical trials of any or all of our product candidates may fail to support our preclinical studies or to demonstrate the expected effects or mechanisms of action.

  •
  The FDA and other regulatory agencies may require more elaborate, expensive and time consuming clinical trials for our combination product candidates than are typically required for single agent compounds.

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  Our product candidates are combinations of approved drugs that are commercially available and marketed by other companies and therefore may be subject to substitution and may fail to obtain premium pricing.

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  We may not obtain or maintain the collaboration, development, commercialization, manufacturing and other third party relationships that we will require to develop, commercialize and manufacture some or all of our product candidates.

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  We may not be able to achieve any milestone payments under or derive any license revenue from existing or future collaboration relationships, and we or our collaborators may not perform obligations under our collaboration agreements, which may result in delay or termination of development and commercialization of possible product candidates under such agreements.

  •
  As of June 30, 2005, we had an accumulated deficit of $83.4 million. We expect to continue to incur significant and increasing losses over the next several years and we may never be profitable.

These and other risks of which you should be aware before you decide to buy our common stock are discussed more fully in "Risk Factors."

Corporate Information

        We were incorporated in Delaware on March 28, 2000 under the name CombinatoRx, Incorporated. Our principal executive office is located at 650 Albany Street, Boston, MA 02118, and our telephone number is (617) 425-7000. Our website address is www.combinatorx.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus and is not part of this prospectus. We have one subsidiary, CombinatoRx (Singapore) Pte Ltd, or CombinatoRx Singapore.

        Unless otherwise stated, all references to "CombinatoRx," "us," "our," "we," the "Company" and similar designations refer to CombinatoRx, Incorporated. CombinatoRx, the "CombinatoRx" logo, CRx, CRx Pharmaceuticals and CRx Therapeutics are trademarks of CombinatoRx, Incorporated. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	6,000,000 shares
Common stock to be outstanding after the offering	21,736,460 shares
Use of proceeds
We expect to use the net proceeds from this offering principally to fund development of our existing clinical-stage and preclinical product candidates, discovery and development of additional product candidates, further development of our drug discovery technology and working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds for in-licensing of products or technologies and possible acquisitions of complementary businesses. Please read "Use of Proceeds" for more detailed information.
Proposed NASDAQ National Market symbol	CRXX

        The number of our shares of common stock outstanding after the offering is based on 14,372,824 shares of our common stock outstanding on an as converted basis as of September 30, 2005, and the automatic conversion upon the closing of this offering of the 1,363,636 shares of Series E preferred stock which will be issued to Angiotech after September 30, 2005 into an aggregate of 1,363,636 shares of our common stock, assuming such conversion at a conversion price equal to an initial public offering price of $11.00 per share, and excludes:

  •
  2,893,963 shares of our common stock reserved for issuance under our stock plan, of which options to purchase 2,690,355 shares of our common stock are outstanding at a weighted average exercise price of $1.03 per share;

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  245,089 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.12 per share; and

  •
  shares of our common stock issuable to BioMedical Sciences Investment Fund Pte Ltd., or BioMedical Sciences, upon conversion of their preferred stock or convertible notes issued by CombinatorRx Singapore into shares of our common stock.

If the initial public offering price is less than $11.00, our Series E preferred stock will convert into a greater number of shares of our common stock and if the initial public offering price is greater than $11.00, our Series E preferred stock will convert into fewer shares of our common stock. The above number of shares of our common stock outstanding after the offering also assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, we will issue and sell an additional 900,000 shares of our common stock.

        Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

  •
  the issuance and sale of 6,000,000 shares of our common stock in the offering at an initial public offering price of $11.00 per share;

  •
  the automatic conversion of all outstanding shares of our A, B, C and D preferred stock into an aggregate of 13,366,644 shares of our common stock upon the closing of this offering;

  •
  the automatic conversion of the 1,363,636 shares of Series E preferred stock held by Angiotech upon the closing of this offering into an aggregate of 1,363,636 shares of our common stock, assuming a conversion price equal to an initial public offering price of $11.00 per share;

  •
  no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in the offering;

  •
  the filing of our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and the adoption of our amended and restated by-laws immediately prior to the closing of the offering;

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  a 4-for-7 reverse stock split of our common stock effected on February 11, 2005; and

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  no conversion by BioMedical Sciences of their preferred stock or convertible promissory notes issued by CombinatoRx Singapore into shares of our common stock.

Summary Financial Data

        The following tables present a summary of our historical financial information and pro forma net loss per common share. You should read the following summary financial data in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net loss per common share is calculated assuming the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B, C and D redeemable convertible preferred stock into an aggregate of 13,366,644 shares of our common stock.

	Period from Inception through December 31, 2000					Six Months Ended June 30,
		Year Ended December 31,
		2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share amounts)					(unaudited)
Statement of Operations Data:
Revenue:
Collaborations	$—	$—	$—	$—	$178	$—	$743
Operating expenses:
Research and development	599	3,827	9,871	12,145	15,896	7,259	10,240
General and administrative	255	1,906	3,640	4,501	6,757	3,215	5,443

Total operating expenses	854	5,733	13,511	16,646	22,653	10,474	15,683

Loss from operations	(854)	(5,733)	(13,511)	(16,646)	(22,475)	(10,474)	(14,940)
Interest income	21	254	296	499	620	204	356
Interest expense	—	(84)	(356)	(176)	(403)	(100)	(174)

Net loss	(833)	(5,563)	(13,571)	(16,323)	(22,258)	(10,370)	(14,758)
Accretion of dividends and redemption value on preferred stock	—	664	2,200	4,434	6,638	3,066	3,496

Net loss applicable to common stockholders	$(833)	$(6,227)	$(15,771)	$(20,757)	$(28,896)	$(13,436)	$(18,254)
Net loss per common share, basic and diluted	$(0.96)	$(7.24)	$(18.34)	$(24.13)	$(33.23)	$(15.57)	$(19.87)
Shares used in computing basic and diluted net loss per common share	860,001	860,001	860,001	860,166	869,581	863,211	918,604
Pro forma basic and diluted net loss per common share					$(1.64)		$(1.03)
Shares used in computing pro forma basic and diluted net loss per common share					13,578,316		14,285,248

        The pro forma balance sheet data as of June 30, 2005 gives effect to the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B, C and D redeemable convertible preferred stock into an aggregate of 13,366,644 shares of our common stock upon the closing of this offering and the assumed receipt in October 2005 of $15.0 million of proceeds from the issuance of 1,363,636 shares of Series E preferred stock to Angiotech and the automatic conversion of such Series E preferred stock into an aggregate of 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share. The pro forma as adjusted balance sheet data as of June 30, 2005 also gives effect to the sale of 6,000,000 shares of common stock offered by this prospectus at the assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. For purposes of the below pro forma as adjusted balance sheet data, net proceeds of the offering are not reduced by $1.6 million of offering expenses that the Company charged to expense in the six months ended June 30, 2005 in accordance with Staff Accounting Bulletin Topic 5A.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,425	$38,425	$99,443
Working capital	20,204	35,204	96,222
Total assets	27,014	42,014	103,032
Convertible preferred stock and redeemable convertible preferred stock	107,339	—	—
Deficit accumulated during the development stage	(83,416)	(83,416)	(83,416)
Total stockholders' (deficit) equity	(86,579)	35,760	96,778

RISK FACTORS

        Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider each of the risks and uncertainties described below before you decide to buy our common stock. You should also refer to the other information in this prospectus, including our financial statements and related notes. If any of the following risks and uncertainties actually occurs, our business, financial condition, and results of operations could be severely harmed. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks Related to Our Discovery, Development and Commercialization of New Medicines

Our approach to the discovery and development of combination drugs is unproven and may never lead to commercially viable products.

        Our approach to drug discovery and development is complex and unproven and has not been successfully used or, to our knowledge, attempted by any company. Our drug discovery technology is still in the early stages of development, and significant technical challenges remain, which we may not be able to overcome without significant costs or delay, if at all. Previously unrecognized or unexpected defects or limitations to our drug discovery technology may emerge, which we may also be unable to overcome or mitigate.

        We cannot be certain of the value of any of our current or future product candidates. None of the product candidates identified or developed to date, through the application of our business model and drug discovery technology, has successfully completed a statistically significant clinical trial, been approved by any regulatory agency or been commercialized.

        While we are advancing product candidates into phase I/II or phase IIa proof-of-concept clinical trials on the basis of their approved drug components, these product candidates could fail in these or future clinical trials. In addition, we may be required to conduct additional preclinical and phase I clinical studies for the formulations we develop of our product candidates. If the additional preclinical or phase I clinical studies required for a product candidate's formulation are extensive, it could delay or prevent further development of the product candidate. Regulatory approval for a combination drug may also require additional clinical trials for each component drug as well as for the component drugs in combination. As a result, it may be more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

        Our business model is dependent on the ability of our proprietary high throughput discovery technology to identify additional promising product candidates. High throughput screening involves testing large numbers of compounds in cell-based assays using automated systems that measure the biological activity of the compounds and provide detailed data regarding the results. Because our high throughput discovery technology is unproven, we cannot be certain that we will be able to discover additional drug combinations that show promising effects in our cell-based disease models and preclinical studies, which we can advance into clinical trials. As a result, we may not be able to identify additional product candidates. Many other companies with substantially greater resources than ours use high throughput screening for drug discovery. These or other companies may have developed or could in the future develop combination screening technology equal or superior to our technology.

        For these and other reasons, our approach to drug discovery and development may not be successful and our business model may not generate viable products or revenue. Even if our approach is theoretically viable, we may not complete the significant research and development or obtain the financial resources and personnel required to further develop and apply our discovery technology, advance promising product candidates to and through clinical trials, and obtain required regulatory approvals.

Our results to date provide no basis for predicting whether any of our product candidates will be safe or effective, or receive regulatory approval.

        All of our product candidates are in an early stage of development and their risk of failure is high. To date, the data supporting our drug discovery and development programs is derived solely from laboratory and preclinical studies and limited early stage clinical trials that were not designed to be statistically significant. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover or successfully develop drugs that are effective and safe in humans, we will not have a viable business.

We may be unable to find safe and effective doses and dose ratios for our product candidates without extensive clinical trials and substantial additional costs, if at all.

        We must select the doses, including the amount, frequency and duration, of each of the two active pharmaceutical ingredients included in our product candidates, and the relative amounts, or dose ratio, of these doses. Our clinical trials in humans may show that the doses or dose ratios we select based on our high throughput screening, animal testing or early clinical trials do not achieve the desired therapeutic effect in humans, or achieve this effect only in a small part of the population. Even if the doses or dose ratios we select show efficacy in humans, the resulting doses or dose ratios of our active pharmaceutical ingredients may not have acceptable safety profiles for our targeted indications. Furthermore, even if we believe that our preclinical and clinical studies adequately demonstrate that the doses or dose ratios we select for our product candidates are safe and effective in humans, the FDA or other regulatory agencies in the United States and foreign jurisdictions may determine that our clinical trials do not support our conclusion. We may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios we select in a significant patient population. If we need to adjust the doses or dose ratios, we may need to conduct new clinical trials. We may also be required to make different doses or dose ratios available for different types of patients. All of this may result in significant delays and additional costs or prevent commercialization of our product candidates.

The approved drugs included in our product candidates have adverse or inappropriate side effects and we may not be able to achieve an acceptable level of side effect risks, compared to the potential therapeutic benefits, for our product candidates.

        The approved drugs included in our combination product candidates have adverse side effects. These side effects may be acceptable when an ingredient is used in its approved dosage to achieve a therapeutic benefit for its currently approved indications, but the side effect risk compared to the therapeutic benefit may not be acceptable when used for the intended indications for the product candidate. These side effects may also make it difficult for us to obtain regulatory or other approval for clinical trials of our product candidates. In addition, the therapeutic effect of an approved drug in its currently approved indications may be inappropriate or undesirable in the intended indication for our product candidate. Also, the adverse side effects of an approved drug may be enhanced when it is combined with the other approved drug in the product candidate, or the combined drugs in a product candidate may produce additional side effects. Adverse side effects of the approved drugs could, in any of these situations, prevent successful development and commercialization of some or all of our product candidates.

        The development of a product candidate could be adversely affected by safety or efficacy issues that subsequently arise or become the focus of increased attention or publicity regarding use of either of the approved drugs which comprise the product candidate or similar drugs. We could be forced to abandon a product candidate or an approved product, if any, due to adverse side effects from long-term or other use of one of the active pharmaceutical ingredients in the product candidate or product, even if such long-term or other use is not contemplated for such product candidate or product.

        Five of our product candidates, our four selective steroid amplifiers and our enhanced calcineurin inhibitor, and several of our earlier stage preclinical products, seek to increase the therapeutic effect of a reduced-dose corticosteroid or a calcineurin inhibitor by the combination of such steroid or calcineurin inhibitor with a second pharmaceutical ingredient that serves as an enhancer agent. The adverse side effects of the steroids, the calcineurin inhibitor and the antidepressant or other enhancer agent included in these drug candidates are significant and generally increase as their dosage and/or duration of therapy increases. As a result, the success of these product candidates depends upon the ability of an acceptable dose of the candidate's enhancer agent to selectively amplify the therapeutic effect of a reduced-dose steroid or reduced-dose calcineurin inhibitor, without causing unacceptable adverse side effects. To achieve sufficient efficacy in humans, we may need to include higher doses of the steroid or calcineurin inhibitor, or of the enhancer agent, than we expected to include based on our screening procedures, preclinical trials and limited clinical trials. As a result, our selective steroid amplifier, our enhanced calcineurin inhibitor or synergistic cytokine modulator product candidates could have greater adverse side effects than anticipated and could fail to achieve risk-to-benefit profiles that would justify their continued development.

        Certain antidepressants, including the antidepressants in our product candidates, CRx-119, CRx-139 and CRx-150, carry a black box warning and expanded warning statements that alert health care providers to an increased risk of suicidality in children and adolescents being treated with these drugs. Several scientific publications also suggest the possibility of an increased risk for suicidal behavior in adults, in addition to children and adolescents, who are being treated with antidepressant medications. In particular, recent studies and publications suggest that selective serotonin reuptake inhibitors, including the antidepressant included in CRx-139 may increase the risk of suicidal behavior in adults. The FDA has begun a complete review of all available data to determine whether there is an increased risk of suicidality in adults being treated with antidepressant medications. The outcome of this review may lead to additional product labeling or even suspension of the use of some or all of the anti-depressants included in our product candidates, which would delay or prevent the continuation of our clinical trials, development and eventual commercialization of these product candidates.

        Significant adverse side effects of the component drugs included in our clinical stage product candidates include: in the case of our selective steroid amplifier product candidates, fluid and electrolyte imbalances, muscle and bone loss, diabetes, somnolence, suicidality, weakness, birth defects, abdominal distress, peptic ulceration, avascular osteonecrosis, glaucoma, myopathy, and nausea; in the case of our enhanced calcineurin inhibitor product candidate, high blood pressure, kidney disease and infection; in the case our synergistic cytokine modulator product candidate, dizziness, abdominal distress and headache; and in the case of our oncology product candidate, drowsiness, low blood pressure, pancreatic damage, tardive dyskinesia, and confusional states. These side effects are not the only side effects of the components of our clinical stage product candidates, but are provided based on their severity and expected frequency of occurrence. The occurrence of these or other significant adverse side effects such as electrocardiogram changes, hepatic or renal dysfunction, myocardial infarction, infections, weight gain, immunosuppression, tachycardia and agranulocytosis could lead to difficulty in obtaining regulatory or other approval for clinical trials of our product candidates, the termination of our clinical trials or could result in product liability claims.

The active pharmaceutical ingredients in our product candidates may produce adverse side effects when delivered in combination.

        While an active pharmaceutical ingredient in one of our product candidates may be safe, or have an acceptable risk-to-benefit profile, when administered as a single agent for its approved indications, the same active pharmaceutical ingredient when delivered in combination with the other active pharmaceutical ingredient in the product candidate may cause serious unexpected or unacceptable adverse side effects. Our discovery technology is not designed to and does not detect adverse side effects that may result from the combination of the two drugs. While at this time, due to the early stage of the clinical trials for our product candidates, we are not aware of any adverse side effects resulting solely from the delivery in combination of the approved drugs included in our clinical stage product candidates. However, such side effects could be discovered in the course of performing clinical trials of our product candidates. In addition, the active pharmaceutical ingredients in a product candidate may not be approved for treatment of the product candidate's targeted disease and may result in additional adverse side effects not typically associated with products for treatment of such a disease. The FDA or other regulators could require preclinical and phase I studies testing for combination side effects before we advance product candidates to further clinical trials.

Our product candidates are combinations of approved drugs that are commercially available and marketed by other companies. As a result, our products may be subject to substitution and competition.

        We anticipate that the approved drugs that are combined to produce our product candidates are likely to be commercially available at prices lower than the prices at which we would seek to market our product candidates. We cannot be sure that physicians will view our products as sufficiently superior to a treatment regime of the individual active pharmaceutical ingredients as to justify the significantly higher cost we expect to seek for our combination products, and they may prescribe the individual drugs already approved and marketed by other companies instead of our combination products. Even if we are issued patents covering the composition of matter or method of use of our combination products, those patents may be ineffective as a practical matter to protect against physicians prescribing the individual drugs marketed by other companies instead of our combination products. To the extent that the price of our products is significantly higher than the prices of the individual components as marketed by other companies, physicians may have a greater incentive to write prescriptions for the individual components instead of for our combination products, and this may limit how we price our products. Physicians might also prescribe the individual components of a product candidate prior to its approval, which could adversely affect our development of the product candidate due to our lack of control over the administration to patients of the combination of active pharmaceutical ingredients in our product candidate, the occurrence of adverse effects, and other reasons. Such pre-approval use could also adversely affect our ability to market and commercialize any such product candidate which we successfully develop.

        In many countries where we plan to market our products, including Europe, Japan and Canada, the pricing of prescription drugs is controlled by the government or regulatory agencies. Regulatory agencies in these countries could determine that the pricing for our products should be based on prices for their active pharmaceutical ingredients when sold separately, rather than allowing us to market our products at a premium as new drugs. Similar concerns could also limit the reimbursement amounts health insurers or government agencies in the United States are prepared to pay for our products.

We must create commercially viable pharmaceutical formulations for our product candidates.

        The success of a product candidate may depend on our ability to develop a formulation of the product candidate that is superior to a treatment regime of the two approved drugs included in the product candidate taken separately. In some instances, to be commercially successful, this formulation must have a different method of administration than the approved drugs. For example, to successfully develop CRx-170, our product candidate for the treatment of asthma, we may need to develop an inhaled formulation of the product candidate. Developing such a formulation could be costly and difficult. We expect to rely on third party suppliers to develop the pharmaceutical formulations, delivery methods or packaging for our product candidates and they may not be successful in doing so. Defects in the formulation, delivery method or packaging of any of our product candidates could delay our ability to conduct clinical trials or require us to repeat clinical trials using a revised formulation, delivery method or packaging. If we are unsuccessful in creating commercially viable formulations, delivery methods or packaging, we may never generate product revenue or be profitable.

Financing arrangements for our Singapore subsidiary may cause substantial dilution to our stockholders, limit our control over important development decisions, divert resources away from other projects, prevent us from entering into relationships with third parties for infectious disease indications and result in the loss of significant intellectual property rights.

        Exercise by BioMedical Sciences of the rights granted to it to convert its shares of preferred stock in our Singapore subsidiary and convertible promissory notes issued by our Singapore subsidiary that they hold into shares of our common stock could result in substantial dilution to our stockholders. BioMedical Sciences may convert its shares of convertible preferred stock and convertible promissory notes in our Singapore subsidiary issued prior to this offering or in the 20 trading days after this offering into our common stock at conversion prices based on the price of our common stock over the 20 trading days following this offering or, in the case of convertible promissory notes issued by the subsidiary on or after the 21st trading day following this offering, the price of our common stock over the 20 trading days immediately prior to the issuance of the note. These prices may be substantially less than the market price of our shares at the time of conversion or the price per share paid by investors in this offering.

        As a condition of the financing provided to our subsidiary by BioMedical Sciences, we agreed to enter into a Services Agreement requiring us to provide substantial assay development and screening services to our subsidiary over the next four years and to assign to our subsidiary ownership of all intellectual property rights covering combination therapies for the treatment of infectious disease discovered by us through our work under the Services Agreement. We have also agreed to provide screening services in the field of the therapeutic treatment of infectious disease through combination therapies exclusively to the subsidiary and not to compete with the subsidiary, which will prevent us from doing work in infectious disease indications for third parties. We will commit substantial personnel resources to support operations of the subsidiary, both directly and under the Services Agreement, which could adversely affect our other operations. The performance of this work for the subsidiary may limit our ability to perform work on other disease indications. Assignment of the intellectual property rights to the subsidiary exposes us to the risk that the subsidiary may be unable to successfully develop promising therapies.

        Our Singapore subsidiary will need substantially greater resources to commercialize any promising combination therapy than the resources provided by the BioMedical Sciences financing and may not be able to obtain such financing on terms acceptable to the subsidiary, us or BioMedical Sciences. BioMedical Sciences has extensive control over the operations of the subsidiary and we will not control development decisions regarding the combination therapies assigned to the subsidiary or other major decisions to be made in regard to the subsidiary.

        If we or our subsidiary defaults on our obligations to BioMedical Sciences, we could lose our entire interest in the subsidiary and have no further ability to commercialize the intellectual property assigned to the subsidiary for the therapeutic treatment of infectious diseases.

        Our equity interest in the subsidiary is illiquid and cannot be transferred or sold for at least four years. In addition, our equity interest in the Singapore subsidiary is junior to the preferred stock and secured convertible promissory notes of the subsidiary held by Biomedical Sciences, and would likely be worthless in the event of any liquidation or forced sale of the subsidiary or its assets.

A material component of our business strategy is to establish and maintain collaborative relationships to fund research and possible development and commercialization of combination product candidates, by us or by collaborators. If we or any collaborator terminates or fails to perform any obligations under our collaboration agreements, the development and commercialization of product candidates under these agreements could be delayed or terminated.

        A material component of our business strategy is to establish and maintain collaborative arrangements with pharmaceutical, biotechnology and medical device companies, research institutions and foundations, and to seek grants from agencies of the United States government, to fund research and possible development and commercialization of combination drug products for the treatment of diseases. We also intend to seek to establish collaborative relationships to obtain domestic or international sales, marketing and distribution capabilities if any of our combination product candidates receive regulatory approval.

        The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, it may be difficult for us to maintain or perform under such collaboration arrangements, as our funding resources may be limited or our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. If we or any collaborator fails to fulfill any responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated. Additionally it may become necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. Further, if we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

        Our collaborations are new, and we do not have a meaningful history of working together with Angiotech or our other collaborators and cannot predict the success of any of our collaborations. Our collaborations typically involve a complex allocation of responsibilities, costs and benefits and provide for milestone payments to us upon the achievement of specified clinical and regulatory milestones. Our collaborations also may provide us with royalty-based revenue if product candidates are successfully commercialized. Under the Angiotech and other collaborations, we will rely on our collaborators to provide resources to develop new product candidates and to potentially achieve these milestones and commercialize any new products. We may not be able to achieve any of the milestones provided in our Angiotech or other collaboration agreements or derive any licence or royalty revenue with respect to these collaborations.

If we fail to manage our growth, our operations and financial results could be adversely affected.

        We have expanded our operations and strategic relationships at a rapid pace through numerous collaborations, including with Angiotech, the Spinal Muscular Atrophy Foundation, CHDI, Inc., National Institutes of Health, Accelerate Brain Cancer Care and through our subsidiary CombinatoRx Singapore. Our growth has placed and continues to place significant strain on our management and resources. We must continue to refine and expand our research and development capabilities, our management of the clinical trial process, access to financing resources and technology. As we grow, we must continue to hire, train, supervise and manage new employees. We may not be successful in hiring sufficient research, development and administrative personnel and management to manage our expansion effectively. If we are unable to manage our growth, our operations and financial results could be adversely affected.

We have no manufacturing, sales, marketing or distribution capabilities and may not obtain the collaboration, development, commercialization, manufacturing or other third party relationships that we will require to develop, commercialize and manufacture some or all of our product candidates.

        We have no manufacturing, sales, marketing or distribution capabilities and lack the collaborations, resources, capabilities, and experience necessary to clinically develop, formulate, manufacture, market and sell pharmaceuticals. As a result, to succeed in our business plan, we will be dependent on the efforts of third parties. We expect to depend on collaborators, partners, licensees, clinical research organizations, manufacturers and other third parties to formulate product candidates, to conduct clinical trials for some or all of our product candidates, to manufacture clinical and commercial scale quantities of our product candidates and products and to market, sell, and distribute any products we successfully develop. We also rely on obtaining sufficient quantities of the approved drugs in our product candidates from sources acceptable to the FDA and other regulators for early stage clinical trials.

        We expect to be able to develop and commercialize many of our product candidates only with the participation of pharmaceutical or biotechnology company collaborators or by out-licensing rights to the product candidates. Pharmaceutical and biotechnology companies and others may be reluctant to collaborate with us or to license rights to our product candidates due to the unproven nature of our drug discovery and development approach, the fact that the active pharmaceutical ingredients in our product candidates are approved drugs marketed by other companies, the risk that healthcare providers may substitute the component active pharmaceutical ingredients for our proposed combination products, concerns regarding the pricing of and reimbursement for our product candidates if they are successfully developed, or other factors.

        We cannot guarantee that we will be able to successfully negotiate agreements for relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If we are unable to obtain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates.

        We expect to expend substantial funds and management time and effort to enter into relationships with these third parties and, if we successfully enter into such relationships, to manage these relationships. However, we cannot control the amount or timing of resources our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will succeed in a timely fashion, if at all.

We may not be able to initiate and complete clinical trials for our product candidates.

        Conducting clinical studies for any of our drug candidates requires finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the independent review board at each such site and enrolling sufficient numbers of patients. We may not be able to arrange for appropriate clinical trials for our product candidates, secure the necessary approvals or enroll the necessary number of participants. We cannot guarantee that outside clinical investigators conducting our clinical trials will conduct them in compliance with applicable United States and foreign regulations. Clinical sites may fail the FDA's or other regulatory agencies' inspections or reviews and our trials could be halted for these or other reasons. As a result of these risks, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products.

Disputes under key agreements or conflicts of interest of our scientific advisors or clinical investigators could delay or prevent development or commercialization of our product candidates.

        Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, clinical research organization or clinical trial agreements, may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over rights to ownership or use of intellectual property, the scope and direction of research and development, the approach for regulatory approvals or commercialization strategy. We intend to conduct research programs in a range of therapeutic areas, but our pursuit of these opportunities could result in conflicts with the other parties to these agreements who may be developing or selling pharmaceuticals or conducting other activities in these same therapeutic areas. Any disputes or commercial conflicts could lead to the termination of our agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights or result in costly litigation.

        We collaborate with outside scientific advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists are not our employees and may have other commitments that limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

We may not be able to gain market acceptance of our product candidates, which would prevent us from becoming profitable.

        We cannot be certain that any of our product candidates will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical companies or others. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Sales of medical products largely depend on the reimbursement of patients' medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and if so, the level of reimbursement that will apply. We cannot be certain that third party payers will sufficiently reimburse sales of our products, or enable us to sell our products at profitable prices. Sales of medical products also depend on physicians' willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that our products are safe, therapeutically effective and cost effective relative to competing treatments, including a treatment regime of the individual approved drugs included in our combination products.

We may devote substantial time and resources to screening a cell-based model which is not predictive of results in humans.

        When conducting high throughput screening of selected cell-based models for specific diseases, we must devote months of time to testing millions of dose and drug combinations against a cell-based model for a selected disease. We may not be able to obtain, through our screening of a cell-based model, the information we seek regarding the effects of drug and dose combinations on multiple biological pathways. The cell-based model that we select may not accurately predict the effects in humans of the drug and dose combinations tested in the model. This failure may not be apparent until the completion of costly clinical trials. As a result, we may expend considerable resources and substantial time in generating results that are not useful or in conducting clinical trials that are not successful.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

        We have limited technical, managerial and financial resources to determine which of our product candidates should proceed to initial clinical trials, later stage clinical development and potential commercialization. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

        We are dependent on the members of our management team for our business success. In addition, an important element of our strategy is to take advantage of the development, regulatory and commercialization expertise of our current management. Our employment agreements with our executive officers are terminable on short notice or no notice. We have employment agreements with Mr. Alexis Borisy, our Chief Executive Officer, Mr. Robert Forrester, our Chief Financial Officer, Dr. Jan Lessem, our Chief Medical Officer, and Dr. Curtis Keith, our Senior Vice President of Discovery. The loss of any one of our executive officers could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of our product candidates. We currently have a key person life insurance policy on Mr. Borisy, in the amount of $1 million.

        To grow, we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could limit our growth and harm our business.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

        Since our inception in 2000, we have grown to approximately 70 employees and advanced seven product candidates into clinical trials. We have experienced a period of rapid growth that has placed a strain on our administrative and operational infrastructure. We expect this strain to continue as we continue to grow and seek to obtain and manage relationships with third parties. Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems, and operational, financial, and management controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. These challenges may slow our growth or give rise to inefficiencies that would increase our losses.

        We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including the diversion of management's attention from core business concerns, failure to exploit acquired technologies, or the loss of key employees from either our business or the acquired business.

Risks Related to Our Financial Results and Need for Additional Financing

We have a history of operating losses, expect to incur significant and increasing operating losses and may never be profitable. Our stock is a highly speculative investment.

        We commenced operations in March 2000 and have a very limited operating history for you to evaluate our business. We have no approved products and have generated no product revenue. We have incurred operating losses since our inception in 2000. As of June 30, 2005, we had an accumulated deficit of $83.4 million. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates and to enhance our drug discovery technology. We expect to incur substantial and increasing operating losses over the next several years as our research, development, preclinical testing, and clinical trial activities increase. As a result, our accumulated deficit will also increase significantly.

        Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. As our most advanced product candidates are at an early proof-of-concept stage, we do not expect to receive revenue from any product candidate for the foreseeable future. We may seek to obtain revenue from collaboration or licensing agreements with third parties. Our current collaboration and license agreements may not provide us with material, sustainable ongoing future revenue, and we may not be able to enter into additional collaboration agreements.

        Even if we eventually generate revenues, we may never be profitable, and if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may be unable to raise the substantial additional capital that we will need to sustain our operations.

        We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect the net proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations for at least 36 months from the date of this prospectus. We may, however, need to raise additional funds before that date if our research and development expenses exceed our current expectations. This could occur for many reasons, including:

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  some or all of our product candidates fail in clinical or preclinical studies or prove to be as commercially promising than we expect and we are forced to seek additional product candidates;

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  our product candidates require more extensive clinical or preclinical testing or our clinical trials take longer to complete than we currently expect;

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  we advance more of our product candidates than expected into costly later stage clinical trials;

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  we advance more preclinical product candidates than expected into early stage clinical trials;

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  we determine or are required to conduct more high throughput screening than expected against current or additional disease targets to develop additional product candidates;

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  we are required, or consider it advisable, to acquire or license rights from one or more third parties; or

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  we determine to acquire or license rights to additional product candidates or new technologies.

        While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek additional funds through arrangements with collaborators or others. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements, on acceptable terms, if at all. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely effect, holders of our common stock. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including some or all of our product candidates.

Risks Related to Regulatory Approvals

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.

        The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals and medical devices are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We or our collaborators must obtain regulatory approval for product candidates before marketing or selling any of them. The approval process is typically lengthy and expensive, and approval is never certain. It is not possible to predict how long the approval processes of the FDA or any other applicable federal or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. The FDA and foreign regulatory agencies have substantial discretion in the drug and medical device approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products and medical devices can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products or our collaborator's products and our ability to generate product revenue. The risks associated with the approval process include delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product or medical device to meet a regulatory agency's requirements for safety, efficacy and quality. In addition, regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

        We or our collaborators, if any, may delay, suspend or terminate clinical trials for any of our product candidates or their associated medical devices or products at any time for reasons including:

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  ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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  delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

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  delays in enrolling patients and volunteers into clinical trials;

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  lower than anticipated retention rates of patients and volunteers in clinical trials;

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  the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

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  insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials;

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  unfavorable FDA inspection and review of a clinical trial site or records of any clinical or preclinical investigation;

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  serious and unexpected drug-related side effects or adverse device effects experienced by participants in our clinical trials; or

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  the placement of a clinical hold on a trial.

        Positive or timely results from preclinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA or any other regulatory authority. Product candidates that show positive preclinical or early clinical results often fail in later stage clinical trials. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

        We have limited experience in conducting the clinical trials required to obtain regulatory approval. We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products are active, safe, or effective. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and may not become profitable. We may encounter significant delays in the regulatory process that could result in excessive costs that may prevent us from continuing to develop our product candidates. In addition, the failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions and other actions that could impair our ability to conduct our business.

The FDA and other regulatory agencies may require additional preclinical and phase I clinical data for our combination products.

        Our proposed products are composed of drugs previously approved as single agents, and as a result, there is significant pre-existing information on the safety of those drugs as single agents for their approved indications in the form of animal studies, phase I pharmacokinetic and other clinical studies and actual clinical experience. Nonetheless, new safety issues may arise when the previously approved drugs are used in combination in our products or when the proposed combination products are used in different treatment regimes for disease indications different than the disease indications for which the components are used as single agents. For example, the combination might be proposed for long-term use for a chronic condition, while the single agents are currently approved for short-term use in acute conditions. In addition, if a component has not been approved in all jurisdictions in which approval of the combination is sought, the regulatory agencies having authority over the combination in the jurisdictions that had not approved each component as a single agent may require us to submit data that would not otherwise be required. If any of these issues arises, we may be required to conduct additional preclinical and phase I clinical trials for the formulations we develop of our product candidates. If the additional preclinical or phase I clinical trials required for a product candidate's formulation are extensive, it could delay or prevent further development of the product candidate.

The FDA and other regulatory agencies may require more extensive or expensive trials for our combination product candidates than may be required for single agent pharmaceuticals.

        To obtain regulatory approval for our combination product candidates, we may be required to show that each active pharmaceutical ingredient in the product candidate makes a contribution to the combined product candidate's claimed effects and that the dosage of each component, including amount, frequency and duration, is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy. As a result, we may be required to conduct clinical trials for each component drug as well as for the component drugs in combination. This could require us to conduct more extensive and more expensive clinical trials than would be the case for many single agent pharmaceuticals. The need to conduct such trials could make it more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

Even if we receive regulatory approvals for marketing our product candidates, if we fail to comply with continuing regulatory requirements, we could lose our regulatory approvals, and our business would be adversely affected.

        The FDA continues to review products and medical devices even after they receive initial approval. If we receive approval to commercialize any product candidates, the manufacturing, marketing and sale of these drugs and medical devices will be subject to continuing regulation, including compliance with quality systems regulations, good manufacturing practices, adverse event requirements, and prohibitions on promoting a product for unapproved uses. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspension of approvals, withdrawal of approvals, recalls of products, product seizures, operating restrictions, and civil or criminal penalties. These enforcement actions could affect the manufacturing, marketing and sale of our products.

Healthcare reform measures could adversely affect our business.

        The efforts of governmental and third-party payers to contain or reduce the costs of healthcare may adversely affect the business and financial condition of pharmaceutical, biotechnology and medical device companies. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs and medical devices is subject to government control, and we expect proposals to implement similar controls in the United States to continue. The pendency or approval of such proposals could result in a decrease in our common stock price or limit our ability to raise capital or to enter into collaborations or license rights to our products.

New federal legislation may increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

        The Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, expands Medicare coverage for drug purchases by the elderly and disabled beginning in 2006. The new legislation contemplates the use of formularies, preferred drug lists and similar mechanisms that may limit the number of drugs that will be covered in any therapeutic class or reduce the reimbursement for some of the drugs in a class.

        As a result of the expansion of legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives could decrease the coverage and price that we receive for our products in the future and could seriously harm our business. It is possible that our products, if successfully developed, could be particularly subject to cost reduction initiatives because they are based on combinations of lower priced existing drugs. While the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement systems, and any limits on or reductions in reimbursement that occur in the Medicare program may result in similar limits on or reductions in payments from private payers.

New federal laws or regulations on drug importation could make lower cost versions of our future products available, which could adversely affect our revenues, if any.

        The prices of some drugs are lower in other countries than in the United States because of government regulation and market conditions. Under current law, importation of drugs into the United States is generally not permitted unless the drugs are approved in the United States and the entity that holds that approval consents to the importation. Various proposals have been advanced to permit the importation of drugs from other countries to provide lower cost alternatives to the products available in the United States. In addition, the MMA requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States.

        If the laws or regulations are changed to permit the importation of drugs into the United States in circumstances not now permitted, such a change could have an adverse effect on our business by making available lower priced alternatives to our future products.

Failure to obtain regulatory and pricing approvals in foreign jurisdictions could delay or prevent commercialization of our products abroad.

        If we succeed in developing any products, we intend to market them in the European Union and other foreign jurisdictions. In order to do so, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional risks because there may be additional variations between how our combinations of approved drugs and single agent drugs are treated in foreign jurisdictions. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations. Even if we are successful at obtaining these approvals, regulatory agencies in foreign countries where pricing of prescription drugs or medical devices is controlled by the government, could determine that pricing for our products should be based on prices for the existing drugs that comprise the active pharmaceutical ingredients in our combination products instead of allowing us to price our products at a premium as novel medicines.

Risks Related to Our Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

        Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property, including our proprietary drug discovery technology and any products or product candidates we plan to develop. In addition to taking other steps to protect our intellectual property, we intend to apply for patents with claims covering our technologies, processes, products and product candidates when and where we deem it appropriate to do so. We have applied for patent protection covering our clinical and preclinical product candidates and our drug discovery technologies in the United States, and some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to stop them from doing so.

        Similarly to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

        The United States Patent and Trademark Office and similar agencies in foreign jurisdictions may not agree with our view that our combination product candidates and our drug discovery technologies are patentable or novel and non-obvious, and on this basis may deny us patent protection. Even if we receive patent protection, others, including those who own patent or trade secret rights associated with the approved drugs that are active pharmaceutical ingredients of our product candidates, may attempt to invalidate our patent or trade secret rights. Even if our patent or trade secret rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights.

        If we do not obtain or we are unable to maintain adequate patent or trade secret protection for our products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of our combination products for three years after it has approved our product. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of our product unless we have patent protection sufficient for us to block that generic version. Without sufficient patent protection, the applicant for a generic version of our product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to our product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval of products that duplicate our products.

We may not be able to develop or commercialize our product candidates due to intellectual property rights held by third parties

        If a third party holds a patent to a composition or method of use of an approved drug that is a component of one or more of our product candidates, we may not be able to develop or commercialize such product candidates without first obtaining a license to such patent, or waiting for the patent to expire. In particular, there is a recently issued Canadian patent that covers the use of pentamidine, one drug in product candidate CRx-026, for the treatment of cancer. We may not be able to develop or commercialize CRx-026 in Canada without first obtaining a license to this patent, or waiting for it to expire. There are counterpart patent applications pending in other countries, including in the United States. In the event that one or more of these pending counterpart applications issues as a patent, we may not be able to develop or commercialize CRx-026 in a country in which such a counterpart patent issues without first obtaining a license to such patent, or waiting for it to expire. For three of our other product candidates, CRx-139, CRx-140 and CRx-170 some of the various formulations and methods of use of one drug in the combination are covered by third party patents which could pose an impediment to our ability to develop and commercialize these products. We believe that other formulations and methods of use of these drugs, which are not covered by any third party patents, are available. However, we cannot be sure that the unpatented formulations or methods of use of these drugs will be the optimal formulation, or that a feasible formulation for these product candidates will be available. Our business will be harmed if we are unable to use the optimal formulation or methods of use of the component drugs that comprise our product candidates. This may occur because the formulations or methods of use are covered by one or more third party patents, and a license to such patents is unavailable or is available on terms that are unacceptable to us.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize our products

        Depending on its ultimate formulation and method of use, before we can develop, clinically test, make, use, or sell a particular product candidate, we may need to obtain a license from one or more third parties who have patent or other intellectual property rights covering components of our product candidate or its method of use. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. Because our product candidates are based on combinations of existing drugs, there may be a significant number of patents covering both the active pharmaceutical ingredients in our product candidates and their method of use. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

        In our activities, we rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities, and to attract and retain collaborators, licensees and customers. We take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships. However, these steps may be inadequate, agreements may be violated, or there may be no adequate remedy available for a violation of an agreement. We cannot assure you that our proprietary information will not be disclosed or that we can meaningfully protect our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

Litigation or third party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

        We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize combination product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement. Our efforts to obtain, protect and defend our patent and other intellectual property rights, whether we are successful or not, can be expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us. In addition, defending patent or other intellectual property litigation, whether we are successful or not, can be very expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

        There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Risks Related to Our Industry

Our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.

        Many companies, universities, and research organizations developing competing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution, and technical regulatory matters than we have. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Our competitors could commence and complete clinical testing of their product candidates, obtain regulatory approvals, and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop drug discovery technology or products that would render our drug discovery technology and product candidates, and those of our collaborators, obsolete and noncompetitive. They may also employ high throughput screening technologies to the discovery of combination drugs, which may render our technologies or our approach to drug discovery and development obsolete or noncompetitive. Our drug discovery technology will compete against well-established techniques to discover new drugs. If we are unable to compete effectively against these existing techniques and the companies that support them, then we may not be able to commercialize our product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenues.

We may have significant product liability exposure which may harm our business and our reputation.

        We face exposure to product liability and other claims if our product candidates, products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing, and marketing of human therapeutic products and medical devices. We currently maintain product liability insurance covering our clinical trials in the amount of $5 million. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost, if at all. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products or product candidates that we develop. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also generate negative publicity or hurt our ability to obtain physician endorsement of our products or expand our business.

We use and generate materials that may expose us to expensive and time-consuming legal claims.

        Our development programs involve the use of hazardous materials, chemicals, and biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, and disposal of materials and waste products. We believe that our safety procedures for handling these materials comply with the standards prescribed by laws and regulations. However, we may incur significant costs to comply with current or future environmental laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our insurance, and we may not be able to maintain insurance on acceptable terms, if at all.

Risks Related to this Offering

Our common stock may have a volatile public trading price and a low trading volume.

        Prior to this offering, our equity did not trade in a public market. An active public market for our common stock may not develop or be sustained after this offering. The underwriters and we have determined the initial public offering price through negotiation. This price may not be indicative of the fair market value or the market price at which the common stock will trade after this offering. The market prices for securities of companies comparable to us have been highly volatile. Often, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

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  disclosure of actual or potential results with respect to product candidates we are developing;

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  regulatory developments in both the United States and abroad;

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  developments concerning proprietary rights, including patents and litigation matters;

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  public concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

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  public announcements by our competitors or others; and

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  general market conditions and comments by securities analysts and investors.

Fluctuations in our operating losses could adversely affect the price of our common stock.

        Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our preclinical and clinical development programs, level of expenses incurred in connection with our preclinical and clinical development programs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with the regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

Our product development strategy may cause volatility in our stock price, and we may incur significant costs from class action litigation.

        Our strategy of initiating proof-of-concept clinical trials for multiple product candidates and making development decisions based on the results of these trials may result in a greater number of public announcements regarding the progress of our development efforts than would be true for a company developing fewer products or advancing products less quickly into proof-of-concept clinical trials. These announcements, including announcements regarding decisions to terminate further development of one or more product candidates, may cause significant volatility in our stock price. Recently, when the market price of a stock has been volatile, as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

The sale of a substantial number of shares after this offering may cause the market price of our common stock to decline.

        The market price of your common stock may decline if our stockholders or we sell shares of our common stock after this offering. As of September 30, 2005, options to purchase 2,690,355 shares of our common stock, with a weighted average exercise price of $1.03 per share, were outstanding. As of September 30, 2005, warrants to purchase 245,089 shares of our common stock, at a weighted average exercise price of $7.12 per share, were outstanding or contingently issuable. On August 30, 2005, CombinatoRx Singapore issued to BioMedical Sciences preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million. The preferred stock and convertible promissory notes of CombinatoRx Singapore held by or to be issued to BioMedical Sciences may be converted into our common stock, which may also be dilutive to holders of our common stock, and any such conversion may cause the market price of our common stock to decline. We intend to file a registration statement following this offering to permit the sale of 4,742,857 shares of our common stock issuable under our stock option plans.

        Future sales of common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, we will have 21,736,460 shares of common stock outstanding, including 1,363,636 shares of our common stock issued to Angiotech upon the automatic conversion of its Series E preferred stock upon the closing of this offering. Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction, except to the extent that any of these shares are held by our affiliates, by our officers or directors or by our stockholders, option holders and warrant holders who have signed lock-up agreements and are not institutional investors.

        Holders of 15,648,152 shares of our common stock, including holders of options to purchase 2,317,979 shares of our common stock and holders of warrants to purchase 245,089 shares of our common stock have signed lock-up agreements. Under these lock-up agreements, our stockholders have agreed, subject to certain limited exceptions, not to sell any shares of our common stock (or securities convertible into or exchangeable or exercisable for common stock) owned by them for a period of 180 days after the closing of this offering, unless they first obtain the written consent of SG Cowen & Co., LLC. At the end of such 180 day period, approximately 14.2 million shares of common stock, plus up to an additional approximately 1,483,046 shares issuable upon the exercise of vested options, will be eligible for immediate resale subject to the applicable provisions under Rule 144. The shares of our common stock issued to Angiotech upon the automatic conversion of Angiotech's shares of our Series E preferred stock upon the closing of this offering may not be sold or transferred by Angiotech, subject to limited exceptions, until after the first anniversary of the offering.

        The holders of 13,366,644 shares of our common stock and warrants exercisable for 146,946 shares of our common stock will have the right in some circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us. In addition, we have agreed to file, on the request of BioMedical Sciences any time after twelve months following the completion of this offering, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption of their preferred stock or convertible promissory notes in CombinatoRx Singapore or their warrant to purchase 25,000 shares of common stock. We have agreed to file, upon the request of Angiotech made any time after the nine-month anniversary of this offering, a registration statement covering the resale by Angiotech of the shares of common stock issued to them upon the automatic conversion of their shares of our Series E preferred stock. We have also granted to

Angiotech the right to participate in registrations of shares by us made after the first anniversary and prior to the fourth anniversary of the offering.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $6.54 per share, as of June 30, 2005, based on an initial public offering price of $11.00 per share. Further, investors purchasing common stock in this offering will contribute approximately 39% of the total amount invested by stockholders since our inception, but will own only approximately 28% of the shares of common stock outstanding.

        This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. As of September 30, 2005, options to purchase 2,690,355 shares of our common stock at a weighted average exercise price of $1.03 per share were outstanding or contingently issuable, together with warrants to purchase 245,089 shares of our common stock, at a weighted average exercise price of $7.12 per share. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation. On August 30, 2005, CombinatoRx Singapore issued to BioMedical Sciences preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million. The preferred stock and convertible promissory notes of CombinatoRx Singapore held by or to be issued to BioMedical Sciences may be converted into our common stock, which conversion may also be dilutive to holders of our common stock.

We may allocate the proceeds from this offering in ways that stockholders may not support.

        Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for corporate purposes that do not increase our profitability or our stock price. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy, which includes investments in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or other governments or their agencies.

As a public company, we will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        As a public company, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the United States Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us. These laws and regulations will also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot estimate the amount or timing of additional costs we may incur as a result of these laws and regulations.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.

        We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures.

        Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.

        Our charter also provides staggered terms for the members of our board of directors. Under Section 141 of the Delaware General Corporation Law, our directors may be removed by stockholders only for cause and only by vote of the holders of a majority of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. These provisions could also delay the removal of management by the board of directors with or without cause. In addition, our directors may only be removed for cause and our bylaws limit the ability our stockholders to call special meetings of stockholders.

        Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

        Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

        Under our research and license agreement with Angiotech, we have agreed that upon a change of control of us, as defined in the research and license agreement, the agreement would remain in effect, although Angiotech would have the right to terminate the agreement in the six months after a change of control if we were acquired by an entity operating primarily in Angiotech's field.

Our officers and directors and other affiliates may be able to exert significant control over the company.

        After this offering, our executive officers, directors, and other affiliates will control approximately 40% of our outstanding common stock. Therefore, our directors and officers and other affiliates will have the ability to influence the company through this ownership position.

        These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporation transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "seek," "will" and similar terms.

        These forward-looking statements include, but are not limited to, statements about:

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  the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs and drug discovery process;

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  our ability to advance product candidates into clinical trials;

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  the further clinical development and commercialization of our product candidates;

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  the implementation of our business model, strategic plans for our business, product candidates and drug discovery technology;

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  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and drug discovery technology;

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  our ability to operate our business without infringing the intellectual property rights of others;

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  estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

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  our ability to establish, maintain and perform under our corporate collaborations;

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  the timing of regulatory filings and approvals;

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  our use of proceeds from this offering;

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  our financial performance; and

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  competitive companies, technologies and our industry.

        Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should carefully read this entire prospectus, particularly the section entitled "Risk Factors," before you make an investment decision. The forward-looking statements in this prospectus are based on management's beliefs and assumptions and information only as of the dates of this prospectus, and the forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future earnings, or otherwise.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the 6,000,000 shares of our common stock in this offering, assuming an initial public offering price of $11.00 per share, will be approximately $61.0 million, or approximately $70.2 million if the underwriters exercise their over-allotment option in full. This estimate is after deduction of all estimated underwriting discounts, commissions and estimated offering expenses that are payable by us. Net proceeds from this offering are not reduced by $1.6 million of offering expenses that the Company charged to expense in the six months ended June 30, 2005 in accordance with Staff Accounting Bulletin Topic 5A.

        We plan to use the net proceeds from this offering principally to fund:

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  development of our current portfolio of seven clinical stage product candidates; and

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  development of our preclinical stage product candidates.

We plan to use the remaining net proceeds from this offering to fund:

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  discovery and development of additional product candidates;

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  further development of our drug discovery technology; and

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  working capital, capital expenditures and other general corporate purposes.

In addition, we may use a portion of the net proceeds from this offering for in-licensing of products or technologies or acquisitions of complementary businesses, but we have no current agreements or commitments relating to any of these types of transactions.

        We estimate that we will use approximately $4.5 million of the net proceeds from this offering for external clinical trial expenses to complete the current phase IIa or phase I/II studies for CRx-139, CRx-102, CRx-119, CRx-170, CRx-140, CRx-150 and CRx-026. We plan to make decisions regarding any additional early stage clinical trials or which of our product candidates to advance into later stage clinical trials based on the human clinical data obtained from these phase IIa or phase I/II studies. We cannot predict at this time which, if any, product candidates will be advanced into later stage clinical trials. We estimate that if one of our product candidates is advanced, the external clinical trial expenses for administering a later stage clinical trial for a product candidate will be approximately $9.0 million for one phase IIb trial and $33.0 million for one phase III clinical trial. As a result, the actual amount of our external clinical trial expenses will depend on the results of prior clinical trials and the number of product candidates advanced into later stage clinical trials.

        The amount and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, the advancement of product candidates into clinical trials, timing and results of clinical studies, timing of regulatory submissions, any terms or conditions imposed by regulatory agencies, opportunities for in-licensing arrangements or acquisitions, the amount of proceeds actually raised in this offering and the amount of cash used by our operations.

        We have not determined the amount of net proceeds to be used specifically for any of the purposes listed above. Our management will have broad discretion to allocate the net proceeds from this offering. Pending such use of the net proceeds, we intend to invest the net proceeds from this offering in accordance with our investment policy, which includes investments in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or other governments or their agencies.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain earnings, if any, to finance the growth and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

        The following table shows, as of June 30, 2005, our cash, cash equivalents and marketable securities and capitalization:

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  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of 22,907,015 shares of our Series A convertible preferred stock and Series B, C and D redeemable convertible preferred stock into an aggregate of 13,366,644 shares of common stock and the amendment of our certificate of incorporation, in each case upon the closing of this offering and our assumed receipt of proceeds of $15.0 million from the issuance of 1,363,636 shares of Series E preferred stock to Angiotech on October 3, 2005 and the automatic conversion of such shares of Series E preferred stock into an aggregate of 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share; and

  •
  on a pro forma, as adjusted basis to also reflect the issuance and sale of 6,000,000 shares of common stock in this offering at the initial offering price of $11.00 per share and the receipt of the estimated net proceeds therefrom, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The estimated net proceeds from this offering are not reduced by $1.6 million of offering expenses that the Company charged to expense in the six months ended June 30, 2005 in accordance with Staff Accounting Bulletin Topic 5A.

        This table does not include 2,690,355 shares of common stock that are issuable upon exercise of stock options that were outstanding as of September 30, 2005. The weighted average exercise price of these outstanding options is $1.03. This table also does not include 245,089 shares of common stock that are issuable upon the exercise of warrants outstanding or contingently issuable as of September 30, 2005 at a weighted average exercise price of $7.12 per share. This table does not include any shares of common stock issuable to BioMedical Sciences upon conversion of their preferred stock or convertible promissory notes issued by CombinatoRx Singapore.

        This table should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$23,425	$38,425	$99,443

Current portion of notes payable	$1,002	$1,002	$1,002
Notes payable, less current portion	1,355	1,355	1,355
Convertible preferred stock and redeemable convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 503,400 shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2,500	—	—
Series B redeemable convertible preferred stock, $0.001 par value; 3,380,000 shares authorized and 3,364,250 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	20,033	—	—
Series C redeemable convertible preferred stock, $0.001 par value; 10,795,666 shares authorized and 10,746,666 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	49,349	—	—
Series D redeemable convertible preferred stock, $0.001 par value; 8,483,320 shares authorized and 8,292,699 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	35,457	—	—
Stockholders' deficit:
Common stock, $0.001 par value; 32,000,000 shares authorized and 993,032 shares issued and outstanding, actual; 32,000,000 shares authorized and 14,359,676 shares issued and outstanding, pro forma; and 60,000,000 shares authorized and 20,359,676 shares issued and outstanding, pro forma as adjusted	1	15	21
Additional paid-in capital	9,211	131,536	192,548
Deferred stock compensation	(12,345)	(12,345)	(12,345)
Accumulated other comprehensive loss	(30)	(30)	(30)
Deficit accumulated during the development stage	(83,416)	(83,416)	(83,416)

Total stockholders' (deficit) equity	(86,579)	35,760	96,778

Total capitalization	$23,117	$38,117	$99,135

DILUTION

        Our pro forma net tangible book value as of June 30, 2005 was $35.8 million, or $2.27 per share of common stock, after giving effect to the conversion of all the Company's outstanding convertible preferred stock and redeemable convertible preferred stock. Historical net tangible book value per share represents our total assets less total liabilities and convertible preferred stock and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of June 30, 2005. The pro forma net tangible book value per share before this offering represents our total assets less total liabilities, divided by the pro forma number of shares of common stock outstanding as of June 30, 2005 assuming our receipt of proceeds of $15.0 million from the assumed issuance of 1,363,636 shares of Series E preferred stock to Angiotech on October 3, 2005 and the automatic conversion of all such shares of Series E preferred stock into an aggregate of 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share. The dilution of net tangible book value per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. Pro forma as adjusted net tangible book value per share after this offering gives effect to the application of net proceeds from the sale of 6,000,000 shares of our common stock in this offering, at the initial public offering price, which is assumed to be $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Net proceeds from this offering have not been reduced by $1.6 million of offering expenses that the Company charged to expense in the six months ended June 30, 2005 in accordance with Staff Accounting Bulletin Topic 5A. As of June 30, 2005, our pro forma net tangible book value after this offering would have been $96.8 million, or $4.46 per share.

        This represents an immediate increase in net tangible book value to existing stockholders of $2.19 per share and an immediate dilution to new investors of $6.54 per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$11.00
Historical net tangible book value per share as of June 30, 2005	$(87.19)
Increase attributable to conversion of convertible preferred stock, the assumed receipt of $15.0 million of proceeds from the assumed issuance of Series E preferred stock and the assumed conversion of Series E preferred stock	89.46

Pro forma net tangible book value per share at June 30, 2005	$2.27
Increase per share attributable to new investors	2.19

Pro forma as adjusted net tangible book value per share after offering		4.46

Dilution of net tangible book value per share to new investors		$6.54

        Assuming the exercise in full of the underwriters' over-allotment option, our adjusted pro forma net tangible book value after this offering at June 30, 2005 would have been approximately $4.68 per share, representing an immediate increase in pro forma tangible book value of $2.41 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $6.32 per share to purchasers in this offering.

        The following table lists, as of June 30, 2005, the number of shares of common stock purchased, the total amount paid, and the average price per share paid by our existing stockholders assuming our receipt of proceeds of $15.0 million from the assumed issuance of 1,363,636 shares of Series E preferred stock to Angiotech on October 3, 2005 and the automatic conversion of all such shares of Series E preferred stock into an aggregate of 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share. The following table also lists on a pro forma basis the number of shares of common stock purchased and the total amount paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale of 6,000,000 shares of our common stock at the initial public offering price of $11.00 per share.

	Shares Issued		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,359,676	66%	$90,013,000	52%	$6.27
Holder of Series E preferred stock	1,363,636	6%	15,000,000	9%	$11.00
New investors	6,000,000	28%	66,000,000	39%	$11.00

Total	21,723,312	100%	$171,013,000	100%

        Both of the above tables reflect the conversion of 22,907,015 shares of our Series A convertible preferred stock and Series B, C and D redeemable convertible preferred stock into 13,366,644 shares of common stock upon the closing of this offering and the automatic conversion of the Series E preferred stock issued to Angiotech into an aggregate of 1,363,636 shares of our common stock, assuming a conversion price equal to an initial public offering price of $11.00 per share and assume no exercise of the underwriters' over-allotment option, no exercise of stock options or warrants that were outstanding as of June 30, 2005 or issued thereafter and no conversion of preferred stock or convertible promissory notes held by BioMedical Sciences in CombinatoRx Singapore into our common stock. As of June 30, 2005, there were options outstanding to purchase 2,439,405 shares of our common stock, at a weighted average exercise price of $0.99 per share. As of June 30, 2005, there were warrants outstanding or contingently issuable to purchase 220,089 shares of our common stock at an exercise price of $6.68 per share. If any or all of these options or warrants are exercised, then there will be further dilution to our investors, including the purchasers in this offering. On August 30, 2005, CombinatoRx Singapore issued to BioMedical Sciences preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million.

        Assuming the exercise in full of the underwriter's over-allotment option, the number of shares held by new investors will increase to 6,900,000 shares, or 30% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

        This section presents our historical financial data. You should read the selected financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes related to those financial statements included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements. We have derived the statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 from our financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We derived the statement of operations data for the period March 28, 2000 (inception) through December 31, 2000, for the year ended December 31, 2001 and the balance sheet data for December 31, 2000, 2001 and 2002 from our audited financial statements which are not included herein. The statement of operations data for the six months ended June 30, 2004 and 2005, and the balance sheet data as of June 30, 2005, have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and position on that date. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in determining basic and diluted and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into shares of common stock.

	Period from Inception through December 31, 2000
		Year Ended December 31,				Six Months Ended June 30,
		2001	2002	2003	2004	2004	2005
						(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue:
Collaborations	$—	$—	$—	$—	$178	$—	$743
Operating expenses:
Research and development	599	3,827	9,871	12,145	15,896	7,259	10,240
General and administrative	255	1,906	3,640	4,501	6,757	3,215	5,443

Total operating expenses	854	5,733	13,511	16,646	22,653	10,474	15,683

Loss from operations	(854)	(5,733)	(13,511)	(16,646)	(22,475)	(10,474)	(14,940)
Interest income	21	254	296	499	620	204	356
Interest expense	—	(84)	(356)	(176)	(403)	(100)	(174)

Net loss	(833)	(5,563)	(13,571)	(16,323)	(22,258)	(10,370)	(14,758)
Accretion of dividends on preferred stock	—	664	2,200	4,434	6,638	3,066	3,496
Net loss applicable to common stockholders	$(833)	$(6,227)	$(15,771)	$(20,757)	$(28,896)	$(13,436)	$(18,254)

Net loss per common share: basic and diluted	$(0.96)	$(7.24)	$(18.34)	$(24.13)	$(33.23)	$(15.57)	$(19.87)
Shares used in computing basic and diluted net loss per common share	860,001	860,001	860,001	860,166	869,581	863,211	918,604
Pro forma basic and diluted net loss per common share					$(1.64)		$(1.03)
Shares used in computing pro forma basic and diluted net loss per common share					13,578,316		14,285,248

	As of December 31,
						As of June 30, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,090	$10,802	$35,791	$20,911	$35,115	$23,425
Working capital	1,005	9,581	34,505	18,216	31,675	20,204
Total assets	1,393	14,320	39,717	24,586	39,395	27,014
Long-term debt, less current maturities	3	1,319	915	560	1,729	1,355
Convertible preferred stock and redeemable convertible preferred stock	2,125	18,296	60,796	65,230	103,843	107,339
Deficit accumulated during the development stage	(847)	(7,001)	(23,549)	(43,445)	(68,658)	(83,416)
Total stockholders' deficit	(836)	(7,036)	(23,627)	(44,178)	(70,268)	(86,579)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements, that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. To date, we have devoted substantially all of our resources to the development of our drug discovery technology and the research and development of our drug candidates, including conducting preclinical and clinical trials and seeking protection for our technology and product candidates. Since our inception in March 2000, we have had no revenue from product sales, and have funded our operations principally through the private placement of equity securities and debt financings.

        We have never been profitable and, as of June 30, 2005, we have an accumulated deficit of $83.4 million. We had net losses of $13.6 million for the year ended December 31, 2002, $16.3 million for the year ended December 31, 2003, and $22.3 million for the year ended December 31, 2004 and net losses of $14.8 million for the six month period ended June 30, 2005. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and begin to operate as a public company. We will need to generate significant revenues to achieve profitability and may never do so.

Financial Operations Overview

        Revenue.    We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products for the foreseeable future. All of our revenue to date has been derived from research and development payments we have received from our collaborators. We will seek to generate revenue from a combination of research funding, up-front license fees, milestone payments, royalties and product sales.

        Research and Development.    Research and development expense consists of expenses incurred in connection with developing and advancing our drug discovery technology and identifying and developing our product candidates. These expenses consist primarily of salaries and related expenses, facility costs and costs for clinical trials including related contract research, formulation and manufacturing. We charge all research and development expenses to operations as incurred.

        Clinical development timelines, likelihood of success and total costs vary widely. At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we do not currently track our internal research and development costs or our personnel and related costs on an individual product candidate basis. We use our research and development resources, including employees and our drug discovery technology, across multiple drug development programs. As a result, we cannot state precisely the costs incurred for each of our research and development programs or our clinical and preclinical product candidates. However, we estimate that, to date, the total payments made by us to third parties for preclinical and clinical trials associated with CRx-139, CRx-102, CRx-119, CRx-140, CRx-150, CRx-170 and CRx-026 are $2.1 million for the year ended December 31, 2004, and $966,000 and $27,000, respectively, for the years ended December 31, 2003 and 2002 and $1.7 million for the six month period ended June 30, 2005. Our total research and development expenses for the years ended December 31, 2004, 2003 and 2002 and the six months ended June 30, 2005 were $15.9 million, $12.1 million, $9.9 million and $10.2 million, respectively.

        We expect our research and development costs to be substantial and to increase as we advance our current portfolio of product candidates through clinical trials and move other product candidates into preclinical and clinical trials. Based on the results of our clinical trials, we expect to selectively advance some product candidates into late stage clinical trials. We anticipate that we will select product candidates and research projects for further development on an ongoing basis in response to the preclinical and clinical success and commercial potential. Due to the fact that our product candidates are in the early stage of development, we cannot estimate anticipated completion dates and when we might receive material net cash inflows from our research and development projects.

        General and Administrative.    General and administrative expense consists primarily of salaries and related expenses for personnel in administrative, finance, business development and human resource functions. Other costs include legal costs of pursuing patent protection of our intellectual property, unallocated facility costs and professional fees for legal services. After this offering, we anticipate increases in general and administrative expense relating to operating as a public company. These increases will likely include legal fees, accounting fees and directors' and officers' insurance premiums as well as fees for investor relations services.

Results of Operations

Six Months Ended June 30, 2005 and 2004

        Revenue.    For the six months ended June 30, 2005, the 2005 Period, we recorded $743,000 of revenue from our research and development collaborations with the Spinal Muscular Atrophy Foundation, Novartis and Accelerate Brain Cancer Cure, Inc. For the six months ended June 30, 2004, the 2004 Period, we did not record any revenue.

        Research and Development.    Research and development expense for the 2005 Period was $10.2 million compared to $7.3 million for the 2004 Period. The increase from the 2004 Period to the 2005 Period principally resulted from an increase of $1.4 million in external clinical trial costs, an increase of $789,000 in stock-based compensation, an increase of $604,000 for personnel costs related to an increase in headcount within the clinical department, and an increase of $305,000 in consulting expenses primarily to support our clinical programs. Included in research and development expense are stock-based compensation charges of $941,000 for the 2005 Period and $152,000 for the 2004 Period, relating primarily to the grant of stock options to employees at prices below the deemed fair market value of common stock.

        General and Administrative.    General and administrative expense for the 2005 Period was $5.4 million compared to $3.2 million for the 2004 Period. The increase from the 2004 Period to the 2005 Period was primarily due to expensing $1.6 million of deferred offering costs related to our initial public offering since it was postponed for more than 90 days, a $171,000 increase in stock-based compensation charges due to the grant of stock options to employees at an exercise price below the deemed fair market value of the common stock, the modification of a stock option grant and a $257,000 increase in legal fees for general corporate purposes.

        Interest Income.    Interest income increased to $356,000 for the 2005 Period from $204,000 for the 2004 Period. The increase in interest income was caused by increases in average interest rates earned on our investments.

        Interest Expense.    Interest expense increased to $174,000 for the 2005 Period from $100,000 for the 2004 Period. The increase was primarily caused by a higher outstanding balance on notes payable and non-cash interest charges associated with warrants issued in connection with debt financings.

        Accretion of Dividends on Preferred Stock.    Accretion of dividends on our convertible preferred stock for the 2005 Period was $3.5 million compared to $3.1 million for the 2004 Period. The increase in the 2005 Period reflects the accretion of dividends on our Series D convertible preferred stock issued in February and March 2004. Upon the closing of this offering our convertible preferred stock will automatically convert into shares of common stock, and as a result, there will be no further accretion of dividends.

Twelve Months Ended December 31, 2004, 2003 and 2002

        Revenue.    For the year ended December 31, 2004, we recorded $178,000 of revenue from our research and development collaborations with the Spinal Muscular Atrophy Foundation and Accelerate Brain Cancer Cure, Inc. We did not record any revenue for the years ended December 31, 2003 and 2002.

        Research and Development.    Research and development expense for the year ended December 31, 2004 was $15.9 million compared to $12.1 million for the year ended December 31, 2003 and $9.9 million for the year ended December 31, 2002.

        The increase from 2003 to 2004 principally resulted from an increase of $1.4 million for personnel costs related to an increase in headcount within the clinical department, an increase of $1.1 million in external clinical trial costs and $505,000 for consulting expenses on our immuno-inflammatory product candidates. The increase from 2002 to 2003 principally resulted from an increase of $1.3 million for personnel costs related to an increase in research and development headcount, an increase of $463,000 in external clinical trial costs due to the initiation of clinical trials for CRx-026, CRx-119 and CRx-139 and an increase of $357,000 for animal studies to support our product candidates. Included in research and development expense are stock-based compensation charges of $410,000 for the year ended December 31, 2004 and $75,000 for the year ended December 31, 2003, relating primarily to the grant of stock options to employees at prices below the deemed fair market value of common stock at the date of grant. There were no stock-based compensation charges for the year ended December 31, 2002.

        General and Administrative.    General and administrative expense for the year ended December 31, 2004 was $6.8 million compared to $4.5 million for the year ended December 31, 2003 and $3.6 million for the year ended December 31, 2002. The increase from 2003 to 2004 was primarily due to a $1.9 million increase in stock-based compensation charges due to the grant of stock options to employees at an exercise price below the deemed fair market value of the common stock and the modification of a stock option grant. Other major fluctuations from 2003 to 2004 include an increase in legal fees related to protecting our intellectual property of $316,000, and increase in consultants of $137,000 and a decrease in personnel costs due to lower average headcount. The increase from 2002 to 2003 was primarily due to a $398,000 increase in occupancy expenses related to an increase in leased space, a $283,000 increase in personnel costs as a result of an increase in headcount and a $271,000 increase in legal fees related to protecting our intellectual property.

        Interest Income.    Interest income increased to $620,000 for the year ended December 31, 2004 from $499,000 for the year ended December 31, 2003 and $296,000 for the year ended December 31, 2002. The increase in interest income in each year was primarily caused by increases in the average fund balances available for investment.

        Interest Expense.    Interest expense increased to $403,000 for the year ended December 31, 2004 from $176,000 for the year ended December 31, 2003 and $356,000 for the year ended December 31, 2002. The increase in interest expense from 2003 to 2004 was primarily caused by a higher non-cash interest charge associated with warrants issued in connection with debt financing. The decrease in interest expense from 2002 to 2003 was primarily caused by a lower non-cash interest charge associated with warrants granted in connection with our previous debt financing.

        Accretion of Dividends on Preferred Stock.    Accretion of dividends on our convertible preferred stock for the year ended December 31, 2004 was $6.6 million compared to $4.4 million for the year ended December 31, 2003 and $2.2 million for the year ended December 31, 2002. The $2.2 million increase in the year ended December 31, 2004 reflects the accretion of dividends on our Series D convertible preferred stock issued in February and March 2004. Upon the closing of this offering our convertible preferred stock will automatically convert into shares of common stock, and as a result, there will be no further accretion of dividends.

Liquidity and Capital Resources

        Since our inception in March of 2000, we have funded our operations principally through the private placement of equity securities, which provided aggregate net cash proceeds of approximately $88.8 million. We have also generated funds from debt financing. As of June 30, 2005, we had cash, cash equivalents and short-term investments of approximately $23.4 million. Our funds are currently invested in investment grade and United States government securities.

        Our operating activities used cash of $18.0 million, $14.1 million and $13.1 million in the years ended December 31, 2004, 2003 and 2002, respectively, and $11.4 million in the six months ended June 30, 2005. The use of cash in all periods was primarily due to increases in our losses from operations resulting from increased research and development expenses and changes in our working capital accounts. The increase in research and development expenditures from December 31, 2003 to December 31, 2004 was a result of an increase in salaries and benefits of $1.4 million, an increase in external clinical trial costs of $1.1 million and an increase in related consulting expenses of $505,000. The increase in research and development expenditures in the six months ended June 30, 2005 was a result of an increase of $1.4 million in external clinical trial costs, an increase of $789,000 in stock-based compensation, an increase of $604,000 for personnel costs and an increase of $305,000 in consulting expenses to support our clinical programs. These increases in both periods resulted primarily from the expansion of our clinical infrastructure and the initiation of additional clinical trials for our product candidates.

        During the year ended December 31, 2004, our investing activities used cash of $29.9 million compared to providing cash of $20.4 million for the year ended December 31, 2003 and our investing activities provided cash of $10.7 million for the six month period ended June 30, 2005. The cash used in investing activities in the year ended December 31, 2004 resulted from the purchase of securities. Our investing activities provided cash of $20.4 million in the year ended December 31, 2003 by the liquidation of securities to fund current operations. The cash provided by investing activities in the six months ended June 30, 2005 was due to sales and maturities of short term investments. Our investing activities in both periods consisted of purchases of property and equipment, primarily lab equipment, and purchases and maturities of marketable securities. We may have an increase in capital expenditures for the 2005 fiscal year principally related to leasehold improvements for a new facility, but the amount of such capital expenditures cannot be determined until we execute a definitive lease agreement.

        During the year ended December 31, 2004, financing activities provided cash of $32.5 million compared to $126,000 in the year ended December 31, 2003 and our financing activities used cash of $227,000 for the six month period ended June 30, 2005. The cash provided in 2004 is a result of the sale and issuance of 8.3 million shares of Series D redeemable convertible preferred stock in February and March 2004. No funds were raised in 2003. The cash used in financing activities in the six months ended June 30, 2005 was primarily due to the repayment of notes payable. Our financing activities since inception consisted primarily of the sale of preferred stock to private investors in the net amount of $88.8 million and net proceeds from our equipment lines of credit in the amount of $2.7 million.

        We have received $778,000 in payments through June 30, 2005, from our collaborations and research and development agreements with the SMA Foundation, Novartis Pharmaceuticals Corporation and Accelerate Brain Cancer Cure, Inc. We expect that our sources of funding for the next several years will also include, subject to our satisfying conditions that may include milestones, additional research funding, license fees, potential milestone payments and royalties relating to our collaboration and research and development agreements with Angiotech, HenKan Pharmaceuticals Company, the Spinal Muscular Atrophy Foundation, CHDI, Inc., and SAIC and government grants from NIAID, and any other collaborative license agreements we may enter into.

        In July 2004, we refinanced our equipment line of credit. Under the new arrangement with General Electric Capital Corporation, we borrowed $3 million in July 2004. Amounts borrowed under the facility are repayable over 36 months and bear interest at 8.42% per annum. Once drawdowns under the facility are repaid, they may not be reborrowed. In connection with the financing, the lender received a warrant to purchase 15,561 shares of our Series D redeemable convertible preferred stock at an exercise price of $3.8558. As of June 30, 2005, there was $2.4 million outstanding under this line of credit, and $841,000 was available. Through June 30, 2005 we had repaid $750,000 of the amounts borrowed under the facility, and no warrants had been exercised.

        In September 2004, we obtained an additional line of credit with Lighthouse Capital Partners which permits borrowings of up to $10.0 million through October 2005. Borrowings under the line are repayable over 48 months and bear interest at a rate of the prime interest rate plus 1.5% until October 15, 2005 and thereafter will bear interest at an interest rate fixed as the prime interest rate on October 15, 2005 plus 1.5%. In addition, a fee of 14% of actual drawdowns is due at final payment. In connection with the financing, the lender received a warrant to purchase 90,772 shares of Series D redeemable convertible preferred stock at an exercise price of $3.8558, and is entitled to additional warrants equal to 3.25% of actual drawdowns up to a maximum of 84,288 additional warrants. As of June 30, 2005, the entire $10.0 million was available for future drawdowns.

        On August 30, 2005, CombinatoRx Singapore issued to BioMedical Sciences preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million. These securities may be converted into our common stock under certain circumstances as described in "Business—Collaborations—CombinatoRx Singapore."

        On October 3, 2005, in exchange for $15.0 million, we will issue to Angiotech 1,363,636 shares of Series E preferred stock which shares automatically convert into shares of our common stock upon the closing of this offering. We also will receive an upfront license payment of $27.0 million in connection with the execution of a research and license agreement with Angiotech. See "Business—Collaborations—Angiotech Pharmaceutials, Inc."

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations at June 30, 2005 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Total	2005	2006 through 2007	2008 through 2009	After 2009
Short and long-term debt(1)	$2,409	$1,027	$1,352	$30	$—
Operating lease obligations	2,018	1,208	810	—	—

Total contractual cash obligations(2)	$4,427	$2,235	$2,162	$30	$—

(1)
Our equipment line of credit agreement with General Electric Capital Corporation contains a subjective acceleration clause which provides the lender the ability to demand repayment of the loan upon a material adverse event.

(2)
We have signed a non-binding letter of intent and are engaged in discussions with a third party regarding the lease of new office space. Because we have not yet reached a definitive agreement, we are not currently able to estimate the expected increase. In addition, the table above excludes accrued dividends payable to holders of the Company's redeemable convertible preferred stock. As such instruments automatically convert into common stock of the Company upon the completion of an initial public offering and holders of preferred stock forego accrued dividends on such conversion, the Company will have no cash obligations related to these instruments.

        In connection with our agreement with the Spinal Muscular Atrophy Foundation, or SMA Foundation, if our revenues from any drug candidates developed under the agreement exceed on a cumulative basis more than $100 million we are obligated to donate an amount equal to 200% of all payments received from the SMA Foundation to the SMA Foundation or another not-for-profit entity designated by them. As of June 30, 2005, based on amounts received, we have a contingent obligation to pay $1.1 million under this agreement. Because of the uncertainty over when, if ever, such payment must be made, it is not included in the above table.

        The above table does not include $5.5 million of convertible promissory notes issued by CombinatoRx Singapore to BioMedical Sciences on August 30, 2005. These promissory notes mature on December 31, 2009, at which time BioMedical Sciences may exercise its right to receive repayment in our common stock. Additionally, BioMedical Sciences has agreed to invest an additional $12.5 million through additional series of notes over the next four years, provided our subsidiary achieves certain milestones related to the development of infectious disease product candidates. See "Business—Collaborations—CombinatoRx Singapore."

        Based on our operating plans, we expect the proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued research and drug development, for at least 36 months from the date of this prospectus. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our product candidates. We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Funding Requirements

        We expect to use the net proceeds from this offering principally for the continued development of our existing portfolio of clinical stage product candidates and for further development of our preclinical product candidates. We plan to use the remaining net proceeds to fund the discovery and development of additional product candidates, for further development of our drug discovery technology and for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds for in-licensing of products or technologies or the possible acquisition of complementary businesses, but we have no current agreements relating to any types of these transactions.

        We expect to incur substantial costs and losses as we continue to advance our product candidates into preclinical and clinical trials and as we expand our research and development activities. Our funding requirements will depend on numerous factors, including:

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  the progress of our research and development programs, including the completion of our preclinical and clinical trials for our current product candidates and the nature of the results from these studies;

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  the number of product candidates we advance into later stage clinical trials and the scope of our research and development programs;

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  our ability to discover additional product candidates using our drug discovery technology and advance them into clinical development;

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  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims for our drug discovery technology and product candidates and avoiding the infringement of intellectual property of others;

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  the time and costs involved in obtaining regulatory approvals for our product candidates;

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  our ability to establish, maintain and perform under our collaborative arrangements;

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  the potential in-licensing of other products or technologies or the acquisition of complementary businesses;

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  the cost of manufacturing, marketing and sales activities, if any; and

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  the timing, receipt and amount of revenues if any, from our product candidates.

        We do not expect to generate significant revenues, other than payments that we receive from our current collaboration partners or other similar collaborations we may enter into in the future, until we successfully obtain marketing approval for, and begin selling one or more of our product candidates. We believe the key factors that will affect our internal and external sources of cash are:

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  the success of our preclinical and clinical development programs;

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  our ability to successfully develop, manufacture, obtain regulatory approval for and commercialize our product candidates;

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  our ability to enter into strategic collaborations with corporate collaborators and the success of such collaborations; and

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  the receptivity of the capital markets to financings by biotechnology companies.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Tax Loss Carryforwards and Other Deferred Tax Assets

        We had net operating loss carryforwards available to offset future federal and state taxable income of $28.2 million and $27.3 million, respectively, as of December 31, 2004, as well as federal and state research and development tax credit carryforwards of $1.2 million and $791,000, respectively, available to offset future taxes. The net operating loss and credit carryforwards expire at various dates through 2024. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards which could be utilized annually to offset future taxable income and taxes payable.

        We have provided a valuation allowance for the full amount of these net operating loss carryforwards and tax credit carryforwards, as well as for the full amount of our other deferred tax assets, since realization of any future benefit from these deferred tax assets cannot be sufficiently assured.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, accrued expenses and the fair value of our common stock. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue

        We record revenue as it is earned if there is persuasive evidence of an arrangement, the fee is fixed or determinable and there is reasonable assurance that the related amounts are collectible in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. License fees or other amounts received in advance of performance obligations or in cases where we have a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that are deemed to be substantive and represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. The periods over which revenue should be recognized are subject to estimates by management and may change over the course of the collaborative agreement.

Accrued Expenses

        As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue estimated liabilities include contract service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical and clinical trials. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with GAAP.

Stock-Based Compensation

        We have elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. In 2003 and 2004, certain grants of stock options were made at exercise prices less than the deemed fair value of our common stock for accounting purposes and, as a result, we recorded deferred stock compensation. This deferred compensation will be amortized to expense it over the vesting period of the stock options. In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS No. 123 that reflect the effect on net loss as if the Company had applied the fair value provisions of SFAS No. 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and the Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        Accounting for equity instruments granted or sold by us under APB Opinion No. 25, SFAS No. 123 and EITF Issue No. 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments for accounting purposes are too high or too low, our expenses may be over or under stated. We estimated the fair value of the equity instruments for accounting purposes based upon consideration of factors which we deemed to be relevant at the time. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our redeemable convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

        The fair value of our common stock for accounting purposes is determined by our board of directors. In making that determination, the board of directors draws on the knowledge of its directors who have experience in early-stage life sciences companies and with other life science industry companies. For options granted in February 2004, the board of directors used hindsight and the valuation implied in our Series D financing, which closed in February and March 2004. With the valuation implied by our Series D financing, we utilized the "Current Value" valuation model as described in the AICPA Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation. Because our Series D financing was led by investors who had not participated in early financing rounds, the pricing of our Series D financing was considered to be a strong indicator of the fair value of our Company. In addition, during this time frame, a liquidation event through an initial public offering was not considered probable during the next few months and consequently utilization of a model which derived the fair value of our common stock after considering the rights and preferences of the preferred stock was determined to be the best method of valuation. After consideration of these factors and, as a result of the board of directors' knowledge and familiarity with such factors, a contemporaneous valuation by an independent third party was considered unnecessary. The board of directors further evaluated events that provided indicators of the fair value of our common stock for accounting purposes as well as indicators of the increasing value of our Company, including (1) discovery of the mechanism of action for CRx-026 and its subsequent acceptance for presentation at a scientific meeting, (2) initiation of clinical trials for six immuno-inflammatory product candidates and two additional trials for CRx-026, (3) entering into the first two funded collaborations, and primarily (4) the impact of our proposed offering of common stock. These factors indicated that the options granted to employees during 2003 and 2004 had a deemed fair value for accounting purposes that was higher than the exercise price. There were no options granted from March 2004 through September 2004. For options granted from October 2004 through December 2004, the board of directors used hindsight and the expected mid-point of the filing range for the initial public offering (IPO) of our common stock. The offering price was developed based upon management and our directors' consideration of the offering prices of other similar stage biotech companies, discussions with a variety of investment community professionals and current market conditions. Again, as a result of these factors an independent, contemporaneous third party valuation was not considered necessary at that time. These retrospective valuations for accounting purposes caused us to record deferred compensation of $795,000 during 2003 and $13.8 million during the year ended December 31, 2004. We also recognized related compensation expense of $632,000 and $80,000 in the years ended December 31, 2004 and 2003, respectively and of $1.8 million for the six month period ended June 30, 2005. No stock options were granted in the six month period ended June 30, 2005, and we have not recorded any deferred compensation expense for such period. The deferred compensation will be recorded as an expense on a straight-line basis over the vesting period of the underlying stock options. We recorded $1.8 million of amortization for the six month period ended June 30, 2005, and we expect to record amortization of this deferred compensation of $1.8 million during the remainder of 2005, $3.7 million in 2006, $3.5 million in 2007 and $2.9 million in 2008, subject to employee terminations.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, and in December 2003, issued a revision to FIN 46 (FIN 46R). This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for Variable Interest Entities in existence prior to January 31, 2003, and outlines consolidation requirements for Variable Interest Entities created after January 31, 2003. The Company does not have any entities that require disclosure or entities that would require consolidation under FIN 46 so the interpretation did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public companies during the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on the Company's financial position, results of operations or liquidity.

        On December 16, 2004 the FASB issued SFAS No. 123(R), "Share-Based Payment." Statement 123(R) replaces SFAS 123 and supersedes APB 25 and requires that stock grants be accounted for using a fair-valued-based method and the resulting cost recognized in our financial statements. The Company will adopt this new standard effective for the first quarter of 2006. This new standard is effective for awards that are granted, modified or settled in cash in interim periods beginning after December 15, 2005 and for unvested awards outstanding at the time of adoption of this new standard by the Company. The Company has not yet determined which option pricing model will be used when it adopts the statement or the impact on the results of operations.

Qualitative and Quantitative Disclosures About Market Risk

        We are exposed to market risk related to changes in interest rates. As of June 30, 2005, we had cash, cash equivalents and marketable securities of $23.4 million consisting of cash and highly liquid, short-term and long-term investments. Our cash is deposited in and invested through highly rated financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 2005, we estimate that the fair value of our investments will decline by an immaterial amount, and therefore, our exposure to interest rate changes is immaterial. Our outstanding notes payable are at fixed interest rates and therefore have minimal exposure to changes in interest rates.

BUSINESS

Overview

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. In less than five years, we have discovered and advanced into clinical trials a portfolio of seven product candidates targeting multiple immuno-inflammatory diseases and cancer, at a total investment, including development of our proprietary screening technology, of less than $50 million.

        We are developing our combination drugs in response to the understanding that many diseases affect the body through multiple biological pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. We believe that by targeting multiple pathways, our combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

        We use our combination high throughput screening, or cHTS, technology, to systematically screen pair-wise combinations from our library of approximately 2,000 United States, European and Japanese approved drugs in cell-based assays corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis, hepatitis, neurodegenerative diseases and diabetes. Using these cell-based assays, our cHTS technology screens the effects of millions of possible dose-specific combinations of existing drugs in each of our selected disease models.

        We have discovered pairs of approved drugs which in preclinical studies exhibit a therapeutic effect against a model for a target disease when applied in combination, even though neither drug is indicated for such disease on its own. We have also discovered pairs of drugs where, our preclinical studies suggest the effectiveness or safety of one drug in its primary disease indication may be improved by combining it with another drug that, on its own, is not indicated for that disease.

        We believe that our focus on combinations of approved drugs has enhanced and will continue to enhance the speed, efficiency and yield of our drug discovery and development process. We select and prioritize promising combination drug candidates identified by our cHTS technology for clinical development. Because the active pharmaceutical ingredients in our product candidates are themselves approved drugs, we have been able to move seven of our product candidates expeditiously into human clinical studies without the need to first complete many of the extensive preclinical toxicology and pharmacology studies generally required before initiating clinical trials for a new chemical entity. We believe that this approach will allow us to make early development decisions based on studies in patients, rather than only on studies in animals.

        Because we have developed a portfolio of product candidates and believe that our drug discovery technology will enable us to identify additional product candidates, we expect to use objective commercial and scientific criteria to select which product candidates to advance to later stage clinical trials. As we obtain results from our clinical trials, we may elect to discontinue or delay trials for certain product candidates in order to refocus our resources on more promising product candidates.

        For proof-of-concept clinical trials of each of our product candidates, we have used and plan to use a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of our product candidate designed to simulate our expected commercial formulation. We plan to develop and commercialize our product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination.

        We believe that the product candidates discovered using our cHTS technology have the potential to be drugs with new, synergistic mechanisms of action and enhanced medical benefits. Our drug candidates will require the filing of a new drug application, or NDA, with the United States Food and

Drug Administration, or FDA, and foreign regulatory agencies in order to obtain regulatory approval for commercialization. For each of our combination product candidates, we seek patent protection for both the composition of matter of the combination and use of the combination to treat specific diseases.

        Six of our product candidates are in proof-of-concept studies in patients, or phase IIa trials. In addition, we have tested our oncology product candidate in patients with advanced cancers who have failed one or more prior therapies. These oncology trials, which we call phase I/II trials, evaluate product safety, response rate, dosage levels and other factors. The following table summarizes our principal clinical and preclinical programs, including clinical status and the locations of clinical trials, which in the United States are subject to an investigational new drug application, or IND, with the FDA and outside the United States are subject to a clinical trial application, or CTA, with an appropriate regulator:

Product Candidate	Product Description (Components)	Clinical Status	Clinical Study Locations
Immuno-Inflammatory
CRx-139	Selective steroid amplifier (prednisolone, selective serotonin reuptake inhibitor)	Phase IIa	Europe, Canada
CRx-102	Selective steroid amplifier (prednisolone, dipyridamole)	Phase IIa	Sweden, United Kingdom, Norway
CRx-119	Selective steroid amplifier (prednisolone, amoxapine)*	Phase IIa	United States
CRx-170	Selective steroid amplifier (budesonide, nortriptyline)	Phase IIa	United Kingdom
CRx-140	Enhanced calcineurin inhibitor (cyclosporine, loratadine)	Phase IIa	United States, Canada
CRx-150	Synergistic cytokine modulator (antidepressant, cardiovascular drug)	Phase IIa	United Kingdom, Norway
Unnamed	Multiple product candidates	Preclinical
Oncology
CRx-026	Dual-action anti-tumor agent (chlorpromazine, pentamidine)	Phase I/II	United States
Unnamed	Anti-tumor product candidates	Preclinical
Metabolic
Unnamed	Anti-diabetes product candidates	Preclinical

*
This product may include either prednisolone or prednisone.

Immuno-Inflammatory Program

        Our portfolio of immuno-inflammatory product candidates is organized into three classes: selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

        Selective Steroid Amplifiers.    We have four selective steroid amplifier product candidates in clinical trials, CRx-139, CRx-102, CRx-119 and CRx-170. Steroids of the corticosteroid class are powerful anti-inflammatory and immuno-modulating drugs that are used broadly for the treatment of immuno-inflammatory diseases. The utility of these drugs, however, is limited by their substantial adverse side effects, many of which are dose-related. Our selective steroid amplifiers contain a reduced-dose steroid combined with a different second active ingredient which our preclinical studies suggest, when administered with the reduced-dose steroid, enhances the reduced-dose steroid's anti-inflammatory and immuno-modulatory activity without, we believe, a comparable increase in the steroid's dose-related adverse side effects. We believe that the mechanism of steroid enhancement for each of these selective steroid amplifiers is different, and, therefore, that each product candidate may be useful in treating different immuno-inflammatory diseases, such as asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis.

        Enhanced Calcineurin Inhibitors.    We have one enhanced calcineurin inhibitor product candidate, CRx-140, in clinical trials. Calcineurin inhibitors are potent immuno-modulatory compounds that are used broadly in organ transplantation to prevent transplant rejection. Calcineurin inhibitors are also effective in numerous immuno-inflammatory diseases, such as psoriasis, psoriatic arthritis, inflammatory bowel disease and lupus, but their use for these diseases is limited by adverse dose-related side effects. Our preclinical studies suggest that CRx-140 selectively boosts the immuno-modulatory activity of its reduced-dose calcineurin inhibitor without, we believe, a comparable increase in its adverse side effects. If successful, the improved risk-to-benefit ratios of enhanced calcineurin inhibitors could render them substantially more useful for the treatment of immuno-inflammatory diseases than current calcineurin inhibitor therapy.

        Synergistic Cytokine Modulators.    We have an oral synergistic cytokine modulator product candidate, CRx-150, in clinical trials. CRx-150 combines two active pharmaceutical ingredients, neither of which is used currently to treat immuno-inflammatory diseases. Our preclinical studies suggest that these ingredients synergistically inhibit cytokines, the protein signaling molecules used by the immune system to regulate immune and inflammatory responses. Drugs that block the activity of key pro-inflammatory cytokines have resulted in advances in the treatment of rheumatoid arthritis, psoriasis, inflammatory bowel disease, and other diseases. Therefore, we believe an oral synergistic cytokine modulator has the potential to be useful for the treatment of many immuno-inflammatory diseases.

Oncology Program

        Our oncology product pipeline includes dual-action agents in clinical and preclinical development.

        Novel Dual-Action Anti-Tumor Agent.    We have a novel dual-action anti-tumor drug candidate, CRx-026, in clinical trials. CRx-026 contains two active pharmaceutical ingredients, neither of which is indicated currently to treat cancer. Our preclinical studies suggest that chlorpromazine, one active pharmaceutical ingredient of CRx-026, inhibits kinesin spindle protein, or KSP. KSP is a protein essential for cell proliferation, a process that when unregulated results in tumor growth. The other active pharmaceutical ingredient, pentamidine, has been reported in scientific literature to inhibit phosphatases of regenerating liver, or PRL phosphatases. PRL phosphatases may play an important role in regulating cell proliferation and proper chromosome separation during cell proliferation. We believe that, when combined, the active pharmaceutical ingredients in CRx-026 block cancer cell proliferation by inhibiting these two elements of the cancer cell's mechanism for proliferation. We believe these combined mechanisms may show improved anti-tumor activity over kinesin inhibition alone. In our preclinical studies, CRx-026 reduced tumor growth rates in multiple animal models. Our preclinical studies also suggest that CRx-026 might be usefully added to many current cancer treatment regimens.

Metabolic Diseases, Interventional Medicine and Other Preclinical Programs

        Our preclinical pipeline includes multiple drug candidates targeted for potential development in Type II diabetes, oncology and multiple immuno-inflammatory diseases. We have entered into a research and license agreement with Angiotech, under which we have agreed to provide access to our clinical and preclinical product candidates, and our Chalice database for Angiotech to develop compounds they select for use in medical devices and other interventional medicine products. Under the agreement we also plan to begin screening combinations of compounds for Angiotech to potentially develop for use with medical devices and other interventional medicine products to improve their performance and better address complications associated with their implantation and use. Our program in Type II diabetes is targeted to discover orally administered product candidates with new combination mechanisms of action that facilitate glucose uptake and overcome insulin resistance. We have recently initiated screening in neurodegenerative disease through our collaborations with the SMA Foundation and CHDI, Inc. and our research and development grant from the National Institutes of Health, or NIH. We plan to begin screening in the area of infectious disease, beginning with hepatitis, through our subsidiary CombinatoRx Singapore. In addition, we are working to discover and develop potential therapeutics for anthrax toxin with the National Institute of Allergy and Infectious Disease.

Industry Background

        The pharmaceutical industry historically has been focused on discovering and developing single agent drugs that are selective for isolated disease targets. This approach to drug discovery has proven to be successful in several diseases, particularly in cases where the modification of a single target has a dramatic effect on the outcome of the disease. However, there is growing understanding of the complexity of biological systems. Biologists now recognize that cellular activity occurs across redundant, convergent and divergent pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. In such cases, if a second compound could complement the activity of the first compound by simultaneously targeting the secondary pathway, the two compounds acting together might overcome the biologic redundancy. Similarly, a drug may have a therapeutic effect by acting against one pathway, but may trigger adverse side effects by its actions on other pathways. In such cases, if a second compound could selectively enhance the first compound's desirable activity without enhancing its undesirable side effects, the combination could improve the first drug's efficacy or safety, or both.

        Physicians and the pharmaceutical industry have acknowledged this biological complexity by prescribing or creating combination drugs, which often combine two or more drugs with distinct and complementary modes of action. Traditional combination drugs are often co-formulations of two drugs that have known mechanisms of action, are indicated for the same disease and are often already co-prescribed by physicians. An example of this kind of combination drug is GlaxoSmithKline's asthma drug Advair, which combines Flonase (fluticasone) and Serevent (salmeterol), two active pharmaceutical ingredients that independently target the two major symptoms of asthma, bronchial constriction and inflammation, respectively. Similarly, Merck and Schering-Plough have launched Vytorin, a fixed dose combination of Zocor (simvastatin) and Zetia (ezetimibe), for the treatment of hypercholesterolemia. Simvastatin decreases endogenous liver production of cholesterol while ezetimibe inhibits the absorption of cholesterol in the digestive system.

        We believe that traditional combination drugs represent only a small fraction of possible combinations of existing pharmaceutical agents. These traditional combinations typically have been limited to cases where, based on clinical experience or mechanistic understanding, there was an obvious reason to combine the two drugs in a particular indication.

Our Approach

        We seek to systematically discover novel, non-obvious combination drugs. In contrast to traditional combination drugs, we screen for combinations that provide new, synergistic mechanisms of action and medical benefits resulting from two compounds working in concert.

        To search for new combination therapies, we use our cHTS technology to systematically screen all pair-wise, or binary, combinations of the approximately 2,000 United States, European and Japanese approved drugs in our library in cell-based models corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis, diabetes and infectious diseases. We select, as our screening assays, cell-based models that are generally accepted for researching the diseases we target and that can generate information about the interaction of our combination drug candidates with biological pathways known to be relevant to such diseases. Within these cell-based models, our cHTS technology screens a wide range of doses of each active pharmaceutical ingredient in the binary combination. As a result, our cHTS technology screens the effects of tens of millions of possible dose-specific combinations of existing drugs in our selected cell-based disease models. We believe that, to date, we have only screened a small fraction of the possible cell-based models for major diseases and that there remain numerous additional cell-based disease models available for screening. We have developed solutions to address the unique challenges of combination high throughput screening, for both data generation and data analysis, and have integrated these solutions into our drug discovery technology.

        We apply our drug discovery technology as part of our business model for the discovery and development of new drugs. Our approach includes the following actions:

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  Select Our Target Diseases.  We have selected and plan to continue to select as our target diseases those conditions that have cell-based assays that model the multiple biological pathways of the disease, significant medical need, large market potential and an established clinical development path. We have chosen to focus our current programs on immuno-inflammatory diseases, oncology, metabolic diseases, neurodegenerative diseases, infectious diseases and, through our collaboration with Angiotech, the potential enhancement of medical devices and other interventional medicine products.

  •
  Screen Millions of Combinations in Cell-Based Models.  For each target disease, we apply our proprietary cHTS technology to test the effects of millions of possible drug and dose combinations in a cell-based model of the target disease.

  •
  Use Combinations of Approved Drugs.  Because we are using combinations of approved drugs, each active pharmaceutical ingredient of our combinations has proven bioactivity in humans, a known safety, pharmacology and toxicity profile as a single agent and the demonstrated ability to be formulated and manufactured as a pharmaceutical product.

  •
  Discover Potentially Effective Combinations.  Using our cHTS technology, we identify drug combinations that suggest synergistic effects against multiple biological pathways in our chosen cell-based disease model. We then seek to confirm these results and the related dose ratios in preclinical models. For each of our target diseases, we have found multiple combinations that we believe demonstrate these synergistic effects in such models. There are numerous additional cell-based models for the diseases we have targeted and other major diseases, and we intend to continue to seek additional synergistic combinations that exhibit indications of potential therapeutic effect.

  •
  Seek Patent Protection.  We seek patent protection for both the composition of matter of the combination product candidate itself and the method of use of the combination to treat specific diseases. We have 37 United States patent applications pending, plus foreign counterparts, covering our clinical and preclinical product candidates, and have three issued United States composition of matter and method of use patents, two on our clinical oncology product candidate and another one on a preclinical oncology product candidate.

  •
  Select the Most Commercially Promising Combinations.  We have selected and advanced, and plan to continue to select and advance, into clinical trials those combinations that we believe, on the basis of their documented therapeutic effects, current safety profiles, delivery methods, dosing levels and other factors, have the greatest potential for successful commercial development.

  •
  Advance Product Candidates Quickly into Proof-of-Concept Clinical Trials.  We seek to advance our product candidates expeditiously into phase I/II and phase IIa clinical trials using commercially available formulations and dosages of approved drugs, without first completing many of the preclinical toxicology and pharmacology studies generally required before initiating clinical studies for a new chemical entity.

  •
  Make Development Decisions Based on Human Clinical Data.  We seek to make critical development decisions regarding which of our product candidates to advance to later stage clinical trials at a relatively early stage in their development on the basis of human clinical data, rather than on preclinical animal data.

  •
  Develop Formulations.  In our current phase I/II and phase IIa proof-of-concept clinical studies, each approved drug comprising a product candidate will be administered in its commercially available form. We seek to control the clinical dosing regimens and to design the scheduled administration of the two active pharmaceutical ingredients in our product candidate, to simulate our expected commercial formulation. We plan to develop, for each of our product candidates that we advance beyond proof-of-concept clinical studies, a customized formulation that will be selected for its pharmacology, dosage strength, and route of delivery based on the activity and pharmacology of the drugs when delivered together in combination.

  •
  Conduct Further Clinical Trials for Our Formulations and Seek Regulatory Approval.  We plan to selectively advance customized formulations of our product candidates into randomized phase IIb clinical trials and, if such trials are successful, phase III clinical trials, on the basis of objective scientific, clinical and commercial criteria. We expect to seek regulatory approval of product candidates which are successful in pivotal clinical trials under a new drug application filed with the FDA and comparable regulatory approvals from foreign regulators.

  •
  Market Our Approved Products as New Drugs.  We will seek to market our approved products, if any, at prices which reflect, if we have successfully executed our business model, their status as a novel pharmaceutical product addressing significant medical needs, through new mechanisms of action, covered by patents and provided in customized formulations.

Advantages of Our Approach

        Our approach to drug discovery and development has allowed us to discover and advance into clinical trials a portfolio of product candidates across multiple diseases. Our product candidates are combinations of active pharmaceutical ingredients selected because of their preclinical effects on multiple biological pathways. We believe that we can apply our drug discovery technology to any target disease for which we can identify a predictive cell-based model. We believe that we have the ability to discover additional product candidates by applying our drug discovery technology to additional cell-based models for major diseases. In addition, because we have a portfolio of product candidates, we believe that we will be able to make development decisions regarding each individual candidate objectively on the basis of each product candidate's commercial and scientific potential.

        By starting with approved drugs, we believe we can reduce certain costs and risks associated with developing drugs which are new chemical entities. First, approved drugs are already established as bioactive in patients. Second, approved drugs have been proven safe for their intended use in animal testing, human clinical trials and human clinical experience, providing us with increased confidence when undertaking further clinical studies focused on new uses in combination. Third, approved drugs have proven manufacturing and formulation routes, which may provide important efficiencies in clinical or commercial scale-up. Fourth, unlike new chemical entities, existing pharmacological information about approved drugs can be used to guide preclinical and clinical studies of our product candidates. Finally, from a regulatory perspective, approved drugs can generally be introduced into proof-of-concept clinical trials more quickly than new chemical entities can be introduced into their first clinical studies.

        We believe that approved drugs are a rich source from which to discover new combination product candidates. Many drugs affect molecular pathways beyond those involved in their approved disease indication. Some of these additional targets are known, while others have yet to be discovered. As a result, novel therapeutic synergies can exist between the known mechanisms of action of two drugs, between the known mechanism of action of one drug and the novel mechanism of action of a second drug, or between the novel mechanisms of action of both drugs. We believe that, if successfully developed, our product candidates may act against their targeted diseases through synergistic mechanisms of action affecting multiple pathways and thereby providing significant new therapeutic benefits.

        In the pharmaceutical industry, most early stage drug candidates fail. Our approach seeks to address this high failure rate by pursuing a portfolio strategy for drug discovery and development. By applying our cHTS technology to screen for the biological effects of combinations of approved drugs in disease models, we have identified multiple product candidates for selected major diseases and advanced them expeditiously into proof-of-concept clinical trials.

        Our approach is not limited to the development of a single compound or class of compounds, or to a search for compounds which act against a single drug target or class of targets. Rather, we have screened millions of combinations, each consisting of chemical entities known to be biologically active in humans, for indications of potential therapeutic effect in cell-based models for major diseases.

        We believe that our portfolio approach gives us multiple chances for success.

Our Strategy

        We plan to become a fully integrated biopharmaceutical company focused on discovering, developing, and commercializing new combination drugs to treat immuno-inflammatory diseases, cancer, metabolic diseases, neurodegenerative diseases, infectious diseases and other diseases. We seek to create novel therapeutics built from combinations of approved drugs that act synergistically on multiple biological pathways of major diseases. The key elements of our strategy are to:

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  Advance selected product candidates into later stage clinical development.  We plan to selectively advance product candidates into later stage clinical trials, based on the results of proof-of-concept clinical trials and our assessment of their market potential.

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  Develop and commercialize our product candidates either internally or through collaborations with pharmaceutical and biotechnology companies.  We plan to determine after phase II clinical trials which product candidates we will retain for internal development and which product candidates we will seek to develop and commercialize with others. We may independently commercialize product candidates that have a development plan and target market size that is manageable for our company. We expect to seek development and commercialization partners for our other product candidates to obtain access to additional development, commercial or financial resources.

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  Continue to deploy our technology and approach to drug discovery in the field of combination drugs.  We plan to continue to use our proprietary drug discovery technology and approach to identify additional new combination drug candidates by:

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  applying our drug discovery technology to new disease indications, such as infectious diseases, neurodegenerative diseases, cardiovascular diseases, other central nervous system disorders and other diseases and the potential enhancement of medical devices and other interventional medicine products.

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  using medicinal chemistry to find mechanistic and structural analogs of our combination drug candidates that can be developed as new chemical entities. These new chemical entities may be second or third generation product candidates that extend the life cycle of the original combination drug.

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  screening combinations of drugs and compounds that we have selected because we believe they target specific biological pathways that may play an important role in one or more major diseases.

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  capitalizing on our combination drug discovery and development capabilities in an effort to discover or obtain additional product candidates. We seek to accomplish this by entering into selected discovery research collaborations, such as our collaboration agreements with Angiotech, Spinal Muscular Atrophy Foundation, Accelerate Brain Cancer Cure and CHDI, Inc., our formation and funding of CombinatoRx Singapore with BioMedical Sciences Investment Fund Pte Ltd, or through in-licensing or other arrangements.

Our Product Programs

        All of our product programs are focused on diseases with continuing medical need and potentially large commercial markets. Our three principal drug development programs are in immuno-inflammatory diseases, oncology and metabolic diseases.

Our Immuno-Inflammatory Disease Program

        Our largest development program is focused on the treatment of immuno-inflammatory diseases. Improper immune function, whether consisting of an inappropriately severe immune response or of an immune system attack on the body's own tissue, can cause serious harm. The diseases which stem from inappropriate immune response, known as immuno-inflammatory diseases, include asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica and multiple sclerosis.

        We currently have six clinical stage drug development programs focused on immuno-inflammatory diseases. These programs can be grouped into three broad categories: selective steroid amplifiers, enhanced calcineurin inhibitors and synergistic cytokine modulators.

Selective Steroid Amplifiers

        Background.    Steroids of the corticosteroid class are potent therapies for the treatment of immuno-inflammatory diseases and are prescribed for asthma, rheumatoid arthritis, atopic dermatitis, psoriasis, inflammatory bowel disease, inflammatory ocular diseases, lupus, polymyalgia rheumatica, multiple sclerosis and other diseases. The powerful anti-inflammatory and immuno-modulatory effects of these steroids are often accompanied by serious side effects, such as osteoporosis, hypertension, diabetes and glaucoma. Steroid use remains common for the short-term control of severe inflammatory conditions, but long-term administration is substantially limited due to its dose-related side effects.

        We are developing a portfolio of selective steroid amplifier product candidates for the treatment of multiple immuno-inflammatory diseases. With these product candidates, we seek to provide the potent immuno-modulatory activity of steroids with reduced side effects. Steroids target multiple biological pathways and their effects are multi-faceted. The goal of our selective steroid amplifier class of product candidates is to modulate these intersecting pathways in order to selectively amplify desirable aspects of steroid activity. Each of our selective steroid amplifier drug candidates consists of a reduced-dose steroid and a different enhancer agent.

        Four of our current product candidates, CRx-139, CRx-102, CRx-119 and CRx-170, are selective steroid amplifiers in clinical development, and several others in this class are in preclinical evaluation. Preclinical investigations of CRx-139, CRx-102, CRx-119 and CRx-170 suggest that these drug candidates have different effects on important components of the immune system, including T-cells and macrophages, and its multiple biological pathways. As a result, each of our selective steroid amplifier product candidates may have a distinct clinical profile and potential utility in multiple or different immuno-inflammatory diseases. For this reason, all four of these drug candidates are being advanced to phase IIa proof-of-concept clinical trials. Based on the outcome of these studies, the product candidate's relative biological activity, tolerability, risk-to-benefit profile, biomarkers and other factors, we may proceed with development of some or all of these product candidates in parallel.

  CRx-139

        CRx-139 is a selective steroid amplifier comprising the steroid prednisolone and a member of the selective serotonin reuptake inhibitor class, or SSRI, which is a class of widely prescribed anti-depressant drugs. Preclinical data suggest that when administered together in CRx-139, the SSRI synergistically increases the immuno-modulatory activity of a reduced-dose of prednisolone without a comparable increase in the steroid's adverse side effects, indicating that CRx-139 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-139 occurs in part through an action involving T-cells, which are important components of the immune system.

        Clinical Status.    We are investigating CRx-139 in two phase IIa clinical trials, one in rheumatoid arthritis and one in an inflammatory disease model, severe adult periodontitis. The rheumatoid arthritis clinical trial is designed to be a study of up to 220 patients, with a primary endpoint of clinical activity (signs and symptoms of activity in the disease rheumatoid arthritis) and secondary endpoints of biomarker response (changes in a molecular indicator that can be used to estimate the presence or progress of disease or the effects of treatment). For clinical trials, the primary endpoint is the measurable clinical result the trial is designed to obtain. The primary endpoint is the focus of the clinical trial and determines the size of the clinical study needed to determine statistically significant results. Secondary endpoints are additional clinical results that are measured in a clinical trial, which may or may not result in statistically significant clinical data. The inflammatory model clinical trial is proposed to be a study of up to 60 patients with a primary endpoint of pocket depth reduction, a measure of disease progression. These initial clinical development programs are designed to characterize the activity of CRx-139 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-139 and will serve as the basis for determining the development path for CRx-139 in immuno-inflammatory disease.

        We have tested CRx-139 in a human pharmacology endotoxemia study, an acute model of inflammatory markers. In this study, healthy male volunteers were injected with endotoxin to cause a systemic immuno-inflammatory reaction. Single doses of CRx-139, a high-dose steroid, a reduced-dose steroid and a placebo were administered to separate groups prior to the injection of endotoxin, and biomarkers were subsequently measured. Since the study evaluated a single dose in healthy volunteers, and not chronic drug therapy leading to steady state levels, the results cannot be used to predict activity in our planned chronic disease phase IIa clinical trials. The study was designed to indicate biological activity in humans, not to provide statistical significance. In the study, CRx-139 inhibited certain pro-inflammatory biomarkers, such as TNF-alpha, IL-6, and C-reactive protein and increased the anti-inflammatory cytokine IL-10. The anti-inflammatory effect of CRx-139, which contains a reduced-dose steroid, was a result intermediate between the results shown by the reduced-dose and high-dose steroid in this study.

  CRx-102

        CRx-102 is a selective steroid amplifier comprised of the steroid prednisolone and the anti-platelet agent dipyridamole. Preclinical data suggest that when administered together in CRx-102, dipyridamole synergistically increases the immuno-modulatory activity of the reduced-dose prednisolone without a comparable increase in the steroid's adverse side effects, indicating that CRx-102 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-102 occurs in part through an action involving macrophages, which are important components of the immune system.

        Clinical Status.    We are investigating CRx-102 in three phase IIa clinical trials, one in rheumatoid arthritis, one in osteoarthritis, and one in an inflammatory disease model, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study of up to 60 patients that is being conducted in the United Kingdom with a primary endpoint of biomarker response, and secondary endpoints of clinical activity. The osteoarthritis clinical trial is a study of up to 80 patients in Norway with a primary endpoint of clinical activity and secondary biomarker endpoints. The inflammatory model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response and is being conducted in Sweden. This initial clinical development is designed to characterize the activity of CRx-102 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-102 and will serve as the basis for selecting the appropriate development path for CRx-102 in immuno-inflammatory disease. We have tested CRx-102 in a similar human acute inflammatory study as our product candidate CRx-139. In this study, CRx-102 increased the anti-inflammatory cytokine IL-10, but did not inhibit pro-inflammatory biomarkers, such as TNF-alpha, IL-6, and C-reactive protein.

  CRx-119

        CRx-119 is a selective steroid amplifier comprising either the steroid prednisolone or prednisone and the antidepressant amoxapine. Preclinical data suggest that when administered together in CRx-119, amoxapine synergistically increases the immuno-modulatory activity of the reduced-dose steroid without a comparable increase in the steroid's adverse side effects, indicating that CRx-119 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose steroid in CRx-119 occurs in part through action involving T-cells that differs from the mechanism of action of our product candidate CRx-139.

        Clinical Status.    We are investigating CRx-119 in two phase IIa clinical trials in the United States, one in rheumatoid arthritis and one in an inflammatory disease model, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study with approximately 70 patients, with a primary endpoint of biomarker response and secondary endpoints of clinical activity. The inflammatory model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response. This initial clinical development is designed to characterize the activity of CRx-119 in a chronic immuno-inflammatory disease. Results from these studies and the studies of our other selective steroid amplifier product candidates will enhance our understanding of CRx-119 and serve as the basis for selecting the appropriate development path for CRx-119 in immuno-inflammatory disease.

  CRx-170

        CRx-170 is a selective steroid amplifier comprised of the steroid budesonide and the antidepressant nortriptyline. Budesonide was selected for potential suitability for respiratory disease and a potential inhaled route of administration. Preclinical data, including an animal model directly relevant to asthma, suggest that, when administered together in CRx-170, nortriptyline synergistically increases the immuno-modulatory activity of the reduced-dose budesonide without, we believe, a comparable increase in the steroid's adverse side effects, indicating that CRx-170 may have a superior risk-to-benefit ratio compared to traditional steroids. We believe the increased activity of the reduced-dose budesonide in CRx-170 occurs in part through an action involving T-cells that is similar to the method of action of our product candidate CRx-119.

        Clinical Status.    We are investigating CRx-170 in a phase IIa clinical trial in the United Kingdom in asthma patients. This is a study of up to 16 evaluable patients, with a primary endpoint of biomarker response. This initial clinical program is designed to characterize the activity of CRx-170 in a chronic immuno-inflammatory disease and to evaluate its potential utility for diseases involving respiratory inflammation. Results from this study and the studies of our other steroid amplifier product candidates will enhance our understanding of CRx-170 and will serve as the basis for selecting the appropriate development path for CRx-170 in immuno-inflammatory diseases.

Enhanced Calcineurin Inhibitors

        Background.    Calcineurin inhibitors, like steroids, are potent immuno-modulatory compounds, whose usefulness is limited by their adverse side effects. The primary use of calcineurin inhibitors is in organ transplantation, where they are utilized to prevent organ rejection. Calcineurin inhibitors are also effective in many immuno-inflammatory diseases, such as psoriasis, psoriatic arthritis, inflammatory bowel disease and lupus, but their use is limited by severe dose-related side effects, which include kidney damage and increased blood pressure. As with our selective steroid amplifier program, the calcineurin inhibitor program seeks to increase the therapeutic potential of this compound class with enhancer compounds that selectively enhance the immuno-modulatory effects of a reduced-dose calcineurin inhibitor without a comparable increase in its adverse side effects. Our preclinical studies suggest that our clinical product candidate in this class, CRx-140, has the potential to produce the immuno-suppressive activity of a calcineurin inhibitor without a comparable increase in its adverse side effects. Currently, CRx-140, is in a phase IIa clinical trial. Several other candidates in this category are in preclinical evaluation.

  CRx-140

        CRx-140 is an enhanced calcineurin inhibitor consisting of a calcineurin inhibitor, cyclosporine, and an antihistamine, loratadine. Preclinical data suggest that the antihistamine increases the anti-inflammatory activity of the reduced-dose cyclosporine without a comparable increase in its adverse side effects, indicating that CRx-140 may have a superior risk-to-benefit ratio compared to the traditional calcineurin inhibitors.

        Clinical Status.    We are investigating CRx-140 in a phase IIa clinical trial in the United States and Canada in severe psoriasis patients. The clinical trial is planned to be a study of up to 74 patients, with a primary endpoint of clinical activity. This clinical trial is designed to evaluate the utility of CRx-140 as a treatment for severe psoriasis. Results from this study may also serve as the basis for selecting additional diseases for the development of CRx-140.

Synergistic Cytokine Modulators

        Background.    Cytokines are protein signaling molecules used by the immune system to regulate immune and inflammatory response. Drugs that block the activity of pro-inflammatory cytokines have resulted in important advances in patient care in numerous diseases, including rheumatoid arthritis, psoriasis, inflammatory bowel disease and others. Our synergistic cytokine modulators product candidates combine approved drugs which are not currently indicated for immuno-inflammatory disease. We seek to find combination product candidates which address the complexity of the immune response by affecting multiple biological pathways to enable a therapeutic effect. Our preclinical studies suggest that the two active pharmaceutical ingredients in our clinical product candidate in this class, CRx-150, interact synergistically to modulate cytokine production.

  CRx-150

        CRx-150 is an orally administered synergistic cytokine modulator that combines two active pharmaceutical ingredients, an antidepressant and a cardiovascular drug, neither of which is indicated for the treatment of immuno-inflammatory disease. When administered together, these active pharmaceutical ingredients show the potential in our preclinical studies to synergistically inhibit important disease-relevant cytokines, including the cytokine TNF-alpha.

        Clinical Status.    We are investigating CRx-150 in two phase IIa clinical trials in the United Kingdom and Norway, one in rheumatoid arthritis and one in a model immuno-inflammatory disease, severe adult periodontitis. The rheumatoid arthritis clinical trial is a study of up to 66 evaluable patients, with a primary endpoint of biomarker response, and secondary endpoints of clinical activity. The immuno-inflammatory disease model clinical trial is a study of up to 60 patients with a primary endpoint of biomarker response. This initial clinical development is designed to characterize the activity of CRx-150 in a chronic immuno-inflammatory disease. Results from these studies may enhance our understanding of CRx-150 and will serve as the basis for selecting the appropriate development path for CRx-150 from among the many immuno-inflammatory indications for which a synergistic cytokine modulator may be useful.

Our Oncology Program

        Background.    Cancer is characterized by the intersection of numerous mechanisms mediating unregulated cell growth. Therefore, it may be possible to intervene at multiple points in cancer cells to provide improved therapeutic effect over single-mechanism interventions. Our anti-tumor drug discovery program seeks to identify drug combinations that may interact synergistically to block cancer cell division, offering the potential for improved therapeutic benefit. Currently, one drug candidate from this product class, CRx-026, has entered clinical development, and several other candidates are in preclinical evaluation.

  CRx-026

        CRx-026 is our clinical stage novel dual-action anti-tumor drug candidate containing two active pharmaceutical ingredients, chlorpromazine, approved for treatment of psychotic disorders, and pentamidine, approved for treatment of some infectious diseases. Neither one of these two active pharmaceutical ingredients is indicated currently for treating cancer. Our preclinical studies suggest that chlorpromazine inhibits KSP. KSP is a protein essential for cell proliferation, a process that when unregulated results in tumor growth. Pentamidine has been reported in scientific literature to inhibit PRL phosphatases. PRL phosphatases play an important role in regulating cell proliferation and proper chromosome separation during cell proliferation. We believe that when administered together in CRx-026, the active pharmaceutical ingredients in CRx-026, block cancer cell proliferation by inhibiting these two critical elements of the cancer cell's mechanism for proliferating.

        In our preclinical studies, CRx-026 has shown the ability to reduce tumor growth rates in multiple animal models. Furthermore, preclinical testing suggests that CRx-026 may have a favorable side effect profile. Our preclinical experiments also demonstrate strong synergistic anti-tumor activity between CRx-026 and multiple classes of approved anti-cancer drugs, including taxanes and vinca alkaloids.

        Clinical Status.    CRx-026 has completed two phase I/II clinical trials in patients with advanced metastatic solid tumors of multiple types who have failed one or more prior therapies. These trials were designed as open-label, non-randomized, dose escalation studies of daily or weekly intravenous administration of CRx-026. The primary objectives of the trials were to investigate dose, safety, tolerability, pharmacokinetics and pharmacodynamics. The trials were designed to explore two different dosing schedules at two different clinical sites in the United States. Enrollment closed with the maximum tolerated dose defined and indication of future potential dosing regimen. As of August 12, 2005, our unaudited clinical data shows that stable disease has been observed in 22% of the 45 patients treated, with the highest proportion of stable disease, 50%, observed among the six patients at the highest dose level completed. The duration of stable disease has ranged from 2-10 cycles of therapy, again with the greatest number of cycles achieved at the highest dose level completed. The primary drug-related side effect observed to date is moderate reversible drowsiness, most likely related to chlorpromazine. This was anticipated given that drowsiness is a known effect of this compound. Our clinical data on CRx-026 will not be audited until the closure of the database and the final audited data may be different from the unaudited data described above. Therefore, it is premature to predict the overall clinical activity profile of CRx-026 based on our findings to date.

Our Metabolic Disease Program

        Our programs in Type II diabetes are at the preclinical stage.

        Background.    Type II diabetes develops when the body's tissues become resistant to insulin, leading to abnormally high blood glucose levels. Chronically high blood glucose levels, in turn, can lead to severe organ damage to the circulatory system, the nervous system (diabetic neuropathy), the eyes (diabetic retinopathy), and the kidneys (diabetic nephropathy). A number of drug classes are currently utilized to treat Type II diabetes, including insulin, metformin, sulfonylureas, and thiazolidinediones, or TZDs, which increase glucose uptake by muscle, fat, and other tissues. However, these drugs are characterized by imperfect control of glucose levels or undesirable side effects.

        Our Preclinical Program.    Through our program in Type II diabetes we are seeking to discover orally administered drug candidates with new mechanisms of action that may facilitate insulin-dependent glucose uptake and overcome insulin resistance. We are screening combinations of approved drugs in a cell-based model of insulin-dependent glucose uptake to discover anti-diabetes drug candidates.

        We are pursuing two approaches to identify better anti-diabetes drugs:

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  we have launched a program to identify novel mechanism oral anti-diabetes drug candidates, by combining non-diabetes drugs that act synergistically to facilitate glucose uptake and to overcome insulin resistance in peripheral tissues. If successfully developed, our product candidates for diabetes may potentially provide patients a new option for glucose control, or may be combined with other currently prescribed therapies.

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  because we believe that TZDs are characterized by imperfect glucose control and undesirable side effects, we have also launched a program to identify synergistic combinations containing a TZD and a non-diabetes drug that may improve the clinical profile of the existing TZD in an approach similar to our selective steroid amplifiers.

Our Drug Discovery Technology

        The pharmaceutical industry has developed sophisticated high throughput screening systems for testing the activity of single compounds. Drug discovery screening involves introducing a chemical compound into a biological test, or assay, designed to model a specific disease to test for favorable biological activity. High throughput screening involves testing large numbers of compounds in assays using automated systems that measure the biological activity of the compound and provide detailed data regarding the results. However, the high throughput screening of combinations of two or more compounds poses a new series of challenges which the industry's existing high throughput screening technologies do not, we believe, effectively address. Our combination high throughput screening technology, or cHTS, is a robotic high throughput screening system, including both customized hardware and software elements that screens millions of dose-specific combinations of approved drugs in cell-based assays for the diseases we are targeting. Chalice, our integrated database and analysis platform, enables the selection and characterization of combination drug hits generated by cHTS for further research and development. We deploy this drug discovery platform to identify synergistic combinations of approved drugs whose active pharmaceutical ingredients have, what we believe to be, desirable chemical, pharmacological and therapeutic properties, which may then be advanced to preclinical and clinical testing.

        The number of potentially active combinations is large. Our library of approximately 2,000 United States, European and Japanese approved drugs generates approximately 2,000,000 possible unique binary combinations. Combinations of the approved drugs in this library that are identified by our drug discovery technology can take many forms. In some cases, the combination may produce more activity than either of the single agents can achieve. In other cases, a compound may reduce the dose of a second compound required to achieve a therapeutic effect without reducing such therapeutic effect. In order to identify and analyze potentially valuable combination effects, cHTS generates a dose matrix for each chemical combination. The dose matrix captures the combined activity of two compounds over a broad range of single agent concentrations. cHTS is capable of generating hundreds of thousands of data points per day in order to efficiently screen in a dose matrix format.

        The dose matrix data generated by our cHTS technology requires specialized analyses. We have developed Chalice, our proprietary visualization and analysis tool to collect and merge similar dose matrices before quantitatively benchmarking them to expected combination response patterns. We believe that the comparison models are useful in determining the drug candidate synergy, which helps us determine the novelty of a combination therapy, or to gain insight into the biological mechanism of action of a drug combination. Using these tools, combinations are analyzed, quantitatively scored and visualized in a comprehensive combination effect report, which provides links to available internal and external data on the combination and its constituent compounds.

        Product candidate selection includes external information about the compounds drawn from Chalice. Published chemical, therapeutic, and pharmacological data on the drug library or proprietary collections of compounds is incorporated into our database to assist us in assessing each compound's suitability as a component in a new combination drug candidate. Before proceeding into animal studies, we require that new combinations first pass in silico tests, where candidate compounds are compared against a database that aggregates published safety and pharmacology information and data about the compounds in our library. This in silico step is intended to ensure, to the extent possible based on published information, that the active pharmaceutical ingredients in our potential combinations have safety profiles we believe to be appropriate for the disease indication we are interested in, are compatible from a drug-drug interaction perspective, can potentially be formulated in the appropriate route of administration, that the combination has not previously been discovered and meets additional key development and commercial criteria.

Collaborations

        We intend to seek collaborations with pharmaceutical and biotechnology companies to support the full development and commercialization of selected product candidates to obtain access to additional development, commercial or financial resources or a large sales force. We also plan to engage in selected discovery research collaborations to explore new therapeutic areas or compound libraries. We intend to seek these collaborations to diversify our therapeutic reach and compound diversity and to expand our product pipeline.

Angiotech Pharmaceuticals, Inc.

        In October 2005, we entered into a research and license agreement with Angiotech, under which we have granted Angiotech an exclusive, royalty-bearing license to up to ten compounds to be selected by Angiotech from our portfolio of clinical and preclinical product candidates or Chalice database, as well as an option to purchase the same rights to an additional five compounds. This license is for Angiotech's research, development and potential commercialization of the licensed compounds as drug components to be used in Angiotech's field with medical devices or interventional medicine products to treat conditions in specific areas of the human body. In addition, we have agreed to use our cHTS technology in a joint research project with Angiotech to screen combinations of compounds that may be developed and commercialized by Angiotech for use in combination with medical devices or with interventional medicine products in Angiotech's field. We and Angiotech will jointly own the intellectual property that results from the joint research project. We have granted Angiotech an exclusive, royalty-bearing license to this intellectual property in Angiotech's field of use in combination with medical devices and interventional medicine products to treat conditions in specific areas of the human body, and we have an exclusive, non-royalty bearing license to such intellectual property for use outside of Angiotech's field.

        Under the research and license agreement, we will receive a $27.0 million up-front license execution fee. We may also receive payments from Angiotech totaling $7.0 million if they elect to extend the research project beyond 30 months to a total term of five years and up to $10.0 million upon Angiotech's election to receive a license to up to five additional compounds, beyond the initial ten compounds, from our portfolio of clinical and preclinical product candidates or Chalice database for development. In addition, for each compound licensed to Angiotech that is discovered through the research project or through Angiotech's selection of compounds from our portfolio of clinical and preclinical product candidates or Chalice database, we may also receive up to $30.0 million in milestone payments if certain development and regulatory approval milestones are met, as well as royalties on any future product sales incorporating the compounds.

        During the period of the research project and for one year thereafter, or, if the Angiotech research and license agreement is terminated, for one year after such termination, we have agreed not to enter into any agreement to license or grant rights to any compound to a third party in defined areas of Angiotech's field. We may enter into an agreement that grants rights in Angiotech's field other than these defined areas if such grant of rights is materially broader than or different from Angiotech's field and such agreement is not entered into for the purpose of granting rights to use our intellectual property in Angiotech's field. In addition, during such period of time, we have also agreed not to perform cHTS screening using the same screens performed pursuant to the Angiotech research project, or grant a license or other rights to use our intellectual property to third parties operating primarily in the Angiotech field.

        The research and license agreement will remain in effect during the period of the research project, which may range from thirty months to five years, and as long as Angiotech is either conducting pre-clinical research, doing clinical development or commercializing a licensed compound that requires the payment of a royalty to us. Angiotech may terminate the research and license agreement without cause after the first year of the agreement upon not less than 45 days' prior written notice, with the research period not ending until six months following the notice of termination, or the end of the period of the research project, whichever is earlier. Either of us may terminate the collaboration relationship upon the bankruptcy of the other party or the commitment by the other party of an uncured material default, as defined in the license agreement. We may terminate the agreement upon 180 days prior written notice if Angiotech materially defaults, and fails to cure such default, with respect to its obligations to develop and commercialize the compounds selected from our portfolio of clinical and preclinical product candidates or our Chalice database. Upon termination of the agreement, we remain entitled to milestone and royalty payments accrued prior to the termination.

        Upon a change of control of us, as defined in the research and license agreement, the agreement would remain in effect, although Angiotech would have the right to terminate the agreement or the research project in the six months after a change of control if we were acquired by an entity operating primarily in Angiotech's field.

        In connection with the research and license agreement with Angiotech, we also entered into a stock purchase agreement with Angiotech under which in exchange for $15.0 million we will issue to Angiotech 1,363,636 shares of Series E preferred stock that automatically convert into shares of our common stock upon the closing of this offering. If this offering is completed on or prior to March 31, 2006 at an initial public offering price greater than $9.00 per share, each share of Series E preferred stock will automatically convert into the number of shares of our common stock determined by dividing $11.00 by the initial public offering price of our common stock in this offering. If this offering is completed on or prior to March 31, 2006 at an initial public offering price equal to or below than $9.00 per share, each share of Series E preferred stock will automatically convert into the number of shares of our common stock determined by dividing $11.00 by the lesser of $9.00 and one hundred ten percent (110%) of the initial public offering price in this offering. If this offering is not completed on or prior to March 31, 2006, each share of Series E preferred stock will be convertible into one share of our common stock. The shares of our common stock issuable upon the automatic conversion of the Series E preferred stock issued to Angiotech upon the closing of this offering may not be sold or transferred by Angiotech until after the first anniversary of the offering.

CombinatoRx Singapore

        On August 16, 2005, we formed a subsidiary in Singapore, CombinatoRx (Singapore) Pte Ltd, for the purpose of conducting our discovery and development of product candidates to treat infectious diseases. We own 51% of the subsidiary's capital stock. Pursuant to a Subscription and Shareholders Agreement, BioMedical Sciences Investment Fund Pte Ltd, an affiliate of Bio*One Capital Pte Ltd, a biomedical sciences investment management company associated with Singapore's Economic Development Board, has invested $2.5 million in shares of convertible, redeemable preferred stock of the subsidiary, which represents on an as-converted basis 49% of the subsidiary's capitalization. BioMedical Sciences further committed to invest up to an additional $17.5 million in the subsidiary through the purchase of a series of convertible promissory notes, $5.5 million of which were purchased concurrently with its investment in the subsidiary's preferred stock. BioMedical Sciences has agreed to provide the remaining $12 million in funding through the purchase of additional series of notes over the next four years, provided our subsidiary achieves certain milestones related to the development of infectious disease product candidates. In addition to the funding from BioMedical Sciences, the Singapore Economic Development Board has preliminarily agreed to provide a grant to our subsidiary for purposes of developing the business of the subsidiary in Singapore. As of September 30, 2005, final approval of the grant, including the terms, conditions and amount of the grant, has not been obtained from the Singapore Economic Development Board.

        Under a Services Agreement between us and our subsidiary, we have agreed to provide assay development and screening services for the subsidiary aimed at the discovery and development of combination therapies for the treatment of infectious disease, over a four year period. The subsidiary will employ clinical research and development personnel in Singapore to conduct research based on the results of our initial screenings. The Services Agreement provides for the assignment to the subsidiary of all intellectual property rights covering novel therapeutic combination therapies for infectious disease discovered through our work under the Agreement, in exchange for cash payments to us from the subsidiary of up to $7.3 million over four years and a 2.5% royalty on sales of all products covered by any patent right assigned to the subsidiary. If the subsidiary determines not to advance any product candidate discovered through our initial screening activities under the Services Agreement into initial clinical trials and to initiate screening in a second infectious disease therapeutic area, we have agreed to loan the subsidiary an amount sufficient to cover 50% of the cost of the additional screening, in the form of a note subordinated in payment to the BioMedical Sciences notes. The Services Agreement provides for the grant back to us by the subsidiary of a fully paid, exclusive license under all intellectual property rights assigned by us to the subsidiary for use outside of the infectious disease field. As defined in the Services Agreement, the infectious disease field does not include biodefense applications or any topical application for the treatment of acne or impetigo, with the result that we retain all rights for these applications.

        Under the Subscription and Shareholders Agreement, we have agreed to provide assay development and screening services in the infectious disease field, as defined, exclusively to the subsidiary during the term of the Services Agreement and not to compete with the subsidiary in the infectious disease field, as defined, in substantially all markets until the earlier of August 19, 2009 or one year after we cease to hold any stock in the subsidiary.

        Under the Subscription and Shareholders Agreement, the subsidiary is governed by a five person board of directors, two of whom are appointed by us, two by BioMedical Sciences and one by agreement between us and BioMedical Sciences. Operations of the subsidiary are conducted pursuant to a business plan and budget agreed to by us and BioMedical Sciences. Significant corporate actions by the subsidiary require both our consent and the consent of BioMedical Sciences, as do modifications of any agreement between the subsidiary and us or between the subsidiary and BioMedical Sciences. Neither we nor BioMedical Sciences may sell or transfer our shares in the subsidiary prior to August 19, 2009, except to affiliates. Thereafter, such shares may be transferred only after they are first offered to the subsidiary and to the other party. We also have granted to BioMedical Sciences, and BioMedical Sciences has granted to us, tag along rights to participate in any proposed sale to a third party of shares in the subsidiary.

        The preferred stock of our subsidiary held by BioMedical Sciences is entitled to an annual 5% dividend payable upon redemption or liquidation of the subsidiary, and is subject to redemption by the subsidiary for a cash payment equal to 125% of the purchase price of the shares plus accrued but unpaid dividends. The notes bear interest at an annual rate of 5% and become due and payable on December 31, 2009, unless we elect through the subsidiary to prepay the notes before that date. If we elect to prepay, the prepayment amount would equal 125% of the outstanding principal balance of the notes plus accrued but unpaid interest. The notes are secured by a security interest in all of the non-intellectual property assets of the subsidiary, and by a negative pledge by the subsidiary with respect to its intellectual property rights. We have pledged our shares in the subsidiary as additional collateral for our subsidiary's obligations to BioMedical Sciences under the notes. We are not obligated to make any cash payment on the notes if the subsidiary fails to do so, but on default by the subsidiary, BioMedical Science has the right to obtain payment on the notes by converting into our common stock.

        BioMedical Sciences has the option on or after August 19, 2006 to convert its shares of preferred stock of our subsidiary into our common stock. In addition, upon the proposed redemption of the shares of preferred stock or the prepayment or repayment of any note, BioMedical Sciences may elect to receive in lieu of some or all of the cash otherwise payable to it, shares of our common stock. The notes are convertible into our common stock at the option of BioMedical Sciences only upon maturity, acceleration or default or any proposed prepayment. If at any time the price of our common stock exceeds certain specified levels over the prior 20 consecutive trading days, we may require BioMedical Sciences to convert its shares of preferred stock or the notes into shares of our common stock. For any conversion into or payment satisfied by the issuance of our common stock (other than in the case of default by us or our subsidiary), the price of our common stock will be calculated at a premium to the weighted average of our stock price based on the trading price of our common stock over the 20 days after this offering or, for notes issued at least 21 days after this offering, based on the price of our common stock over the 20 trading days immediately prior to the time such notes are issued. If we or our subsidiary are in default at the time of any conversion, the premium will not apply. BioMedical Sciences may not convert its convertible preferred stock or convertible promissory notes to the extent that after such conversion it would own more than 19.9% of our common stock then outstanding.

        We have agreed to file, on BioMedical Sciences's request, at any time after twelve months following completion of this offering, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption. BioMedical Sciences has agreed not sell in any calendar quarter more than 25% of the shares of our common stock acquired by them at any time under the conversion provisions, provided that this restriction ceases to apply to any shares one year after the shares are first issued.

HenKan Pharmaceutical Company

        In May 2005, we entered into a License Agreement with HenKan Pharmaceuticals Company of Taiwan under which HenKan received the exclusive right to develop and commercialize our cancer product candidate CRx-026 in Taiwan, China, and South Korea. We received a $500,000 upfront payment and under the License Agreement we are eligible to receive up to approximately $23 million in development and commercialization milestone payments, plus royalties on sales within the territory. Under the license agreement, HenKan will also fund additional Phase II clinical trials with our support targeting oncology indications characterized by high unmet medical need in the Asian market. We also have the option to buy back the licensed intellectual property from HenKan on a country-by-country basis, provided that such buy-back occurs prior to the first sale of a product in a country in the territory of the license. The license agreement has no definite term; however, HenKan's royalty payment obligations terminate on the later of 15 years from the date of the License Agreement and the expiration of all patents covering a royalty bearing product under the license agreement. The License Agreement may be terminated on a country-by-country basis by either party upon an unremedied material breach. We may terminate the license agreement if HenKan fails to make required payments, if HenKan does not use commercially reasonable efforts to develop and commercialize CRx-026 in the territory, if HenKan fails to perform, or upon a change in control of HenKan. HenKan may terminate the license agreement upon 120 days notice to allow us to find a substitute collaboration partner for CRx-026 in the territory.

CHDI, Inc.

        In August 2005, we entered into a Research Agreement with CHDI, Inc. a foundation aimed at preventing and treating Huntington's disease, to perform joint research and development to discover and perform preclinical development of product candidates for the treatment of Huntington's disease. Under the terms of the research agreement, subject to satisfaction of conditions, we will receive up to $6 million in research and development funding from CHDI over the next four years, of which $343,750 has been received as of the date of this prospectus. We and CHDI will jointly own the resulting intellectual property on product candidates discovered in the collaboration, and the products may be developed and commercialized as mutually agreed by the parties. CHDI may terminate the agreement if the underlying research is interrupted, if we do not achieve specified scientific milestones, for material uncured breaches of the agreement or after we provide notice that the research is unlikely to yield scientifically valid or useful results. We may terminate the agreement for material uncured breaches of the agreement.

NIAID

        In April 2005, we were awarded a $4.4 million research grant from the National Institutes of Allergy and Infectious Diseases, or NIAID, which will be payable over five years to perform research and preclinical development in the area of bioterror defense, subject to annual United States government appropriations and the submission of annual progress reports and development plans to NIAID demonstrating the achievement of milestones to be agreed upon for the funding year. This grant extends through March 2006 and is subject to annual renewals for four subsequent annual periods.

Novartis Pharmaceuticals Corporation

        In February 2005, we entered into an agreement with Novartis Pharmaceuticals Corporation, or Novartis. Under a statement of work, into which we entered at the same time, we are obligated to use our cHTS technology to test certain compounds provided to us by Novartis in combination with other compounds in cancer cell lines determined by Novartis. We are required to provide periodic reports to Novartis on the progress of the research and a final report summarizing and reviewing all the data generated during the collaboration. We received $100,000 from Novartis to conduct the research upon signing of the agreement and the statement of work and will receive additional funding, which in the aggregate may amount to an additional $400,000, upon delivery of the update reports and a final report. Novartis will own rights to all intellectual property developed by us in performing the research for Novartis and relating to the compounds Novartis provides to us for research or to any combinations of Novartis's compounds with other compounds, while we own all intellectual property developed by us that is related to our technology and that is unrelated to materials provided to us by Novartis. The agreement or any statement of work may be terminated by Novartis for any reason upon a thirty days prior written notice. Novartis may also terminate the agreement or any statement of work immediately upon our change of control, as that term is defined in the agreement. Either we or Novartis may terminate in case of a material breach by the other party not substantially cured after a thirty days prior notice or immediately in case of insolvency, assignment for the benefit of creditors or appointment of a receiver or trustee for substantially all of the property. Unless earlier terminated, the agreement has a term of two years or until the services under any of the statements of work are completed, and the initial statement of work is expected to be completed in six months.

Spinal Muscular Atrophy Foundation

        In August 2004, we entered into a research and development collaboration agreement with the Spinal Muscular Atrophy Foundation, or SMA Foundation. Pursuant to the agreement, we are obligated to perform research aimed at identifying and advancing to initial new drug application stage at least one combination drug candidate for the treatment of spinal muscular atrophy, a neuromuscular disease that is the leading genetic cause of death among infants and toddlers. We are screening a library of compounds and cooperate with SMA Foundation to select the most promising candidates for further testing. We are required to provide periodic reports informing SMA Foundation of all results and discoveries made in the course of our research under the agreement. We bear the responsibility for the clinical development of any drug candidate for which we file an initial new drug application, and we must use commercially reasonable efforts to develop and commercialize a potential product derived from a drug candidate. Upon our achievement of certain research and development milestones under the agreement, SMA Foundation is required to make milestone payments to us, which, if all the research and development milestones under the agreement are achieved, may amount to a total of $2,040,000. Through June 30, 2005, we have received $570,000 in research funding. If at any point in the future we receive an aggregate of $100,000,000 in revenues on products containing any drug candidates, their analogs or derivations, developed under the agreement, we will be required to donate to the SMA Foundation, or to another non-profit entity designated by SMA Foundation, an amount equal to 200% of all the payments made by SMA Foundation to us under this agreement. We will own all intellectual property we develop through this collaboration and have commercial rights to all discovered products, in both cases if we achieve clinical development milestones and are not in a material uncured breach of the agreement. This agreement with the SMA Foundation may be terminated by either us or SMA Foundation following an uncured breach by the other party. Unless earlier terminated, the term of the agreement is expected to be two years or as long as is required to complete our research.

SAIC—National Institute of Neurological Disorders and Stroke

        In addition to the collaboration with the SMA Foundation, in August of 2005 we entered into a subcontract with Science Applications International Corporation, or SAIC, where we will be the in vitro bioassay screening facility for the Spinal Muscular Atrophy Project established by the National Institute of Neurological Disorders and Stroke, or NINDS. Under the terms of the agreement, we will receive 2 years of research and development funding of up to approximately $1.9 million subject to annual United States government appropriations for the SAIC contract and the performance of agreed upon services under our subcontract, such as program management support, compound screening, information support and development of new assays. The subcontract may be terminated by SAIC if we fail to make progress on the work, uncured failures of performance and upon our insolvency.

Accelerate Brain Cancer Cure

        In September 2004, we entered into a collaboration agreement with Accelerate Brain Cancer Cure, Inc., or ABC2, a non-profit foundation dedicated to advancing new therapies for brain cancer. Pursuant to this agreement, we are using our cHTS technology to screen combinations in a glioblastoma multiforme cell line to identify potentially therapeutic drug candidates for treatment of a deadly form of brain cancer. The cell line we have undertaken to screen under the ABC2 agreement is provided to us by agreement with Duke University. Pursuant to the agreement with Duke University, Duke owns the intellectual property rights to any new discoveries resulting solely from research conducted by Duke personnel, we own the intellectual property rights to any new discoveries resulting solely from research conducted by our personnel, and we and Duke will jointly own the intellectual property rights to any new discoveries resulting from research conducted by both our personnel and Duke personnel. In the event that Duke owns intellectual property rights to a discovery made pursuant research conducted under the agreement, we will have an option to acquire an exclusive license to Duke's intellectual property rights to the discovery. In exchange for our screening pursuant to the terms of the ABC2 agreement, we have received from ABC2 $108,000 in funding to conduct this research. ABC2 may terminate the agreement and the program in the event ABC2 determines, in its sole discretion, that we are not operating substantially in compliance with the terms of the ABC2 agreement, or for any other material reason. Upon such termination, ABC2 may withhold payment of funds, or declare the funding terminated and require us to return any unused funds.

Patents and Other Proprietary Rights

        Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely upon a combination of patent, trademark, trade secret, copyright and unfair competition laws, assignment of inventions and non-disclosure agreements and other contractual provisions to protect our intellectual property and other proprietary rights.

        The United States Patent and Trademark Office has issued us four patents. One patent, which expires in June 2021, covers pharmaceutical compositions containing the active pharmaceutical ingredients in, and the method of use of, CRx-026, our novel dual action anti-cancer drug candidate. The second patent, which expires in November 2020, covers the method of use of CRx-026 to treat cancer. The third patent which expires in July 2022, covers the method of use of CRx-119 and CRx-170 to treat immuno-inflammatory diseases. The fourth patent, which expires in January 2021, covers pharmaceutical compositions containing the active pharmaceutical ingredients in, and method of use for, another anti-cancer combination that is not currently designated for development. We have also been issued a total of seven patents related to our drug discovery technology, one each in Taiwan, South Africa, Europe and South Korea and three in New Zealand. The patents issued in New Zealand, South Africa, Europe and South Korea expire in July 2021, and the patent issued in Taiwan expires in August 2022. As of September 30, 2005, we have 37 pending patent applications in the United States and 224 pending foreign patent applications that are counterparts to certain of the United States issued patents and patent applications. Of these United States patent applications, 6 are provisional applications. Sixteen of our pending United States patent applications and 185 of our pending foreign patent applications relate to our current portfolio of seven product candidates and five of our pending United States patent applications and 25 of our pending foreign patent applications relate to our drug discovery technology.

        It is our current practice to seek the issuance of extensive claims in our patent applications that cover the combination drug candidates we develop, including claims directed to the following:

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  pharmaceutical compositions containing the active pharmaceutical ingredients in the combination;

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  pharmaceutical compositions containing structural, functional, or mechanistic analogs of the active pharmaceutical ingredients in the combination;

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  methods of treating diseases by administering the active pharmaceutical ingredients in the combination or their analogs; and

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  pharmaceutical compositions, including the active pharmaceutical ingredients in the combination or their analogs and instructions for the treatment of diseases.

        Further, as we learn more about the most promising dose ratios, pharmacokinetic and pharmacodynamic parameters and mechanism of action information for our drug candidates, we intend to evaluate the filing of additional patent applications to supplement the core composition of matter and method of use patents we have been issued and are currently seeking.

        We also intend to pursue patents covering our product discovery platform. To date, our drug discovery technology directed patent applications have included claims directed to the protection of our screening methodologies, the accompanying informatics and computational biology techniques, and various research applications of the discovery platform. Currently, we have five pending United States patent applications directed to our combination drug screening methods and the underlying informatics and computational biology. The screening methods we have claimed in these applications include ranking of single agents for activity in new indications, screening pair-wise and higher order (i.e., three or more) combinations of compounds, formatting plates for optimizing information content and systematically screening combinations.

        Our informatics patent applications also include claims to methodologies for identifying combination activity, including automated synergy measurements, and for tracking and managing combination screening experiment information. Our computational biology patent application focuses on the methods of using a biological system's response to chemical combinations to extract information about the biological system, its interconnectivity and its functions. Four foreign patents have issued.

        The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. Our success depends, in part, on our ability to protect proprietary products, methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries so that we can prevent others from using our inventions and proprietary information. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many pharmaceutical or biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Our patent applications may be challenged or may fail to result in issued patents. Moreover, an issued patent does not guarantee us the right to practice the technology or commercialize the patented product. In particular, there is a recently issued Canadian patent that covers the use of pentamidine, one drug in product candidate CRx-026, for the treatment of cancer. We may not be able to develop or commercialize CRx-026 in Canada without first obtaining a license to this patent, or waiting for it to expire. There are counterpart patent applications pending in other countries, including in the United States. In the event that one or more of these pending counterpart applications issues as a patent, we may not be able to develop or commercialize CRx-026 in a country in which such a counterpart patent issues without first obtaining a license to such patent, or waiting for it to expire. Additionally, for three of our other product candidates, CRx-139, CRx-140, and CRx-170, some of the various formulations and methods of use of one drug in the combination are covered by third party patents which could pose an impediment to our ability to develop and commercialize these products. We believe that other formulations and methods of use of these drugs, which are not covered by any third party patents, are available. However, we cannot be sure that the unpatented formulations or methods of use of these drugs will be the optimal formulation, or that a feasible formulation for these product candidates will be available.

        Our existing patents and any future patents we obtain may be challenged, invalidated or circumvented, or may not be sufficiently broad to prevent others from practicing our technologies or developing competing products, which could limit our ability to stop competitors from marketing related products or restrict the length of term of patent protection that we have for our products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. If any parties should successfully claim that our proprietary products, methods and technologies infringe upon their intellectual property rights, we may be prevented from commercializing our patented products and practicing our patented technology or be forced to pay damages.

        In all of our activities, we rely on proprietary materials and information, trade secrets, and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees, and customers. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees, and consultants. Our employees and consultants are also asked to sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. We also require all employees sign an agreement not to engage in any conflicting employment or activity during their employment with us, and not to disclose or misuse our confidential information.

Government Regulation

FDA Regulation of Drugs and Biologics

        In the United States, federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, reporting, labeling, distribution, promotion, and marketing of pharmaceutical products. At the federal government level, the FDA is principally responsible for regulating drugs and biologics, including the product candidates we have under development. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions, such as warning letters, product recalls, product seizure, injunctions, civil penalties, disgorgement of past or future profits, criminal prosecution, suspension of production, license suspension or revocation, withdrawal of an approval, or FDA refusal to approve pending marketing applications.

        The steps ordinarily required before a new pharmaceutical product may be marketed in the United States begin primarily with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, toxicology and other characteristics. Animal studies are used to assess the potential safety of the product. Many preclinical studies are regulated by the FDA under the good laboratory practice, or GLP, regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated if the data are to be submitted to the FDA in support of a marketing application for a new drug.

        The FDA recently released for public comment a draft Guidance for Industry: Nonclinical Safety Evaluation of Drug Combinations (January 2005). The draft guidance discusses what preclinical studies are appropriate to support the clinical study and approval of new combination products and therapies. In the case of new products composed of previously marketed drugs, the draft guidance states that generally the FDA believes sufficient clinical and preclinical data will exist for each drug component separately. Therefore, in such a case, the issues to be resolved before the new product is tested in humans generally relate to possible interactions between the components of the proposed product. The draft guidance identifies specific potential interaction issues to be considered and suggests the type of testing that may be appropriate to resolve any issues that require such testing.

        The results of the preclinical development work, together with other information as required by the FDA, are summarized in an investigational new drug application, or IND, which must be submitted to the FDA before the drug may be provided to clinical investigators for use in humans in clinical trials. An IND also sets forth the plan for investigating the drug, including the protocols for each planned study. FDA regulations provide that human clinical trials may begin 30 days following submission of an IND, unless the FDA advises otherwise or requests additional information, clarification, or additional time to review the application. Clinical trials cannot begin until any concerns raised by the FDA have been resolved.

        Each clinical trial must also be approved by an independent institutional review board, or IRB, which is typically associated with the institution or research facility at which the investigator will conduct the trial, before the trial may begin. The IRB must approve the protocol and the procedures for obtaining the informed consent of the study participants. An IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution in which the study will be conducted. The IRB is required to conduct continuous review of the trials at intervals appropriate to the degree of risk involved and may suspend or terminate its approval if the trials are not being conducted in accordance with the IRB's approval or there has been unexpected serious harm to subjects.

        During the conduct of a clinical trial, the company is required to monitor the investigators' compliance with the clinical study protocol and other FDA requirements, including the requirements to submit reports to the sponsor, the IRB, and the FDA, and to keep detailed records regarding study findings and use and disposition of the study drug. Although monitoring can help reduce the risk of inadequate compliance by study investigators, it cannot eliminate this risk entirely. Inadvertent regulatory noncompliance by the investigator, or intentional investigator misconduct, can jeopardize the usefulness of study results and, in rare circumstances, require the company to repeat a study. The company must report to the FDA any adverse event that is both unexpected and serious and for which there is a reasonable possibility that the event may have been caused by the drug. In addition, the company must within seven days report to the FDA any unexpected fatal or life-threatening event that may have been caused by the drug. The FDA may stop the trials by placing a "clinical hold" on such trials because of concerns about, for example, the safety of the product being tested. Such holds can cause substantial delay and in some cases may require abandonment of a product candidate.

        Clinical testing in humans involves the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician, pursuant to an FDA-reviewed protocol. Human clinical trials typically are conducted in three sequential phases, but the phases may overlap. Phase I clinical trials consist of testing the product in a small number of patients or normal volunteers, primarily to evaluate the drug's safety, at one or more dosage levels, as well as to study the drug's pharmacokinetic and/or pharmacodynamic profile. In phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites.

        When two or more drugs are combined in a single dosage form, as many of our product candidates will be, the data submitted to FDA must ordinarily show that each component makes a contribution to the claimed effects and that the dosage of each component (amount, frequency, duration) is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy as defined in the labeling for the drug. This FDA policy may necessitate more elaborate and expensive clinical trials than would be required for a single-agent pharmaceutical because the trials may need to be designed to study the combined agent, each drug as a single agent and a placebo.

        When FDA approval is sought for a new use of a previously approved drug, the sponsor must demonstrate that the drug is safe and effective for the proposed use. However, because pre-existing information on the drug's safety is available, the safety data required for FDA approval of a previously approved drug is ordinarily less than the safety data required to support approval of a new drug. Since our products are combinations of previously approved products, the FDA may not require us to submit some types of safety data, such as data from certain types of animal and human pharmacokinetic studies. The FDA's specific requirements will be determined on a case-by-case basis for each product candidate. It is possible that our product candidates could present new safety issues because the previously approved drugs are being used in combinations or because the proposed combination products are being used under different circumstances than the components are used as single agents. For example, the combination might be proposed for long-term use for a chronic condition while the single agents are used short-term for acute conditions. In such a case, the FDA may require additional animal or human studies to address any safety issues.

        Upon completion of clinical trials, a company seeking FDA approval to market a new drug must file a new drug application, or NDA, with the FDA, or in the case of a biological product, a biological license application, a BLA. To approve an NDA, the FDA must determine, based on the information submitted in the application, that the drug is safe and effective for its intended uses. To approve a BLA, the FDA must determine that the product is safe, pure, and potent and that the facilities in which the product is manufactured or otherwise handled meet the applicable standards. In addition to reports of the preclinical and clinical trials conducted under IND, the NDA or BLA includes information pertaining to the product's safety and efficacy, preparation of the drug substance, analytical methods, drug product formulation, manufacturing details, and proposed product packaging and labeling. In addition, the manufacturing facility must also pass an FDA Current Good Manufacturing Practices, or cGMP, inspection before the marketing application can be approved.

        Submission of a NDA or BLA does not assure FDA approval for marketing. After the application is submitted, the FDA initially determines whether all pertinent data and information have been submitted before accepting the application for filing. After the application is accepted for filing, the FDA begins its substantive review. The FDA typically will request a review of the data in the NDA or BLA and recommendation regarding approval by an advisory committee consisting of outside experts. The FDA may accept or reject the advisory committee's recommendations, or accept them with modifications. The application review process generally takes a year or longer to complete, although reviews of drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six-month review. The FDA may deny approval of an application. Any such denial may require extensive additional testing, which could take years to complete, in order to make the application approvable, or the denial may be based on considerations that cannot be favorably resolved through additional testing. In some circumstances, the FDA may approve an application even though some unanswered questions remain about the product, if the applicant agrees to conduct post-marketing studies. The FDA may impose other conditions of approval as well. Expedited or accelerated approvals may require additional larger confirmatory clinical studies to be conducted following approval.

        Product approval may be withdrawn if compliance with regulatory requirements is not maintained or if post-marketing adverse events associated with the product are reported that cannot be addressed satisfactorily through changes to the product's labeling or warnings to healthcare professionals. The FDA requires reporting of certain safety and other information that becomes known to a manufacturer of an approved product. The company may become aware of such information from reports of adverse events suspected to be related to the product, voluntarily provided to the company and/or to the FDA by physicians and other healthcare professionals, or from published scientific data. In some circumstances, the FDA may require the company to make changes to its approved product labeling or to issue safety warnings to healthcare professionals or the public, which may have a negative impact on product sales. Manufacturing and sale may also be disrupted or delayed in the event of failure to comply with all required current Good Manufacturing Practices, as determined by FDA investigators in periodic inspections of manufacturing facilities. Upon approval, a drug or biological product may only be marketed for the approved indications, in the approved dosage forms, and at the approved dosage. The nature of marketing claims that we will be permitted to make in the labeling and advertising of our products will be limited to those specified in an FDA approval.

FDA Regulation of Medical Devices

        Products that may be developed pursuant to our collaboration with Angiotech may be regulated as medical devices. Drugs that are incorporated into medical devices are potentially subject to regulatory requirements applicable to medical devices as well as those applicable to drugs. For example, for review purposes, applications for approval of drug-eluting stents have been assigned by the FDA primarily to the FDA Center for Devices and Radiological Health, which consults with the FDA Center for Drug Evaluation and Research on issues relating to the drug component of the product. The FDA has recently established an Office of Combination Products within the office of the FDA Commissioner and has published revised regulations implementing statutory requirements directed at ensuring prompt and consistent regulation of drug/device combination products, or drug devices. However, because of the limited experience with combination product review, the manner in which review procedures and requirements may be modified and applied in the future to similar or different types of products is unpredictable. This uncertainty, and the complexity inherent in the testing and review of combination drug/device products, may lead to significant delays and additional costs in the process of developing and seeking approval to market such products.

        Medical devices are regulated by the FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk, the disease condition it is intended to treat, prevent or diagnose, and what is known about the device. The three categories are as follows:

        Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and efficacy. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

        Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and efficacy and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and efficacy. Clearance of 510(k) notification is necessary prior to marketing a non-exempt class II device in the United States

        Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and efficacy. Typical class III devices are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a premarket approval application, the FDA generally must approve a premarket approval application prior to the marketing of a class III device in the United States. For example, under current law and regulations, we expect that drug-eluting stents will be treated as class III devices, to the extent that they are regulated as devices, and that approval of a device premarket approval application will be required to obtain authorization to market such products.

        The premarket approval application process is expensive and uncertain and includes the imposition at the time of submission of significant device user fees. A premarket approval application must be supported by valid scientific evidence, which typically includes extensive data, including pre-clinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and efficacy of the device. Product and manufacturing and controls specifications and information must also be provided. The FDA may refuse to accept a premarket approval application for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years, and approval may be conditioned on, among other things, the conduct of postmarket clinical studies or surveillance. Reduced device user fees also apply to most premarket approval supplements. Any subsequent change to an approved device that affects the safety or effectiveness of the device will require approval of a supplemental premarket approval application. We cannot be sure that approval of a premarket approval application or premarket approval application supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products. In the case of a combination drug/device product such as a drug-eluting stent, the need for consultation with drug reviewers and the potential application of drug standards as well as device standards to different aspects of the product, its manufacturing process, and the associated FDA review processes may significantly increase the complexity, costs and potential delays involved in obtaining marketing approval.

        Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, medical device reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions, the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions and unfavorable publicity.

        As with drugs, the promotion of medical devices is regulated by the FDA, and violations of FDA policies and regulations with respect to promotional activities may result in significant administrative and court sanctions.

Foreign Regulations

        Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing, and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, centralized procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authorities are satisfied that adequate evidence of safety, quality, and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks and potential delays associated with FDA approval set forth above.

Other Regulations

        In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future federal, state, and local statutes and regulations. Our research and development involves the controlled use of hazardous materials, chemicals, and various radioactive compounds. Although we believe that our safety procedures for storing, handling, using, and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of accidental contaminations or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could materially affect our ongoing business.

Competition

        The development and commercialization of pharmaceutical products and medical devices is highly competitive. We intend to compete in the discovery and development of new drugs by applying our proprietary combination high throughput screening technology to discover new drug candidates using combinations of existing drugs. We will be competing against a wide range of pharmaceutical, biotechnology, life science, medical device and interventional medicine companies that have greater resources than us, including existing research and development programs in the markets we plan to target. We must compete with these companies both in regard to the discovery technology we use to identify potential product candidates and in regard to the development and commercialization of our product candidates themselves.

        In regard to our discovery technology, we seek to create barriers to entry for other pharmaceutical companies by filing patent applications for our technology and by protecting our trade secrets. These efforts to deter competitors may be limited if we do not succeed in achieving patent or other intellectual property protection, such protection is limited in scope, or to the extent that third parties can utilize different high throughput screening methods not covered by any issued patents we may receive. Many companies have already developed and employ high throughput screening technologies. Should these companies seek to apply these technologies to the discovery of combination drugs, our drug discovery technology may be rendered obsolete or noncompetitive.

        In regard to our product candidates, we seek to create barriers to entry by filing patent applications on the composition and use of the drug combinations we discover. If we obtain the patent protection we are seeking for our product candidates, we believe that we will be able to use these patents to prevent other pharmaceutical companies from marketing products covered by our patents. We also believe that, if obtained, we should be able to use our patents to prevent the makers of either of the drugs included in our combination products from marketing their drug for use together with the other drug that comprises the product. We also plan to develop, for each of our product candidates that we advance beyond proof-of-concept clinical studies, a customized formulation that will be selected for its pharmacology, dosage strength, and route of delivery based on the activity and pharmacology of the drugs when delivered together in combination. Where appropriate, we will seek to protect these formulations by patent applications or as trade secrets. We intend to seek regulatory approval for our product candidates as new drugs, and the expense and time involved in seeking regulatory approval for a new drug may deter potential competitors.

        Our ability to deter competitors will be limited to the extent that we are unable to obtain patent protection for our product candidates or patent or trade secret protection for our formulations. Competitors may also be able to use similar component drugs or different combinations of our component drugs to develop combination products that are not covered by our patents. In addition, the approved drugs that are combined to produce our product candidates are likely to be commercially available at lower prices, so physicians may be able to prescribe the individual drugs already approved and marketed by other companies instead of our combination products, and it would be difficult or impossible for us to enforce our patents, if obtained, to prevent this practice.

        In addition to potential competition from other combination drugs, all of our product candidates will face competition from single agent pharmaceuticals. The target markets for our product candidates and those of our collaborators, including immuno-inflammatory diseases, oncology, metabolic diseases and medical devices, interventional medicine products, are all very competitive, with existing approved products holding substantial market share and other product candidates being developed by other pharmaceutical, biotechnology or medical device companies.

        Principal competitive factors impacting drug development and commercialization include:

  •
  improved patient outcomes;

  •
  acceptance of products by physicians and other healthcare providers;

  •
  research and drug development capabilities;

  •
  intellectual property positions;

  •
  sales and marketing capabilities; and

  •
  availability of capital resources to fund research, development and commercialization activities.

        Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in clinical testing, obtaining FDA and other regulatory approvals and in the manufacture and commercialization of products.

Manufacturing

        We have no manufacturing capabilities. We rely and plan to continue to rely on third parties to manufacture bulk compounds for research, development, preclinical, and clinical trials. We believe that there are several manufacturing sources available to us on commercially reasonable terms to meet our clinical requirements.

        We plan to rely on third parties to manufacture commercial quantities of any products we successfully develop, if any. Among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's quality control and manufacturing procedures conform to current Good Manufacturing Practice, which must be followed at all times. The FDA typically inspects manufacturing facilities every two years. In complying with current Good Manufacturing Practice regulations, pharmaceutical manufacturers must expend resources and time to ensure compliance with product specifications as well as production, record keeping, quality control, reporting, and other requirements. We plan to seek suitable third party manufacturing arrangements for the commercial production of a product candidate.

Sales and Marketing

        We currently have no marketing, sales or distribution capabilities. In order to commercialize products that are approved for commercial sale, if any, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

        We may elect to establish our own sales force to market and sell a product for which we obtain regulatory approval if we expect that the geographic market for the product is limited or that the prescriptions for the product will be written principally by a relatively small number of physicians. If we decide to market and sell any products ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale.

        We plan to seek third party support from established pharmaceutical, biotech and medical device companies for those products that would benefit from the promotional, support of a large sales and marketing force. In these cases we would seek to promote our products in collaboration with marketing partners or rely on relationships with one or more companies with large established sales forces and distribution systems.

Employees

        As of September 30, 2005, we employed 71 persons, of whom 23 hold Ph.D. or M.D. degrees. Approximately 50 employees are engaged in research and development, and 21 employees are engaged in business development, intellectual property, finance, and other administrative functions. Our workforce is non-unionized, and we believe that our relations with employees are good.

Facilities

        We currently lease and occupy 23,500 square feet of laboratory and office space in Boston, Massachusetts. The lease expires in August 2006. On July 29, 2005, we executed a non-binding letter of intent to lease approximately 40,000 square feet of laboratory and office space at a new location in Cambridge, Massachusetts. We expect to occupy this new office space in July 2006. We believe that our current space is adequate for our needs through July 2006. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The table below lists our Executive Officers, Directors and other significant employees, and their ages and positions as of September 30, 2005:

Name	Age	Position(s)
Alexis Borisy	33	President, Chief Executive Officer, and Director
Robert Forrester	42	Executive Vice President and Chief Financial Officer
Jan Lessem, M.D., Ph.D	57	Executive Vice President and Chief Medical Officer
Curtis T. Keith, Ph.D.	35	Senior Vice President, Discovery
R. Eric McAllister, M.D., D.Phil.	63	Senior Vice President, Clinical Development
Richard Aldrich (3)	51	Director
Douglas G. Cole, M.D. (3)	45	Director
Patrick Fortune, Ph.D. (1)(2)	58	Director
Jacob Goldfield (2)	46	Director
Frank Haydu (2)(3)	57	Director
Christopher Moller, Ph.D. (1)	52	Director
Richard Pops (1)	43	Director
Seth Rudnick, M.D.	56	Director

(1)
Member of Compensation Committee

(2)
Member of Audit Committee

(3)
Member of Nominating and Corporate Governance Committee

        Alexis Borisy has served as President, CEO, and Director of CombinatoRx since March 2000. From 1998 to March 2000 Mr. Borisy was an independent industry consultant, working with senior executives at pharmaceutical and biotech companies in the areas of corporate strategy, portfolio management, and business development. Mr. Borisy holds an A.B. in chemistry from the University of Chicago, and an A.M. in chemistry from Harvard University.

        Robert Forrester has served as our Executive Vice President and Chief Financial Officer since February 2004. Mr. Forrester served as Senior Vice President, Finance and Corporate Development at Coley Pharmaceutical Group from 2000 to September 2003. Mr. Forrester was a Managing Director at MeesPierson, part of the Fortis Group, from 1994 to 2000. Mr. Forrester holds a LL.B. from Bristol University.

        Jan Lessem, M.D., Ph.D. has served as our Executive Vice President and Chief Medical Officer since September 2003. From 1998 to 2003, he was Vice President of Clinical Research and Chief Medical Officer at OraPharma. Dr. Lessem was Vice President and Corporate Officer with Takeda America Research and Development Center, Inc. from 1995 to 1998. Dr. Lessem holds a B.A. of Medicine, M.D. and Ph.D. from the University of Lund in Lund, Sweden.

        R. Eric McAllister, M.D., D.Phil. has served as our Senior Vice President of Clinical Development since October 2004. From 2002 to 2004, he was Vice President of Clinical Research at Sicor Pharmaceuticals, Inc. Dr. McAllister served as Medical Director at TAP Pharmaceutical Products, Inc. from 2000 to 2002. Dr. McAllister was a Medical Practitioner and a Principal Investigator from 1992 to 2000. Dr. McAllister holds B.S. and M.S. degrees in physics and an M.D., each from Dalhousie University in Canada, and a D.Phil. in cardiac electrophysiology from Oxford University.

        Curtis T. Keith, Ph.D. has served as our Senior Vice President of Discovery since December 2004. From 2000 to 2004, he was our Vice President of Research. Prior to his employment with us, he completed his Ph.D. in chemistry and chemical biology from Harvard University. Dr. Keith also holds a B.Sc. in biochemistry from McGill University in Canada.

        Richard Aldrich has served as a member of our board of directors since June 2003. Since 2001, Mr. Aldrich has been a Managing Director of RA Capital, Inc., a fund he founded in 2001 to invest in small-cap public biotechnology companies. From 1989 to 2001, Mr. Aldrich was employed by Vertex Pharmaceuticals, Inc. where he served as the Senior Vice President and Chief Business Officer. He serves on the board of directors of Altus Pharmaceuticals Inc., Ingenium Pharmaceuticals Inc. and Sirtris Pharmaceuticals, Inc. Mr. Aldrich holds a B.S. degree in management from Boston College and a MBA from the Tuck School of Business, Dartmouth College.

        Douglas G. Cole, M.D. has served as a member of our board of directors since September 2002. Dr. Cole joined Flagship Ventures in 2001, where he is currently a partner. From 1997 to 2001, Dr. Cole was Program Executive at Vertex Pharmaceuticals, Inc. Dr. Cole holds an A.B. from Dartmouth College and an M.D. from the University of Pennsylvania School of Medicine.

        Patrick Fortune, Ph.D. has served as a member of our board of directors since February 2004. Since 2001, Dr. Fortune has been a partner of Boston Millennia Partners, a venture capital firm. From 1999 to 2001, Dr. Fortune was President and Chief Operating Officer of New Era of Networks, Inc. He serves on the board of directors of Parexel International Corporation. Dr. Fortune holds a B.S. in chemistry from the University of Wisconsin, a MBA from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

        Jacob Goldfield has served as a member of our board of directors since March 2000. Since September 2004, Mr. Goldfield has been a private investor. From 2003 to 2004, Mr. Goldfield was Chief Investment Officer of Soros Fund Management. From 2000 to 2003, Mr. Goldfield was a private investor. From 1990 to 2000, Mr. Goldfield was a partner of Goldman Sachs & Co. Mr. Goldfield holds an A.B. in physics from Harvard College.

        Frank Haydu has served as a member of our board of directors and Chairman of the Audit Committee since August 2004. Since 2001, Mr. Haydu has been the Managing Director and Co-founder of Valuation Perspectives, Inc., a corporate finance advisory firm. He serves on the board of directors for Albany Molecular Research, Inc., Moldflow Corporation and iParty Corp. Mr. Haydu holds a B.A. in economics from Muhlenberg College.

        Christopher Moller, Ph.D. has served as a member of our board of directors since January 2001. Since 1990, Dr. Moller has served as a Managing Director of TL Ventures, a venture capital firm. He serves on the board of directors for Sopherion Therapeutics, Inc., QUATRx Pharmaceuticals Company and PharmaStem Therapeutics, Inc. Dr. Moller holds a B.S. in chemistry from Pomona College and a Ph.D. in immunology from the University of Pennsylvania.

        Richard Pops has served as a member of our board of directors since October 2001. Mr. Pops has been Chief Executive Officer of Alkermes, Inc., a biotechnology company, since 1991. He serves on the board of directors for Neurocrine Biosciences, Inc., Acceleron Pharma and Sirtris Pharmaceuticals, Inc. Mr. Pops holds a B.A. in economics from Stanford University.

        Seth Rudnick, M.D. has served as a member of our board of directors since January 2001. Since 2000, Dr. Rudnick has been a general partner at Canaan Partners concentrating on healthcare investments. Dr. Rudnick serves on the board of directors for Immunicon Corporation and Genaissance Pharmaceuticals, Inc. Dr. Rudnick holds a B.A. from the University of Pennsylvania and a M.D. from the University of Virginia.

Board of Directors

        The size of the board of directors is currently set at nine members. Each director serves until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. Messrs. Borisy, Aldrich and Goldfield and Drs. Cole, Fortune, Moller and Rudnick are elected to the board of directors pursuant to the terms of a voting agreement among the Company and certain of its stockholders. This voting agreement will be terminated upon the completion of this offering. There are no family relationships among any of the directors or executive officers. Subject to the terms of their employment agreements, our executive officers are elected by and serve at the discretion of the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to the affairs of the Company.

        Before we complete this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Drs. Moller, Fortune and Cole will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Messrs. Goldfield, Pops and Aldrich will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders. Mr. Borisy and Mr. Haydu will be in the class of directors whose term expires at the 2008 annual meeting of our stockholders. Dr. Rudnick intends to resign from the board of directors upon the consummation of this offering. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successor are elected and qualified.

Committees of the Board of Directors

        Prior to this offering, the board of directors had two committees, the audit committee and the compensation committee. Prior to the closing of this offering, the board of directors will establish an additional committee, the nominating and corporate governance committee. Upon the completion of this offering, each of these board committees will operate pursuant to a written charter. The board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

        The audit committee provides the board of directors with an independent review of our financial health and of the reliability of our financial controls and financial reporting systems. Following the completion of this offering, the audit committee will consist of Mr. Haydu (chairperson), Dr. Fortune and Mr. Goldfield. The audit committee reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs. The audit committee has sole and direct responsibility for appointing, evaluating and retaining our independent auditors, including overseeing their work, determining their fees and implementing an approval process for any non-audit services. We believe each member of our audit committee satisfies the requirements for membership established by the NASDAQ National Market and SEC. The board of directors has determined that Mr. Haydu is an audit committee financial expert and that he satisfies the independence requirements of the Securities Exchange Act.

Compensation Committee

        Our compensation committee determines salaries, incentives and other compensation for our directors and executive officers, including the Chief Executive Officer. The compensation committee also administers incentive compensation and employee benefit plans, including our 2000 Stock Plan and 2004 Incentive Plan. Following the completion of this offering, the compensation committee will consist of Mr. Pops (chairperson), Dr. Fortune and Dr. Moller. We believe each member of the compensation committee satisfies the requirements for membership established by the NASDAQ National Market.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. Following the completion of this offering, the nominating and corporate governance committee will be comprised of Mr. Aldrich (chairperson), Mr. Haydu and Dr. Cole. We believe each member of the nominating and corporate governance committee satisfies the requirements for membership established by the NASDAQ National Market.

Director Compensation

        We reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Directors who are also our employees receive no additional compensation for serving as directors. All of our non-employee directors are eligible to receive stock options under the Company's 2000 Stock Plan and 2004 Incentive Plan.

        Mr. Aldrich was entitled to receive $50,000 per year for his service as chairman of the board of directors and received $34,000 in the year ended December 31, 2003 for service as chairman. Mr. Aldrich resigned as the chairman of the board of directors effective November 12, 2004, but remains on the board of directors. On December 8, 2004, our board of directors approved the grant of options to purchase 28,571 shares of common stock at an exercise price of $0.88 per share to Mr. Haydu for his service on the board of directors, 25% of which will vest on August 19, 2005 and the remainder of which will vest in increments of 6.25% at the end of each three month period thereafter. On December 8, 2004, our board of directors approved the grant of options to purchase 43,428 shares of common stock at an exercise price of $0.88 per share to Mr. Pops in connection with his service on the board of directors, 14,142 of which were vested, 6,428 of which will vest in increments of 6.25% at the end of each three month anniversary of December 11, 2001, 5,714 of which will vest on November 30, 2005 and the remainder of which will vest in increments of 6.25% at the end of each three month period anniversary of November 30, 2004.

        Commencing in 2005 after the consummation of this offering, our non-employee directors will each receive $3,000 per quarter in director fees for their services as directors, plus $1,000 per board of directors or committee meeting attended. The chairperson of the audit committee will also receive $5,000 per year for his or her service. The chairpersons of the compensation committee and the nominating and governance committee each will receive $3,000 per year for his or her services. Non-employee directors will also receive options to purchase 22,857 shares of our common stock upon election to the board of directors and options to purchase 5,714 share of our common stock for service at each annual meeting.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been our employee.

Scientific Advisors

        Our scientific advisors advise us concerning long-term scientific planning, research, and development. These advisors also evaluate our research programs, recommend personnel to us, and advise us on technology matters.

        We pay our advisors a retainer, reimburse them for their expenses, and have granted them options to purchase common stock under our 2000 Stock Plan. We have also entered into consulting agreements with Dr. Stockwell, a member of our Scientific Advisory Board. Dr. Borisy is the father of our President and Chief Executive Officer, Alexis Borisy. Generally, the agreements are subject to termination by either party with advance notice. Members of our Scientific Advisory Board also enter into confidentiality, non-disclosure and proprietary rights agreements with us.

        All of the scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to CombinatoRx. Scientific advisors' other employment or commitments may conflict or compete with their obligations to us. Our current scientific advisors are:

Name	Professional Affiliation
Gary Borisy, Ph.D.	B. Arey Professor of Cell and Molecular Biology, Northwestern University Medical School
Michael A. Foley, Ph.D.	Vice President of Chemistry, Infinity Pharmaceuticals, Inc.
Todd Golub, M.D.	Director, Cancer Program, The Broad Institute of Harvard and MIT, and Charles A. Dana Investigator, Dana-Farber Cancer Institute
Joanna Horobin, M.D.	Chief Executive Officer, U3 Pharma
Joshua Lederberg, Ph.D.	Professor and President-Emeritus, The Rockefeller University
Brent R. Stockwell, Ph.D.	Assistant Professor, Department of Biological Sciences and Department of Chemistry, Columbia University

Clinical Advisors

        We seek advice from a number of professionals on clinical matters. All of our clinical advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to CombinatoRx. Clinical advisors' other employment or commitments may conflict or compete with their obligations to us. Our current clinical advisors are:

Name	Professional Affiliation
Immuno-Inflammatory:
Edward C. Keystone, M.D., FRCP(C)
Professor of Medicine at the University of Toronto, Associate Clinical Director of the Canadian Arthritis Network, Director of the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease, Director of The Division of Advanced Therapeutics in Arthritis at Mount Sinai Hospital, Consultant in Rheumatology at Mount Sinai Hospital/University Health Network
Michael Weinblatt, M.D.	Associate Director at the Center for Arthritis and Joint Diseases at Brigham and Women's Hospital and Professor of Medicine at Harvard Medical School
Daniel Furst, M.D.	Chair of Rheumatology at UCLA
Paul Emery, M.A., M.D., FRCP	Arc Professor of Rheumatology at the University of Leeds, UK
Frank Wollheim, M.D.	Emeritus Professor of Rheumatology at the University of Lund, Sweden
John Kirwan, M.D.	Professor of Rheumatology at the University of Bristol, UK
Dermatology:
Alice Gottlieb, M.D., Ph.D.	Director of Clinical Research center at Robert Wood Johnson Medical School
Oncology:
George Sledge Jr., M.D.	Professor of Medicine and Pathology at the Indiana University School of Medicine and Ballve-Lantero Professor of Oncology
Stan Kaye, M.D.	CRC Professor of Medical Oncology, Head of Section of Medicine and Head of Drug Development Unit at the Royal Marsden Hospital
Richard Schilsky, M.D.	Associate Dean for Clinical Research and Professor of Medicine of the Biological Sciences Division at the University of Chicago

Executive Compensation

Summary Compensation Table

        The following table summarizes the compensation paid to or earned during the fiscal years ended December 31, 2003 and December 31, 2004 for our Chief Executive Officer, our four most highly compensated executive officers as of the fiscal year ended December 31, 2004. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

	Annual Compensation								Long-Term Compensation
Name and Principal Position	Fiscal Year Ended	Salary ($)		Bonus ($)		Other Annual Compensation ($)			Securities Underlying Options (#)	All Other Compensation ($)(1)
Alexis Borisy President and Chief Executive Officer	2004 2003	$ $	260,277 234,000	$ $	42,500 25,000		— —		240,000 57,143	$ $	10,832 9,792
Jan Lessem, M.D., Ph.D. (2) Executive Vice President and Chief Medical Officer	2004 2003	$ $	296,441 95,833	$ $	40,000 27,000	$ $	55,004 50,000	(3) (4)	83,571 142,857	$ $	11,346 2,264
Peter Elliott, Ph.D. (5) Executive Vice President, Product Development	2004 2003	$ $	234,250 228,000	$ $	16,000 35,000		— —		94,286 28,571	$ $	9,099 8,052
Robert Forrester (6) Executive Vice President and Chief Financial Officer	2004 2003		$209,068 —		$16,500 —		— —		267,143 —		$7,752 —
Curtis Keith, Ph.D. Senior Vice President, Discovery	2004 2003	$ $	194,607 180,000	$ $	13,000 30,000		— —		124,285 22,857	$ $	7,947 7,273

(1)
Amount represents payment of group term life insurance premiums, or GTL, and matching contributions under our 401(k) plan for the year ended December 31, 2003 as follows:

Name	GTL	401(k) Match
A. Borisy	$432	$9,360
J. Lessem	$108	$2,156
P. Elliott	$432	$7,620
C. Keith	$502	$6,771

and for the year ended December 31, 2004 as follows:

Name	GTL	401(k) Match
A. Borisy	$432	$10,400
J. Lessem	$432	$10,912
P. Elliott	$432	$8,667
R. Forrester	$180	$7,572
C. Keith	$518	$7,428
(2)
Dr. Lessem commenced employment on September 1, 2003.

(3)
Amount represents $50,000 of a housing stipend and $5,003 of bonus related to the exercise of a vested option.

(4)
Amount represents compensation in the form of a housing stipend.

(5)
Dr. Elliott resigned effective August 19, 2005.

(6)
Mr. Forrester commenced employment on February 23, 2004.

Option Grants in Last Fiscal Year

        The following table contains certain information regarding options we granted to our named executive officers during the twelve months ended December 31, 2004.

		Percent of Total Options Granted to Employees in Fiscal Year (2)					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
Number of Securities Underlying Options Granted (1)
Name				Exercise Price ($/Share)		Expiration Date
							5%		10%
Alexis Borisy	42,857 197,143	3.2 14.8	% %	$ $	0.88 1.31	2/26/2014 12/8/2014	$ $	730,405 3,273,627	$ $	1,185,260 5,365,970
Jan Lessem, M.D., Ph.D	3,571 80,000	0.3 6.0	% %	$ $	0.88 1.31	2/26/2014 12/8/2014	$ $	60,860 1,328,427	$ $	98,760 2,177,493
Peter Elliott, Ph.D.(4)	42,857 51,249	3.2 3.8	% %	$ $	0.88 1.31	2/26/2014 12/8/2014	$ $	730,405 851,007	$ $	1,185,260 1,394,929
Robert Forrester	171,429 95,714	12.8 7.2	% %	$ $	0.88 1.31	2/26/2014 12/8/2014	$ $	2,921,637 1,589,364	$ $	4,741,069 2,605,207
Curtis Keith, Ph.D.	28,571 95,714	2.1 7.2	% %	$ $	0.88 1.31	2/26/2014 12/8/2014	$ $	486,931 1,589,364	$ $	790,164 2,605,207

(1)
Stock options granted to our named executive officers generally vest as to 25% of the shares on the first anniversary of the date of grant and an additional 6.25% of the shares vest at the end of each three month period thereafter.

(2)
Based on an aggregate of 1,335,335 shares subject to options granted to our employees in 2004, including the named executive officers.

(3)
The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised. If our common stock does not increase in value after the grant date of the options, the options are valueless.

(4)
Dr. Elliot resigned effective August 19, 2005.

Fiscal Year-End Option Values

        The following table sets forth information for the named executive officers concerning options outstanding at the end of our last fiscal year. None of the named executive officers acquired any shares upon the exercise of outstanding options during the fiscal year ended December 31, 2004.

Fiscal Year Ended December 31, 2004

Aggregated Option Exercises and Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2004
					Value of Unexercised In-The-Money Options at December 31, 2004(1)
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alexis Borisy	—	—	70,714	272,143	$716,155	$2,669,278
Jan Lessem, M.D., Ph.D.	31,000	$313,875	17,213	178,215	$174,282	$1,769,427
Peter Elliott, Ph.D.(2)	—	—	94,642	113,929	$958,640	$1,131,121
Curtis Keith, Ph.D.	—	—	105,892	146,964	$1,072,645	$1,446,239
Robert Forrester	—	—	—	267,143	—	$2,662,948

(1)
There was no public trading market for our common stock during the fiscal year ended December 31, 2004, so we have calculated the value realized and face value of unexercised in-the-money options at December 31, 2004 on the basis of an assumed fair market value of common stock equal to the assumed public offering price of $11.00 per share.

(2)
Dr. Elliot resigned effective August 19, 2005.

Employment Agreements

        Mr. Borisy is employed as our President and Chief Executive Officer pursuant to an employment agreement. Either Mr. Borisy or we may terminate his employment for any reason on a sixty days' notice. Under the employment agreement, Mr. Borisy is entitled to receive an annual base salary of $260,000, subject to increase from time to time by the board of directors. Mr. Borisy is also entitled to an annual bonus based on Mr. Borisy's and our performance against reasonably attainable goals determined by the board of directors in consultation with Mr. Borisy, with initial target bonus of 30% of the base salary. In addition, the board of directors may in its discretion make an annual grant of stock options to Mr. Borisy based on his performance and our performance against reasonably attainable goals. If we terminate Mr. Borisy without cause or if he terminates his employment for good reason, with cause and good reason defined in the employment agreement, he is entitled to a lump sum payment equal to six months of his then current base salary, six months of the premium cost of participation in our medical and dental plans, subject to applicable law and plan terms and accelerated vesting of 25% of his options, granted under this agreement or otherwise, which remain unvested on the date of termination for each year of Mr. Borisy's employment. In the event we terminate without cause or Mr. Borisy terminates for good cause within two years following a change of control, with change of control defined in the employment agreement, we are obligated to pay Mr. Borisy a lump sum payment equal to 24 months of his then current base salary and 24 months of the premium cost of participation in our medical and dental benefit plans, subject to applicable law and plan terms, and 100% of all unvested options granted under his employment agreement or otherwise must be accelerated and must fully vest. In the event of a change of control, we are also obligated to pay any excise tax imposed under Section 4999 of the Internal Revenue Code on Mr. Borisy's payments or benefits paid by us.

        Mr. Forrester is employed as our Chief Financial Officer pursuant to an employment agreement which is terminable by us or Mr. Forrester for any reason on a sixty days' notice. Under the employment agreement, Mr. Forrester is entitled to receive an annual base salary of $245,000, subject to further annual determination by the mutual agreement between Mr. Forrester and our President and Chief Executive Officer. Mr. Forrester is also entitled, upon the recommendation of our President and Chief Executive Officer to an annual performance-based bonus, either in cash or stock options, to be granted in our discretion, with the initial target bonus of 30% of the base salary. Under the agreement, we granted to Mr. Forrester an option to purchase up to 171,429 shares of our common stock at a price of $0.88 per share, with 25% of shares vesting in February 2005 and an additional 10,714 shares vesting each quarter after that. If we terminate Mr. Forrester's employment without cause or if Mr. Forrester terminates his employment for good reason, with cause and good reason defined in the employment agreement, he will be entitled to a lump sum payment equal to his base salary and the cost of fringe benefits for 12 months after the date of termination and accelerated vesting of 25% of shares which remain unvested at termination for each year of Mr. Forrester's employment. If during any portion of the 3 last months of the 12 month period after termination by us without cause or Mr. Forrester's termination for good reason Mr. Forrester is employed in a comparable full-time position with at least equal compensation, he is obligated to refund to us the severance pay for the portion of the three months that he is so employed. In the event of a change of control, with change of control defined in the employment agreement, we are obligated to pay Mr. Forrester twice his then base salary for 12 months in a lump sum at the closing of the change of control, except that we are obligated to pay once his then base salary for 12 months if a change of control occurs prior to the closing of our initial public offering and a transaction price from a change of control received by the venture capital investors is less than the amount they have invested plus 10%. If a change of control occurs, we are also obligated to accelerate vesting of all unvested stock options granted to Mr. Forrester and to pay any excise tax imposed under Section 4999 of the Internal Revenue Code on Mr. Forrester's payments or benefits paid by us.

        Dr. Lessem is employed as our Chief Medical Officer and Executive Vice President of Clinical Research pursuant to an employment agreement that terminates on August 31, 2006. Under the employment agreement, Dr. Lessem is entitled to receive an annual base salary of $296,125 for the year 2004, subject to further annual increase and determination by the mutual agreement between Dr. Lessem and our President and Chief Executive Officer. Dr. Lessem is also entitled, upon the recommendation of our President and Chief Executive Officer to an annual performance-based bonus, either in cash or stock options, to be granted in our discretion, of up to 30% of the then current base salary. Under the agreement, we granted to Dr. Lessem an option to purchase up to 142,857 shares of our common stock at a price of $0.88 per share, vesting on a quarterly basis over four years. Pursuant to the agreement, Dr. Lessem is entitled to an annual housing stipend of $50,000. Either we or Dr. Lessem may terminate his employment for any reason on a ninety days' notice. If we terminate Dr. Lessem's employment without cause, as defined in the employment agreement, he will be entitled to his base salary and the cost of fringe benefits for 6 months after the date of termination and accelerated vesting of 25% of the options granted under this agreement which remain unvested on the date of termination for each year of Dr. Lessem's employment. In the event of a change of control, with change of control defined in the employment agreement, Dr. Lessem is entitled to his then base salary for 18 months to be paid in the usual manner under the terms of the agreement and acceleration and full vesting of all unvested stock options granted to Dr. Lessem. The employment agreement provided for termination of Dr. Lessem's clinical advisor agreement and exercise and conversion to common stock of all vested options granted under the agreement at our cost and expense.

        Dr. Keith is employed as our Senior Vice President of Discovery pursuant to an employment agreement that terminates on July 1, 2006. Under the employment agreement, Dr. Keith is entitled to receive an annual base salary of $215,000, subject to increase from time to time by the board of directors in its discretion, and an annual bonus based on Dr. Keith's performance and our performance against reasonably attainable goals determined by the board of directors after consultation with Dr. Keith, with a target bonus of 30% of base salary. Under the agreement, the board of directors may also in its discretion annually grant stock options to Dr. Keith based on his performance and our performance against reasonably attainable goals. Either we or Dr. Keith may terminate the agreement upon a sixty days' notice. If we terminate Dr. Keith without cause, as defined in the employment agreement, he is entitled to a lump sum payment equal to his then current base salary for 6 months following the date of termination and accelerated vesting of 25% of his options granted under this agreement or otherwise which remain unvested on the date of termination for each year of Dr. Keith's employment. In the event of a termination without cause within two years following a change of control, with change of control defined in the employment agreement, we are obligated to pay Dr. Keith six months of his then current base salary, six months of the premium cost of participation in our medical and dental plans, subject to applicable law and plan terms, and 100% of all unvested options granted under his employment agreement or otherwise must be accelerated and must fully vest.

        The employment agreements with all of our named executive officers contain confidentiality and non-competition provisions.

        The Compensation Committee of the Board of Directors is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers and evaluating the Chief Executive Officer's and other executive officers' performance in light of those goals and objectives. Based on this evaluation, the Compensation Committee, either as a committee or together with the other independent directors of the Board, determines and approves the Chief Executive Officer's and other executive officers' compensation level. The Compensation Committee seeks to tie individual goals to the area of the executive officer's primary responsibility, and these goals may include the achievement of specific research and development, financial or business development goals. The Compensation Committee seeks to set Company performance goals that reach across all business areas and include achievements in research and development, finance/business development and corporate development. When determining bonus awards, the Compensation Committee assesses the executive officer's success in meeting his individual goals and his individual contribution to achieving the Company's goals.

Employee Benefit Plans

2000 Stock Option Plan

        We adopted our 2000 Stock Option Plan, or the 2000 plan, in October 2000 and have amended it in August, 2001, September, 2002 and December, 2004, in each case to increase the number of shares of common stock available thereunder. Our 2000 plan provides for the grant of either incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet the requirements of Section 422 to our employees, officers, directors, consultants and advisors. Currently, the law permits incentive stock options to be issued only to employees and allows for incentive stock options to be granted to employees holding more than 10% of all of our voting stock only if their exercise price is at least 110% of the fair market value of our common stock on the date of grant.

        We have reserved 3,028,571 shares of our common stock for issuance under the 2000 plan. Of that number, as of June 30, 2005, a total of 2,439,405 shares have been issued as past rewards or are reserved for issuance under outstanding awards, leaving 467,706 shares available for issuance for future grants, subject to adjustment to reflect stock splits and similar capital changes. No incentive stock options may be granted under the 2000 plan after July 6, 2010, but the vesting and effectiveness of incentive stock options previously granted may continue beyond that date. The 2000 plan will terminate with respect to all other stock options on the date on which all shares available for issuance under the 2000 plan have been issued pursuant to the exercise or cancellation of options.

        The board of directors selects the participants, establishes the price, terms and conditions of each option, issues shares upon option exercises and interprets option agreements. The board of directors may delegate any or all of its powers under the 2000 plan to one or more of its committees or subcommittees. The board of directors may at any time modify or amend the 2000 plan in any respect, except where stockholders' approval is required by law or where such termination or modification or amendment affects the rights of an optionee under a previously granted option and such optionee's consent has not been obtained.

        In the event of any consolidation, merger or sale of substantially all of our assets, the board of directors may, in its discretion, provide for outstanding options to be assumed or substituted for by the acquiring or succeeding entity, provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless previously exercised, or provide that immediately prior to such transaction, all unexercised options will become exercisable in full.

2004 Incentive Plan

        Our board of directors adopted on December 8, 2004, and our stockholders approved on December 8, 2004, our 2004 Incentive Plan, or 2004 plan, which will only go into effect upon completion of this offering. Our 2004 plan provides for the grant of incentive stock options, as defined under section 422 of the United States Internal Revenue Code, nonstatutory stock options, restricted and unrestricted stock awards, stock appreciation rights, cash awards, performance awards and stock units. Rewards under the 2004 plan may be granted to employees, directors, consultants and advisors. Under present law, however, only employees are eligible to receive incentive stock options.

        We have reserved 1,714,286 shares of common stock for issuance under the 2004 plan and no awards have been granted under this plan. The compensation committee of our board of directors administers the 2004 plan, although it may delegate certain of its duties, powers and responsibilities to one or more of its members or to one or more of our officers. Subject to any applicable limitations in the 2004 plan, our compensation committee, or if applicable, one or more of its members or executive officers to whom such authority has been delegated, selects the recipients of awards, establishes the numbers and types of awards to be granted and determines, modifies or waives the terms and conditions of the awards, the dates upon which such options become exercisable, the exercise price and the vesting schedule of the options. The plan administrator may amend the 2004 plan or any outstanding awards as permitted by law and may at any time terminate the 2004 plan as to any future grants of awards, subject to a participant's consent where alteration of the terms of the award adversely affects the participant's rights under such award unless the plan administrator so reserved such right at the time of the grant. No awards can be granted under the 2004 plan after December 8, 2014.

        In the event of any consolidation, merger, sale of substantially all of our assets or a dissolution or liquidation, the compensation committee may, in its discretion, and either at the time of grant or afterwards, provide for the manner in which an award may be affected by such transaction, including assumption of the award by the acquiring party, acceleration of any vesting or release of restrictions, termination of the award or otherwise.

401(k) Plan

        Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions to the 401(k) plan in an amount equal to the amount contributed by the employer, up to 4% of the employee's pay. We may make additional discretionary contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors.

RELATED PARTY TRANSACTIONS

        Since our incorporation on March 28, 2000, we have engaged in the following transactions with our directors, officers, and holders of more than five percent of our voting securities and their affiliates.

Stock Issuances

Issuance of Series E Preferred Stock

        On October 3, 2005, in exchange for $15.0 million and in connection with entering into a research and license agreement with Angiotech, we agreed to issue to Angiotech 1,363,636 shares of Series E preferred stock that automatically convert into 1,363,636 shares of our common stock upon the closing of this offering, assuming conversion at a conversion price equal to an initial public offering price of $11.00 per share. The shares of our common stock issued to Angiotech upon the automatic conversion of their shares of Series E preferred stock upon the closing of this offering may not be sold or transferred by Angiotech, subject to limited exceptions, until after the first anniversary of this offering.

Issuance of Series D Redeemable Convertible Preferred Stock

        On February 18, 2004 and March 19, 2004, we sold an aggregate of 8,292,699 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558 for an aggregate gross purchase price of approximately $31,975,000. Of these shares, an aggregate of 5,186,989 shares were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 5,186,989 shares are convertible into an aggregate of 2,963,994 shares of our common stock. All shares of our Series D redeemable convertible preferred stock will be automatically converted into an aggregate of 4,738,683 shares of our common stock upon the completion of this offering.

Name	Series D Preferred Stock	Purchase Price
Funds managed by Boston Millennia Partners (1)	2,593,496	$10,000,002
Funds managed by Global Life Science Ventures (2)	778,048	2,999,997
Funds managed by Flagship Ventures (3)	518,699	2,000,000
Funds managed by Canaan Partners (4)	453,861	1,749,997
BioVentures Investors Limited Partnership II (5)	389,024	1,499,999
Funds managed by TL Ventures (6)	259,349	999,998
Funds advised by Adams Street Partners, LLC (7)	194,512	749,999

TOTAL	5,186,989	$19,999,992

(1)
Consists of 11,087 shares held by Boston Millennia Associates II Partnership; 306,627 shares held by Boston Millennia Partners GmbH & Co. KG; 2,153,267 shares held by Boston Millennia Partners II Limited Partnership; 103,147 shares held by Boston Millennia Partners II-A Limited Partnership; and 19,368 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds. Funds managed by Boston Millennia Partners beneficially own more than five percent of our voting securities before this offering.

(2)
Consists of 437,652 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 340,396 shares held by The Global Life Science Ventures Fund II Limited Partnership. Funds managed by Global Life Science Ventures beneficially own more than five percent of our voting securities before this offering.

(3)
Consists of 29,566 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 489,133 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/ATGC Advisors Fund, L.P. Funds managed by Flagship Ventures beneficially own more than five percent of our voting securities before this offering.

(4)
Consists of 297,279 shares held by Canaan Equity II L.P.; 132,981 shares held by Canaan Equity II L.P. (QP); and 23,601 shares held by Canaan Equity II Entrepreneurs LLC. Funds managed by Canaan Partners beneficially own more than five percent of our voting securities before this offering.

(5)
Funds managed by BioVentures Investors beneficially own more than five percent of our voting securities before this offering.

(6)
Consists of 254,940 shares held by TL Ventures V L.P. and 4,409 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein. Funds managed by TL Ventures beneficially own more than five percent of our voting securities before this offering.

(7)
Funds advised by Adams Street Partners, LLC beneficially own more than five percent of our voting securities before this offering.

Issuance of Series C Redeemable Convertible Preferred Stock

        On September 10, 2002, we sold an aggregate of 10,746,666 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75 for an aggregate gross purchase price of approximately $40,300,000. Of these shares, an aggregate of 7,331,333 shares were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 7,331,333 shares are convertible into an aggregate of 4,189,333 shares of our common stock. All shares of our Series C redeemable convertible preferred stock will be automatically converted into an aggregate of 6,140,954 shares of our common stock upon the completion of this offering.

Name	Series C Preferred Stock	Purchase Price
Funds managed by Canaan Partners (1)	1,588,400	$5,956,500
Funds managed by TL Ventures (2)	1,333,333	4,999,999
Funds managed by Flagship Ventures (3)	1,200,000	4,500,000
Funds advised by Adams Street Partners, LLC	1,066,667	4,000,001
BioVentures Investors Limited Partnership II	800,000	3,000,000
Funds managed by Global Life Science Ventures (4)	800,000	3,000,000
Jacob Goldfield (5)	533,333	1,999,999
Dr. Seth Rudnick (6)	9,600	36,000

TOTAL	7,331,333	$27,492,499

(1)
Consists of 1,040,402 shares held by Canaan Equity II L.P.; 465,401 shares held by Canaan Equity II L.P. (QP); and 82,597 shares held by Canaan Equity II Entrepreneurs LLC.

(2)
Consists of 1,310,664 shares held by TL Ventures V L.P. and 22,669 shares held by TL Ventures V Interfund L.P. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(3)
Consists of 68,400 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 1,131,600 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P.

(4)
Consists of 450,000 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 350,000 shares held by The Global Life Science Ventures Fund II Limited Partnership.

(5)
Mr. Goldfield is one of our directors.

(6)
Dr. Rudnick is one of our directors.

Issuance of Series B Redeemable Convertible Preferred Stock

        On January 26, 2001 and August 15, 2001, we sold an aggregate of 3,364,250 (on a post-stock split basis) shares of our Series B redeemable convertible preferred stock at a price per share of $4.4978 (on a post-stock split basis) for an aggregate gross purchase price of approximately $15,132,000. Of these shares, an aggregate of 2,906,700 were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 2,906,700 shares are convertible into an aggregate of 1,849,186 shares of our common stock. All shares of our Series B redeemable convertible preferred stock will be automatically converted into an aggregate of 2,140,269 shares of our common stock upon the completion of this offering.

Name	Series B Preferred Stock	Purchase Price
Funds managed by TL Ventures (1)	1,333,950	$5,999,840
Funds managed by Canaan Partners (2)	1,110,300	4,993,907
BioVentures Investors Limited Partnership (3)	444,650	1,999,947
Jacob Goldfield (4)	11,100	49,926
Seth Rudnick (5)	6,700	30,135

TOTAL	2,906,700	$13,073,755

(1)
Consists of 1,311,300 shares held by TL Ventures V L.P. and 22,650 shares held by TL Ventures V Interfund L.P. This amount does not include 86,376 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment. TL Ventures V LLC is the general partner of TL Ventures V Management, L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund, L.P. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(2)
Consists of 727,200 shares held by Canaan Equity II L.P.; 325,350 shares held by Canaan Equity II L.P. (QP); and 57,750 shares held by Canaan Equity II Entrepreneurs LLC. This amount does not include 71,894 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(3)
This amount does not include 28,792 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(4)
This amount does not include 718 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

(5)
This amount does not include 434 shares of common stock issuable upon the conversion of the Series B preferred stock to common stock as the antidilution conversion adjustment.

Issuance of Series A Convertible Preferred Stock

        From May 12, 2000 through to January 24, 2001, we sold an aggregate of 503,400 (on a post-stock split basis) shares of our Series A convertible preferred stock at a price per share of $4.9662 (on a post-stock split basis) for an aggregate gross purchase price of approximately $2,500,000. Of these shares, an aggregate of 493,350 were sold to the directors, officers, and five percent stockholders and their affiliates set forth in the table below. These 493,350 shares are convertible into an aggregate of 339,816 shares of our common stock. All shares of our Series A convertible preferred stock will be automatically converted into an aggregate of 346,738 shares of our common stock upon the completion of this offering.

Name	Series A Preferred Stock	Purchase Price
Jacob Goldfield (1)	493,350	$2,450,075

(1)
This amount does not include 57,902 shares of common stock issuable upon the conversion of the Series A preferred stock to common stock as the antidilution conversion adjustment.

Registration Rights

        The holders of 13,366,644 shares of our common stock (on an as-converted basis) and holders of warrants to purchase up to 146,946 shares of common stock, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of various agreements between us and the holders of these shares and warrants. These holders include the following directors, officers, and holders of more than five percent of our voting securities and their affiliates:

Name of Holder	Number of Registrable Shares
Funds managed by Canaan Partners (1)	1,873,356
Funds managed by TL Ventures (2)	1,758,737
Funds managed by Boston Millennia Partners (3)	1,481,996
Funds managed by Flagship Ventures (4)	982,115
Funds managed by BioVentures Investors (5)	962,320
Funds managed by Global Life Science Ventures (6)	901,742
Funds advised by Adams Street Partners, LLC	720,674
Jacob Goldfield (7)	651,639
Dr. Seth Rudnick (8)	9,748

TOTAL	9,342,327

        In addition, we have agreed to file, on the request of BioMedical Sciences at any time after twelve months following the completion of this offering, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption of their preferred stock or convertible promissory notes in CombinatoRx Singapore. We have also agreed to file, upon the request of Angiotech made any time after the nine-month anniversary of the offering, a registration statement covering their resale of the shares of common stock issued to them upon the automatic conversion of their shares of our Series E preferred stock. We have also granted to Angiotech the right to participate in registrations of shares by us after the first anniversary and prior to the fourth anniversary of this offering.

(1)
Consists of 1,227,020 shares held by Canaan Equity II L.P.; 548,913 shares held by Canaan Equity II L.P. (QP); and 97,423 shares held by Canaan Equity II Entrepreneurs LLC. These amounts include an aggregate of 71,894 shares issuable to these persons upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(2)
Consists of 1,728,855 shares held by TL Ventures V L.P. and 29,882 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 86,376 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P.

(3)
Consists of 6,335 shares held by Boston Millennia Associates II Partnership; 175,215 shares held by Boston Millennia Partners GmbH & Co. KG; 1,230,438 shares held by Boston Millennia Partners

  II Limited Partnership; 58,941 shares held by Boston Millennia Partners II-A Limited Partnership; and 11,067 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds.

(4)
Consists of 55,981 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 926,134 shares held by Flagship/AGTC Advisors Fund, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P.

(5)
Consists of 282,877 shares held by BioVentures Investors Limited Partnership and 679,443 shares held by BioVentures Investors Limited Partnership II. This amount includes 28,792 shares issuable upon conversion of Series B convertible preferred stock as a result of antidilution adjustments.

(6)
Consists of 507,230 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 394,512 shares held by The Global Life Science Ventures Fund II Limited Partnership.

(7)
This amount includes 58,620 shares issuable upon the conversion of the Series A preferred stock and Series B preferred stock as a result of antidilution adjustments.

(8)
This amount includes 434 shares issuable upon the conversion of the Series B preferred stock as a result of antidilution adjustments.

Other Agreements with Stockholders

        We have entered into a research and license agreement with Angiotech, the holder of our outstanding Series E preferred stock. For a detailed description of this agreement, please see "Business—Collaborations—Angiotech Pharmaceuticals, Inc." on page 64 of this Prospectus.

        We have also entered into other agreements with certain of our stockholders, including the stockholders identified in the immediately preceding tables, pursuant to which such stockholders were granted a right of first offer in respect of the issuance by us of additional securities, a right of purchase and of co-sale in respect of the sale of our securities held by certain of our stockholders, and voting rights and restrictions regarding the election of our board of directors. Each of these agreements will terminate upon the consummation of this offering.

Employment Agreements

        We have entered into employment agreements with our executive officers. For a detailed description of these employment agreements, see "Management—Employment Agreements" on page 87 of this Prospectus.

Director and Executive Officer Compensation

        Please see "Management—Director Compensation" for a discussion of options granted and payments made to our non-employee directors. Please see "Management—Executive Compensation" and "Management—Option Grants in Last Fiscal Year" for additional information regarding compensation of our executive officers.

Other Agreements with Executive Officers, Directors and their Affiliates

        Other than those referred to above, the following agreements are in effect with our executive officers, directors, and their affiliates as of September 30, 2005:

Name of Officer, Directors, or Affiliate thereof	Name of Agreement
Alexis Borisy, President and Chief Executive Officer	•	Stock Option Agreements to purchase up to 342,857 shares of our common stock. (1)
Dr. Gary Borisy, father of Alexis Borisy	•	Scientific Advisory Board Member Confidentiality, Non-Disclosure and Proprietary Rights Agreement.
	•	Stock Option Agreement to purchase 7,143 shares of our common stock. (2)
Robert Forrester, Executive Vice President and Chief Financial Officer	•	Stock Option Agreements to purchase up to 267,143 shares of our common stock. (3)
Curtis T. Keith, Ph.D., Senior Vice President, Discovery	•	Stock Option Agreements to purchase up to 252,856 shares of our common stock. (4)
Jan Lessem, M.D., Ph.D., Executive Vice President and Chief Medical Officer	•	Stock Option Agreements to purchase up to 226,428 shares of our common stock. (5)
R. Eric McAllister, M.D. D. Phil, Senior Vice President, Clinical Development	•	Stock Option Agreements to purchase up to 60,000 shares of our common stock. (6)

(1)
Consists of 45,714 shares with an exercise price of $0.88 pursuant to an agreement dated March 1, 2002, 57,143 shares with an exercise price of $0.88 pursuant to an agreement dated June 27, 2003, 42,857 shares with an exercise price of $0.88 pursuant to an agreement dated February 24, 2004 and 197,143 shares with an exercise price of $1.31 pursuant to an agreement dated December 8, 2004.

(2)
Consists of 7,143 shares with an exercise price of $0.18 pursuant to an agreement dated May 3, 2001.

(3)
Consists of 171,429 shares with an exercise price of $0.88 pursuant to an agreement dated February 26, 2004 and 95,714 shares with an exercise price of $1.31 pursuant to an agreement dated December 8, 2004.

(4)
Consists of 45,714 shares with an exercise price of $0.88 pursuant to an agreement dated May 3, 2001, 5,714 shares with an exercise price of $0.88 pursuant to an agreement dated May 3, 2001, 54,286 shares with an exercise price of $0.88 pursuant to an agreement dated March 1, 2002, 22,857 shares with an exercise price of $0.88 pursuant to an agreement dated June 27, 2003, 28,571 shares with an exercise price of $0.88 pursuant to an agreement dated February 26, 2004 and 95,714 shares with an exercise price of $1.31 pursuant to an agreement dated December 8, 2004.

(5)
Consists of 142,857 shares with an exercise price of $0.88 pursuant to an agreement dated September 1, 2003, 3,571 shares with an exercise price of $0.88 pursuant to an agreement dated February 26, 2004 and 80,000 shares with an exercise price of $1.31 pursuant to an agreement dated December 8, 2004.

(6)
Consists of 57,143 shares with an exercise price of $0.88 pursuant to an agreement dated December 8, 2004 and 2,857 shares with an exercise price of $1.31 pursuant to an agreement dated December 8, 2004.

        Alexis Borisy and Curtis Keith each have entered into Founder's Agreements dated as of January 26, 2001 which provided us with an option, which expired on January 26, 2004, to repurchase unvested shares of common stock held by them if their employment with us is terminated. Under the agreements, Mr. Borisy and Dr. Keith also agreed that, for a period specified by us and an underwriter following the effective date of a registration statement for our common stock, they will not directly or indirectly sell, offer to sell, contract to sell, grant any options to purchase or otherwise transfer or dispose of any securities they hold. We also reimburse Dr. Gary Borisy's expenses in connection with his service as a Scientific Advisor.

PRINCIPAL STOCKHOLDERS

        The table below provides certain information about beneficial ownership of our stock as of September 30, 2005, and as adjusted to reflect the sale of 6,000,000 shares of common stock that we anticipate selling in connection with this offering. The table shows information for:

  •
  each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Except as otherwise noted, to our knowledge, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable.

        The "Percentage of Shares Beneficially Owned" column below is based on a total of 14,372,824 shares of common stock outstanding before the offering and 21,736,460 shares of common stock outstanding after the offering and gives effect to the conversion of 22,907,015 shares of our Series A, B, C and D preferred stock into 13,366,644 shares of common stock and the conversion of 1,363,636 shares of our Series E preferred stock we agreed to issue to Angiotech into an aggregate of 1,363,636 shares of our common stock, assuming a conversion price equal to an initial public offering price of $11.00 per share. For purposes of the table below, we treat shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after September 30, 2005 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other stockholder.

		Percentage of Shares Beneficially Owned
	Number of Shares of Common Stock Beneficially Owned Prior to Offering
Name and Address of Beneficial Owner**		Before Offering	After Offering
5% Stockholders
Funds managed by Canaan Partners (1)	1,873,356	11.40%	8.51%
Funds managed by TL Ventures (2)	1,758,737	11.18%	7.99%
Funds managed by Boston Millennia Partners (3)	1,481,996	9.42%	6.73%
Angiotech Pharmaceuticals, Inc. (4)	1,363,636	8.67%	6.19%
Funds managed by Flagship Ventures (5)	982,115	6.24%	4.46%
Funds managed by BioVentures Investors (6)	962,320	6.12%	4.37%
Funds managed by Global Life Science Ventures (7)	901,742	5.73%	4.09%
Funds advised by Adams Street Partners, LLC (8)	720,674	4.58%	3.27%
Directors and Named Executive Officers
Alexis Borisy (9)	372,320	2.35%	1.68%
Curtis Keith (10)	173,392	1.09%	*
Jan Lessem (11)	74,999	*	*
Robert Forrester (12)	75,000	*	*
Richard Aldrich (13)	70,714	*	*
Douglas Cole (14)	982,115	6.24%	4.46%
Patrick Fortune (15)	1,481,996	9.42%	6.73%
Jacob Goldfield	654,496	4.16%	2.97%
Frank Haydu (16)	8,928	*	*
Christopher Moller (17)	1,758,737	11.18%	7.99%
Richard Pops (18)	56,785	*	*
Seth Rudnick (19)	9,749	*	*
All current executive officers and directors as a group (12 persons) (20)	5,719,231	35.27%	25.42%

*
Indicates beneficial ownership of less than one percent.

**
The address of the directors and named executive officers is CombinatoRx, Incorporated, 650 Albany Street, Boston, MA 02118.

(1)
The address for Canaan Partners is 105 Rowayton Avenue, Rowayton, CT 06853. Consists of 1,227,020 shares held by Canaan Equity II L.P.; 548,913 shares held by Canaan Equity II L.P. (QP) and 97,423 shares held by Canaan Equity II Entrepreneurs LLC. These amounts include an aggregate of 71,894 shares issuable to these persons upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. John Balen, Jim Furnivall, Steve Green, Deepak Kamra, Gregory Kopchinsky, Guy Russo, Eric Young, Charmers Landing LLC, Stonehenge LLC and Waubeeka LLC are Managers of Canaan Equity Partners II LLC, the General Partner or Manager of these funds, which individuals may be deemed to have shared voting, investment and dispositive power with respect to these shares, but disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(2)
The address for TL Ventures is 700 Building, 435 Devon Park Drive, Wayne, PA 19087. Consists of 1,728,855 shares held by TL Ventures V L.P. and 29,882 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 86,376 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Safeguard Fund Management, Inc., Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino and Christopher Moller, one of our directors, are members of TL Ventures V LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC, Messrs. Keith, Anderson, DeNino and Moller disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein.

(3)
The address for Boston Millennia Partners is 30 Rowes Wharf, Boston, MA 02110. Consists of 6,335 shares held by Boston Millennia Associates II Partnership; 175,215 shares held by Boston Millennia Partners GmbH & Co. KG; 1,230,438 shares held by Boston Millennia Partners II Limited Partnership; 58,941 shares held by Boston Millennia Partners II-A Limited Partnership; and 11,067 shares held by Strategic Advisors Fund Limited Partnership. A. Dana Callow, Robert S. Sherman and Martin J. Hernon are general partners and Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, as sponsor of these investment funds. Messrs. Callow, Sherman and Hernon may be deemed to have shared voting, investment and dispositive power with respect to these shares. Messrs. Callow, Sherman, Hernon and Fortune disclaim beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of any pecuniary interest therein.

(4)
The address for Angiotech Pharmaceuticals, Inc. is 1618 Station Street, Vancouver, British Columbia, Canada. The shares of Series E preferred stock to be issued to Angiotech automatically convert into shares of our common stock upon the closing of this offering. If this offering is completed on or prior to March 31, 2006 at an initial public offering price greater than $9.00 per share, each share of Series E preferred stock will automatically convert into the number of shares of our common stock determined by dividing $11.00 by the initial public offering price of our common stock in this offering. If this offering is completed on or prior to March 31, 2006 at an initial public offering price equal to or below than $9.00 per share, each share of Series E preferred stock will automatically convert into the number of shares of our common stock determined by dividing $11.00 by the lesser of $9.00 and one hundred ten percent (110%) of the initial public offering price in this offering. If this offering is not completed on or prior to

  March 31, 2006, each share of Series E preferred stock will be convertible into one share of our common stock.

(5)
The address for Flagship Ventures is One Memorial Drive, Cambridge, MA 02142. Consists of 55,981 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 926,134 shares held by Flagship/AGTC Advisors Fund, L.P. Noubar B. Afeyan and Edwin M. Kania, Jr. are managing partners, and Douglas Cole, one of our directors, is a partner of Flagship Ventures, the manager of Flagship/Applied Genomic Technology Capital Fund, L.P. and Flagship/AGTC Advisors Fund, L.P. , which individuals may be deemed to have shared voting, investment and dispositive power with respect to these shares. Messrs. Afeyan, Kania and Cole disclaim beneficial ownership of the shares held by each of the Flagship Ventures funds, except to the extent of any pecuniary interest therein.

(6)
The address for BioVentures Investors is 245 First Street, 14th floor, Cambridge, MA 02142. Consists of 282,878 shares held by BioVentures Investments Limited partnership and 679,442 shares held by BioVentures Investors Limited Partnership II. These amounts include 28,792 shares issuable upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. Marc E. Goldberg and Peter Feinstein are Managing Directors of BioVentures Investors LLC, the General Partner of BioVentures Investors Limited Partnership and Marc E. Goldberg, Peter Feinstein and Walter Gilbert are Managing Directors of BioVentures Investors II, LLC, the General Partner of BioVentures Investors Limited Partnership II, which individuals may be deemed to have shared voting, investment and dispositive power with respect to these shares. Messrs. Goldberg, Feinstein and Gilbert disclaim beneficial ownership of all shares, except to the extent of any pecuniary interest therein.

(7)
The addresses for the Global Life Science Ventures Funds are Von-der-Tann, Strasse 3, D-80539 Munich, Germany for The Global Life Science Ventures Fonds II GmbH & Co. KG and Alexander House 13-15 Victoria Avenue, St. Peter Port—GY1 3ZD, Guernsey, British Isles for The Global Life Science Ventures Fund II Limited Partnership. Consists of 507,230 shares held by The Global Life Science Ventures Fonds II GmbH & Co. KG and 394,512 shares held by The Global Life Science Ventures Fund II Limited Partnership. Hans A. Küpper, Hanns-Peter Wiese and Philip W. Morgan are members of the Managing Boards of the GLSV Special Partner KG and The GLSV Special Partner LP, which individuals may be deemed to have shared voting, investment and dispositive power with respect to these shares. Messrs. Küpper, Wiese and Morgan disclaim beneficial ownership of all shares, except to the extent of any pecuniary interest therein.

(8)
The address for Adams Street Partners, LLC is One North Wacker Drive, Chicago, IL 60606. Adams Street Partners, LCC is the general partner of BVCF IV, L.P. T. Bondurant French, Michael J. Jacobs, Elisha P. Gould, Dennis P. McCrary and Hanneke Smits are members of the invention committee of Adams Street Partners, LLC, but these individuals disclaim beneficial ownership of all shares except to the extent of any pecuniary interest there in, which individuals may be deemed to have shared voting, investment and dispositive power with respect to these shares.

(9)
Consists of 271,429 shares of common stock and 100,891 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(10)
Consists of 42,857 shares of common stock and 130,535 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(11)
Consists of 39,000 shares of common stock and 35,999 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(12)
Consists of 75,000 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(13)
Consists of 70,714 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(14)
Consists of 55,981 shares held by Flagship/Applied Genomic Technology Capital Fund, L.P. and 926,134 shares held by Flagship/AGTC Advisors Funds, L.P. Douglas Cole, one of our directors, is a partner at Flagship Ventures and the manager at Flagship/Applied Genomic Technology Capital Fund, L.P. and at Flagship/AGTC Advisors Fund, L.P. Mr. Cole disclaims beneficial ownership of the shares held by each of the Flagship Ventures funds, except to the extent of his pecuniary interest therein.

(15)
Consists of 6,335 shares held by Boston Millennia Associates II Partnership; 175,215 shares held by Boston Millennia Partners GmbH & Co. KG; 1,230,438 shares held by Boston Millennia Partners II Limited Partnership; 58,941 shares held by Boston Millennia Partners II-A Limited Partnership; and 11,067 shares held by Strategic Advisors Fund Limited Partnership. Patrick Fortune, one of our directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds. Mr. Fortune disclaims beneficial ownership of the shares held by each of the Boston Millennia funds, except to the extent of his pecuniary interest therein.

(16)
Consists of 8,928 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(17)
Consists of 1,728,855 shares held by TL Ventures V L.P. and 29,882 shares held by TL Ventures V Interfund L.P. These amounts include an aggregate of 28,792 shares issuable to these funds upon conversion of Series B convertible preferred stock as a result of antidilution adjustments. TL Ventures V LLC is the general partner of TL Ventures V Management L.P., the general partner of TL Ventures V L.P. and TL Ventures V Interfund L.P. Christopher Moller, one of our directors, is a member of TL Ventures V LLC, and may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V L.P. and TL Ventures V Interfund L.P. TL Ventures V LLC and Dr. Moller disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(18)
Consists of 56,785 shares of common stock underlying options exercisable within 60 days of September 30, 2005.

(19)
Consists of 9,749 shares held by Dr. Rudnick. This amount includes 434 shares issuable to Dr. Rudnick upon conversion of Series B redeemable convertible preferred stock as a result of antidilution adjustments.

(20)
See footnotes 9-19 above.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BY-LAWS

        Our authorized capital stock currently consists of 30,373,908 shares of common stock, par value $0.001 per share, and 24,510,272 shares of preferred stock, $0.001 par value per share. Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. These totals give effect to the amendment and restatement of our Restated Certificate of Incorporation to delete references to the Series A, B, C and D convertible preferred stock.

        On September 30, 2005, the following numbers of shares of common and preferred stock were outstanding:

Common Stock	1,006,180 shares
Series A Convertible Preferred Stock	503,400 shares
Series B Redeemable Convertible Preferred Stock	3,364,250 shares
Series C Redeemable Convertible Preferred Stock	10,746,666 shares
Series D Redeemable Convertible Preferred Stock	8,292,699 shares

        All of the outstanding preferred stock will convert into 13,366,644 shares of common stock upon completion of this offering and the 1,363,636 share of Series E preferred stock held by Angiotech will automatically convert into an aggregate of 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share. Upon completion of this offering, we expect to have approximately 21,736,460 shares of common stock outstanding. As of September 30, 2005, we had approximately 60 stockholders.

        The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our fifth amended and restated certificate of incorporation and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and nonassessable.

Preferred Stock

        We are currently authorized to issue 24,510,272 shares of preferred stock. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of 14,730,280 shares of common stock, assuming the initial public offering price of $11.00 per share. Immediately after this conversion, the outstanding shares of preferred stock will be cancelled, and the total number of shares of preferred stock that we are authorized to issue will be reduced to 5,000,000 shares.

        Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

        We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

        On August 19, 2005, in connection with the formation of CombinatoRx Singapore, we issued to BioMedical Sciences a warrant exercisable after August 19, 2006 to purchase 25,000 shares of our common stock at a weighted average exercise price of $11.00 per share.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners IV, L.P. a warrant to purchase up to 87,530 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant is currently exercisable for 45,386 shares of our Series D redeemable convertible preferred stock, but if we were to draw down funds under the credit facility the warrant would automatically adjust to be exercisable for up to 42,144 additional shares of Series D redeemable convertible preferred stock at $3.8558 per additional share. The number of additional shares of Series D redeemable convertible preferred stock issuable upon exercise of the warrant equals 1.625% of each dollar borrowed under the credit facility, divided by $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Each share of Series D redeemable convertible preferred stock will convert into 0.57 share of common stock automatically upon the closing of this offering. Therefore, after the completion of this offering, this warrant will automatically become exercisable for a number of shares of our common stock equal to the number of shares of Series D redeemable convertible preferred stock for which it was exercisable, subject to adjustment as previously described. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners V, L.P. a warrant to purchase up to 87,530 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant is currently exercisable for 45,386 shares of our Series D redeemable convertible preferred stock, but if we were to draw down funds under the credit facility the warrant would automatically adjusts to be exercisable for up to 42,144 additional shares of Series D redeemable convertible preferred stock. The number of additional shares of Series D redeemable convertible preferred stock issuable upon exercise of the warrant equals 1.625% of each dollar borrowed under the credit facility, divided by $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Each share of Series D redeemable convertible preferred stock will convert into 0.57 share of common stock automatically upon the closing of this offering. Therefore, after the completion of this offering, this warrant will automatically become exercisable for a number of shares of our common stock equal to the number of shares of Series D redeemable convertible preferred stock for which it was exercisable, subject to adjustment as previously described. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 15, 2004, we issued to General Electric Capital Corporation a warrant to purchase up to 15,561 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for up to 8,892 of shares of our common stock at $6.75 per share of common stock. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 15, 2014.

        On November 4, 2003, we issued to Comerica Bank, now Comerica Incorporated, a warrant to purchase up to 14,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for 8,000 shares of our common stock at $6.56 per share of common stock. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on November 4, 2010.

        On September 10, 2002, we issued to Comerica Bank—California, now Comerica Incorporated, a warrant to purchase up to 35,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for 20,000 of shares of our common stock at $6.56 per share of common stock. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on September 9, 2009.

        On September 10, 2002, we issued to Rockport Venture Securities, LLC a warrant to purchase up to 73,143 shares of our common stock at a price per share of $6.56. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. The warrant has not been exercised and expires on September 9, 2007.

        On April 25, 2001, we issued to Silicon Valley Bank a warrant, subsequently assigned to Silicon Valley Bancshares, to purchase up to 15,750 shares of our Series B redeemable convertible preferred stock at a price per share of $4.4978. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for 10,019 shares of our common stock at $7.87 per share of common stock. This warrant may be exercised on a cash or cashless basis. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other security holders, the holder of this warrant shall be entitled to notice of that registration and to have included in such registration the shares of common stock issuable upon exercise of this warrant. This right, however, is subject to the right of the underwriters of a registered offering to limit the number of shares included in the offering. This provision has been waived in connection with this offering. In addition, the holder of this warrant may require us to file additional registration statements on Form S-3 for the sale of the shares of common stock issuable upon exercise of this warrant. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of securities to be registered. This warrant has not been exercised and expires on April 25, 2011.

Convertible Securities

        On August 30, 2005, in connection with the formation of CombinatoRx Singapore subsidiary, such subsidiary issued to BioMedical Sciences shares of convertible preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million. In addition, BioMedical Sciences agreed to provide additional funding through the purchase of additional convertible notes, provided our subsidiary achieves specified milestones. BioMedical Sciences has the option to convert the preferred stock into shares of our common stock on or after August 19, 2006. In addition, upon the proposed redemption of the preferred stock or the prepayment or repayment of the promissory notes, BioMedical Sciences may elect to receive in lieu of some or all of the cash otherwise payable to it, shares of our common stock. If the price of our common stock exceeds certain specified levels over 20 consecutive trading days, we may require BioMedical Sciences to convert its shares of preferred stock or the notes into shares of our common stock. For any conversion into or payment satisfied by the issuance of our common stock (other than in the case of default), the price of our common stock will be calculated at a premium to the weighted average of our stock price based on the trading price of our common stock over the 20 days after this offering or, for notes issued at least 21 days after this offering, based on the price of our common stock over the 20 trading days immediately prior to the time such notes are issued. If we or our subsidiary are in default at the time of any conversion, the premium will not apply. BioMedical Sciences may not convert its convertible preferred stock or convertible promissory notes to the extent that after such conversion it would own more than 19.9% of our common stock then outstanding.

Registration Rights

        The holders of the 13,366,644 shares of common stock to be issued upon conversion of all series of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock are entitled to demand that we register those shares known as registrable shares, under the Securities Act commencing six months after the closing of this offering. In addition, if we propose to register any more of our securities under the Securities Act after the closing of this offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for a demand registration and the right of the underwriters of a registered offering of CombinatoRx to limit the number of shares included in the offering. Holders of registrable shares can require us to file the registration at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect the registration. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after the first anniversary of the closing of this offering if they are not then able to sell all of their shares under Rule 144. Holders of these rights did not have the right to have their registrable shares registered under the Securities Act as part of this offering. The holders of warrants to purchase up to 146,946 shares of our common stock, assuming the exercise in full of such warrants, also hold registration rights on such shares. In addition, we have agreed to file, on the request of BioMedical Sciences at any time after twelve months following the completion of this offering, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption of their preferred stock or convertible promissory notes in CombinatoRx Singapore. We have also agreed to file, upon the request of Angiotech made any time after the nine-month anniversary of the offering, a registration statement covering the resale by them of the shares of common stock issued upon the automatic conversion of the Series E preferred stock. We have also granted Angiotech the right to participate in registrations of shares by us after the first anniversary and prior to the fourth anniversary of this offering.

Anti-Takeover provisions of our Delaware Certificate of Incorporation and By-laws

        In addition to the board of directors' ability to issue shares of preferred stock, upon completion of this offering, our certificate of incorporation and by-laws will contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

        Classified Board.    Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management—Board of Directors." Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

        Elimination of Stockholder Action Through Written Consent.    Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Elimination of the Ability to Call Special Meetings.    Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

        Advanced Notice Procedures for Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Amendments to the Certificate of Incorporation or By-laws.    Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by either a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments

Provisions of Delaware law governing business combinations

        Following the consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any "business combination" transactions with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

  •
  prior to such date, the board of directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with some of our current directors prior to the completion of this offering and expect to enter into a similar agreement with any new directors. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Limited.

NASDAQ National Market

        We have applied to list our common stock for quotation on the NASDAQ National Market under the symbol "CRXX."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the perception of those sales, could adversely affect prevailing market prices and could impair our ability to raise equity capital. Furthermore, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        After the closing of this offering, we will have outstanding an aggregate of 21,736,460 shares of our common stock, assuming that there are no exercises of currently outstanding warrants or options and that the underwriters do not exercise their over-allotment option. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable, unless those shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining 15,736,460 shares of common stock held by our existing stockholders are deemed "restricted securities" as that term is defined in Rule 144 under the Securities Act and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rules 144, 144(k) and 701 of the Securities Act, as described below. 15,648,152 of these shares are subject to the contractual lock up restrictions described below. Of those remaining securities:

  •
  approximately 75,160 shares which are not subject to the 180-day lock up period described below may be sold immediately after completion of this offering;

  •
  approximately 14.2 million additional shares may be sold upon expiration of the 180-day lock up period.

        The remaining shares will become eligible for sale from time to time thereafter.

Rule 144

        In general, unless subject to a contractual lock up restriction under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will be approximately 217,364 shares after this offering; or

  •
  the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that we have made current public information about ourselves available.

Rule 144(k)

        Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, unless subject to a contractual lock up restriction under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144, if:

  •
  the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

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  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate.

Rule 701

        In general, unless subject to a contractual lock up restriction under Rule 701 of the Securities Act, any of our employees, or individuals acting as a consultant or advisor to us and who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions contained in Rule 144, including the holding period.

Lock-Up Agreements

        Our directors, officers, stockholders, optionholders and warrant holders beneficially owning an aggregate of approximately 15,648,152 shares of our common stock prior to this offering, based on shares outstanding as of September 30, 2005 and after giving effect to the conversion of outstanding preferred stock into shares of common stock, options to purchase 2,317,979 shares of our common stock and warrants to purchase 245,089 shares of our common stock have entered into lock-up agreements. Pursuant to these agreements, such holders agree not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock for a period of 180 days after the date of this prospectus. Transfers or dispositions by such holders can be made sooner, provided that in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement:

  •
  with the prior consent of SG Cowen & Co., LLC;

  •
  as a bona fide gift or gifts;

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  to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; or

  •
  by will or intestacy to the holder's legal representative, heir or immediate family.

Holders that are not directors or officers, and are institutional investors, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or provided that each transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder's partners, members or stockholders.

Registration Rights

        Upon completion of this offering, based upon holdings as of September 30, 2005, the holders of 13,366,644 shares of our common stock have rights to participate in the registration of shares under the Securities Act and six months after the effective date of this registration statement, such holders may require the registration of those shares under the Securities Act. Based upon holdings as of September 30, 2005, the holders of warrants to purchase up to 146,946 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. In addition, we have agreed to file, on the request of BioMedical Sciences at any time after twelve months following the completion of this offering, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption of their preferred stock or convertible promissory notes in CombinatoRx Singapore or their warrant to purchase 25,000 shares of our common stock. We have also agreed to file, upon the request of Angiotech made any time after the nine-month anniversary of the offering, a registration statement covering the resale by them of the shares of common stock issued upon the automatic conversion of the Series E preferred stock which will be issued to Angiotech. We have also granted Angiotech the right to participate in registrations of shares by us after the first anniversary and prior to the fourth anniversary of this offering. Please see "Description of Capital Stock, Certificate of Incorporation and By-laws—Registration Rights" for a detailed description of these registration rights.

Stock Options

        As of September 30, 2005, options to purchase 2,690,355 shares of our common stock with a weighted average exercise price of $1.03 per share were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. 90 days after the date of this prospectus, we plan to file registration statements under the Securities Act to register approximately 4,742,857 shares of common stock issuable under our 2000 Stock Option Plan and 2004 Incentive Plan. Those registrations are expected to become effective upon filing with the SEC. Accordingly, common stock registered under those registration statements will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 described above.

Warrants

        As of September 30, 2005, warrants to purchase 245,089 shares of our common stock with a weighted average exercise price of $7.12 per share were outstanding or contingently issuable. Upon completion of this offering, there will be warrants outstanding to purchase 245,089 shares of common stock at an average exercise price of $7.12 per share. Any shares purchased pursuant to the "cashless exercise" feature of these outstanding and currently exercisable warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party.

Convertible Securities

        On October 3, 2005, in exchange for $15.0 million and in connection with the research and license agreement with Angiotech, we will issue to Angiotech 1,363,636 shares of Series E preferred stock which shares automatically convert into 1,363,636 shares of our common stock upon the closing of this offering, assuming a conversion price equal to an initial public offering price of $11.00 per share. The shares of our common stock issued upon the automatic conversion of Angiotech's shares of our Series E preferred stock upon the closing of this offering may not be sold or transferred by Angiotech, subject to limited exceptions, until after the first anniversary of the offering.

        On August 30, 2005, in connection with our formation of CombinatoRx Singapore, our subsidiary issued to BioMedical Sciences convertible preferred stock with an initial liquidation preference of $2.5 million and convertible promissory notes with a principal amount of $5.5 million. On or after August 19, 2006, BioMedical Sciences has the option to convert the preferred stock into shares of our common stock. In addition, upon the proposed redemption of the preferred stock or the prepayment or repayment of the promissory notes, BioMedical Sciences may elect to receive in lieu of some or all of the cash otherwise payable to it, shares of our common stock. If the price of our common stock exceeds certain specified levels over 20 consecutive trading days, we may require BioMedical Sciences to convert its shares of preferred stock or the notes into shares of our common stock. For any conversion into or payment satisfied by the issuance of our common stock (other than in the case of default), the price of our common stock will be calculated at a premium to the weighted average of our stock price based on the trading price of our common stock over the 20 days after this offering or, for notes issued at least 21 days after this offering, based on the price of our common stock over the 20 trading days immediately prior to the time such notes are issued. If we or our subsidiary are in default at the time of any conversion, the premium will not apply. BioMedical Sciences may not convert into more than 19.9% of our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. A "non-U.S. holder" means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation, partnership, or any other organization taxable for U.S. federal income tax purposes as a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

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  an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source, or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a U.S. person.

        This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

        This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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  banks, insurance companies, or other financial institutions;

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  tax-exempt organizations;

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  controlled foreign corporations or passive foreign investment companies;

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  brokers or dealers in securities or currencies;

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  pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

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  regulated investment companies;

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  pension plans;

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  owners of more than 5% of our common stock;

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  persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain U.S. expatriates.

        In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly,

partnerships that are prospective investors in our common stock, and partners in such partnerships, should consult their tax advisors.

        There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

        We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale or Other Disposition of Our Common Stock."

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

        Dividends that are treated as "effectively connected" with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as "United States trade or business income," are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and other requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale or Other Disposition of Our Common Stock

        In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

  •
  the gain is United States trade or business income, in which case such holder (i) will be subject to tax on the net gain derived from the sale or disposition under the graduated United States federal income tax rates applicable to United States persons and (ii) if a corporation, may be subject to the branch profits tax, both as described above in "Distributions on Our Common Stock;"

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements in which case the holder will be subject to a flat 30% tax on the amount by which the gain derived from the sale, and certain other United States source capital gains realized during such year exceed certain United States source capital losses realized during such year; or

  •
  certain rules (described below) relating to "United States real property holding corporation" status apply to such sale or other disposition.

        Gain recognized on a sale or other disposition of our common stock may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if (1) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and (2) we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

United States Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

        We must report to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from United States backup withholding.

        Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen & Co., LLC
Pacific Growth Equities, LLC
Lazard Capital Markets LLC
A.G. Edwards & Sons, Inc.

Total	6,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $            per share. Securities dealers may reallow a concession not in excess of $            per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of our common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts

Proceeds, before expenses, to us	$	$	$

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                        .

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        Our directors and officers, all of our stockholders and warrantholders and substantially all of our optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. So long as the transferee agrees to be bound by the terms of the lock-up agreement, transfers or dispositions by such holders can be made sooner, as a bona fide gift; to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; by will or intestacy to the holder's legal representative, heir or immediate family; or with the prior consent of SG Cowen & Co., LLC. In addition, holders that are not directors or officers, and are institutional investors, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or, provided that the transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder's partners, members or stockholders. SG Cowen & Co., LLC, on behalf of the underwriters, may, in its sole discretion, at any time, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement, with certain limited exceptions, with the underwriters. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchase of shares of our common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

        Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus for us. Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The financial statements of CombinatoRx, Incorporated at December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The financial statements of CombinatoRx, Incorporated, or the Company, for the period from March 28, 2000 until December 31, 2000 and for the fiscal years ended December 31, 2001 and 2002 were previously audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. On December 11, 2003, the Company dismissed PricewaterhouseCoopers LLP and appointed Ernst & Young LLP to audit our financial statements for the period from March 28, 2000 until December 31, 2000 and for the years ended December 31, 2001, 2002 and 2003. The Company's board of directors and audit committee approved the dismissal of PricewaterhouseCoopers LLP and appointment of Ernst & Young LLP as its independent registered public accounting firm.

        The reports of PricewaterhouseCoopers LLP on the Company's financial statements for the years ended December 31, 2001 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2001 and 2002, and through December 11, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years. During the years ended December 31, 2001 and 2002 and through December 11, 2003, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

        On December 11, 2003, the Company engaged Ernst & Young LLP as its new independent auditor. The Company's audit committee and board of directors have approved this action. During the years ended December 31, 2001 and 2002, respectively, and through December 11, 2003, neither the Company nor any person on the Company's behalf has consulted with Ernst & Young LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements and the Company was not provided with a written report or oral advice by Ernst & Young LLP that was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue.

        The Company delivered a copy of this disclosure to PricewaterhouseCoopers LLP on December 9, 2004. Concurrently therewith, the Company requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding PricewaterhouseCoopers LLP. Attached to this Form S-1 as Exhibit 16.1 is a copy of the letter of PricewaterhouseCoopers LLP to the SEC dated December 10, 2004.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or other documents. When we complete this offering, we will be required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.combinatorx.com as soon as reasonably practicable after filing such documents with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ National Market. For further information on obtaining copies of our public filings at the NASDAQ National Market, you should call (212) 656-5060.

CombinatoRx, Incorporated
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2003 and 2004, and June 30, 2005 (unaudited) and June 30, 2005 (pro forma, unaudited)	F-3
Statements of Operations for each of the three years in the period ended December 31, 2004, the six months ended June 30, 2004 and 2005 (unaudited) and the period from March 28, 2000 (date of inception) through June 30, 2005 (unaudited)	F-4
Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit for the three years in the period ended December 31, 2004 and the six months ended June 30, 2005 (unaudited) and June 30, 2005 (pro forma, unaudited) and the period from March 28, 2000 (date of inception) through June 30, 2005 (unaudited)	F-5
Statements of Cash Flows for each of the three years in the period ended December 31, 2004, the six months ended June 30, 2004 and 2005 (unaudited) and the period from March 28, 2000 (date of inception) through June 30, 2005 (unaudited)	F-7
Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CombinatoRx, Incorporated

        We have audited the accompanying balance sheets of CombinatoRx, Incorporated (a development stage company) as of December 31, 2003 and 2004, and the related statements of operations, convertible preferred stock, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CombinatoRx, Incorporated at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
Boston, Massachusetts January 11, 2005, except for Note 14, as to which the date is February 11, 2005

CombinatoRx, Incorporated
(A Development Stage Company)

Balance Sheets

(in thousands, except per share amounts)

	As of December 31,		As of June 30, 2005
	2003	2004	Actual	Pro Forma
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,618	$2,156	$1,245	$1,245
Restricted cash	100	53	53	53
Short-term investments	3,293	32,959	22,180	22,180
Accounts receivable	—	—	650	650
Prepaid expenses and other current assets	179	598	475	475

Total current assets	21,190	35,766	24,603	24,603
Restricted cash	200	147	147	147
Property and equipment, net	3,196	2,294	1,822	1,822
Other assets	—	1,188	442	442

Total assets	$24,586	$39,395	$27,014	$27,014

Liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$965	$1,701	$1,625	$1,625
Accrued expenses	551	1,406	1,762	1,762
Deferred revenue	—	66	10	10
Current portion of notes payable, net of discount	1,458	918	1,002	1,002

Total current liabilities	2,974	4,091	4,399	4,399
Notes payable, net of current portion and discount	560	1,729	1,355	1,355
Deferred revenue, net of current portion	—	—	500	500
Commitments (Note 12)
Convertible preferred stock and redeemable convertible preferred stock, at liquidation value	65,230	103,843	107,339	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value; 20,000, shares authorized at December 31, 2003, and 32,000 shares authorized at December 31, 2004 and June 30, 2005 (actual) and (pro forma); 861, 907, 993 and 14,360 shares issued and outstanding at December 31, 2003 and 2004, and June 30, 2005 (actual) and June 30, 2005 (pro forma), respectively	1	1	1	14
Additional paid-in capital	—	12,352	9,211	116,537
Deferred compensation	(734)	(13,918)	(12,345)	(12,345)
Accumulated other comprehensive loss	—	(45)	(30)	(30)
Deficit accumulated during the development stage	(43,445)	(68,658)	(83,416)	(83,416)

Stockholders' (deficit) equity	(44,178)	(70,268)	(86,579)	20,760

Total liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' (deficit) equity	$24,586	$39,395	$27,014	$27,014

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Operations

(in thousands, except share and per share amounts)

	Year ended December 31,			Six months ended June 30,		For the period from March 28, 2000 (date of inception) through June 30, 2005
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
Revenue:
Collaborations	$—	$—	$178	$—	$743	$921
Operating expenses:
Research and development (1)	$9,871	$12,145	$15,896	$7,259	$10,240	$52,578
General and administrative (1)	3,640	4,501	6,757	3,215	5,443	22,502

Total operating expenses	13,511	16,646	22,653	10,474	15,683	75,080
Loss from operations	(13,511)	(16,646)	(22,475)	(10,474)	(14,940)	(74,159)
Interest income	296	499	620	204	356	2,046
Interest expense	(356)	(176)	(403)	(100)	(174)	(1,193)

Net loss	(13,571)	(16,323)	(22,258)	(10,370)	(14,758)	(73,306)

Accretion of preferred stock dividends	2,200	4,434	6,638	3,066	3,496	17,432

Net loss applicable to common stockholders	$(15,771)	$(20,757)	$(28,896)	$(13,436)	$(18,254)	$(90,738)

Net loss per share applicable to common stockholders—basic and diluted	$(18.34)	$(24.13)	$(33.23)	$(15.57)	$(19.87)	$(104.61)

Weighted average number of common shares used in net loss per share calculation—basic and diluted	860,001	860,166	869,581	863,211	918,604	867,383

Unaudited
Pro forma net loss per share—basic and diluted			$(1.64)		$(1.03)

Shares used in computing pro forma net loss per share—basic and diluted			13,578,316		14,285,248

(1) Amounts include stock-based compensation expense, as follows:
Research and development	$—	$75	$410	$152	$941	$1,426
General and administrative	12	31	1,951	741	912	2,916

Total stock-based compensation expense	$12	$106	$2,361	$893	$1,853	$4,342

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit
(in thousands, except share and per share amounts)

	Convertible Preferred Stock and Redeemable Convertible Preferred Stock
			Common Stock					Deficit Accumulated During The Development Stage
							Accumulated Other Comprehensive Income
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Deferred Compensation			Total
Issuance of common stock to founders	—	$—	860,001	$1	$(1)	$—	$—	$—	$—
Issuance of Series A convertible preferred stock, net of issuance costs of $14	427,950	2,125	—	—	—	—	—	(14)	(14)
Issuance of warrants	—	—	—	—	10	—	—	—	10
Issuance of stock options to nonemployees	—	—	—	—	9	(9)	—	—	—
Amortization of deferred compensation associated with issuance of stock options	—	—	—	—	—	1	—	—	1
Net loss	—	—	—	—	—	—	—	(833)	(833)

Balance at December 31, 2000	427,950	2,125	860,001	1	18	(8)	—	(847)	(836)
Issuance of Series A convertible preferred stock	75,450	375	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $49	3,364,250	15,132	—	—	(18)	—	—	(31)	(49)
Issuance of warrants for Series B redeemable convertible preferred stock in exchange for services	—	—	—	—	69	—	—	—	69
Issuance of stock options to nonemployees	—	—	—	—	35	(35)	—	—	—
Amortization of deferred compensation associated with issuance of stock options	—	—	—	—	—	9	—	—	9
Accretion of dividends on redeemable convertible preferred stock	—	664	—	—	(104)	—	—	(560)	(664)
Net loss	—	—	—	—	—	—	—	(5,563)	(5,563)

Balance at December 31, 2001	3,867,650	18,296	860,001	1	—	(34)	—	(7,001)	(7,034)
Net loss	—	—	—	—	—	—	—	(13,571)	(13,571)
Unrealized loss on investments	—	—	—	—	—	—	(57)	—	(57)

Comprehensive loss	—	—	—	—	—	—	—	—	$(13,628)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $940	10,746,666	40,300	—	—	38	—	—	(940)	(902)
Issuance of warrants in connection with debt issuance	—	—	—	—	125	—	—	—	125
Amortization of deferred compensation associated with issuance of stock options	—	—	—	—	—	12	—	—	12
Accretion of dividends on redeemable convertible preferred stock	—	2,200	—	—	(163)	—	—	(2,037)	(2,200)

Balance at December 31, 2002	14,614,316	$60,796	860,001	$1	$—	$(22)	$(57)	$(23,549)	$(23,627)

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit (Continued)
(in thousands, except share and per share amounts)

	Convertible Preferred Stock and Redeemable Convertible Preferred Stock
			Common Stock					Deficit Accumulated During The Development Stage
							Accumulated Other Comprehensive Income
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Deferred Compensation			Total
Balance at December 31, 2002	14,614,316	$60,796	860,001	$1	$—	$(22)	$(57)	$(23,549)	$(23,627)
Net loss	—	—	—	—	—	—	—	(16,323)	(16,323)
Reclassification of unrealized loss	—	—	—	—	—	—	57	—	57

Comprehensive loss	—	—	—	—	—	—	—	—	$(16,266)
Exercise of stock options	—	—	910	—	—	—	—	—	—
Issuance of warrants in connection with debt issuance	—	—	—	—	44	—	—	—	44
Issuance of stock options to nonemployees	—	—	—	—	22	(22)	—	—	—
Deferred stock-based compensation	—	—	—	—	796	(796)	—	—	—
Amortization of deferred compensation associated with issuance of stock options	—	—	—	—	—	106	—	—	106
Accretion of dividends on redeemable convertible preferred stock	—	4,434	—	—	(862)	—	—	(3,573)	(4,435)

Balance at December 31, 2003	14,614,316	65,230	860,911	1	—	(734)	—	(43,445)	(44,178)
Net loss	—	—	—	—	—	—	—	(22,258)	(22,258)
Unrealized loss on investments	—	—	—	—	—	—	(45)	—	(45)

Comprehensive loss	—	—	—	—	—	—	—	—	$(22,303)
Exercise of stock options	—	—	34,390	—	30	—	—	—	30
Exercise of warrants	—	—	11,571	—	—	—	—	—	—
Issuance of warrants in connection with debt issuances	—	—	—	—	590	—	—	—	590
Issuance of stock options to nonemployees	—	—	—	—	454	—	—	—	454
Remeasurement of stock options to nonemployees	—	—	—	—	534	(26)	—	—	508
Deferred stock-based compensation	—	—	—	—	13,821	(13,821)	—	—	—
Amortization of deferred compensation associated with issuance of stock options	—	—	—	—	—	752	—	—	752
Stock-based compensation expense in connection with stock option modifications	—	—	—	—	736	(89)	—	—	647
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $130	8,292,699	31,975	—	—	—	—	—	(130)	(130)
Accretion of dividends on redeemable convertible preferred stock	—	6,638	—	—	(3,813)	—	—	(2,825)	(6,638)

Balance at December 31, 2004	22,907,015	103,843	906,872	1	12,352	(13,918)	(45)	(68,658)	(70,268)
Net loss (unaudited)	—	—	—	—	—	—	—	(14,758)	(14,758)
Unrealized gain on investments (unaudited)	—	—	—	—	—	—	15	—	15

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	$(14,743)
Exercise of stock options (unaudited)	—	—	86,160	—	75	—	—	—	75
Write-off of deferred compensation for terminated employees (unaudited)	—	—	—	—	280	(280)	—	—	—
Amortization of deferred compensation associated with issuance of stock options (unaudited)	—	—	—	—	—	1,809	—	—	1,809
Amortization of stock-based compensation expense in connection with prior stock option modification (unaudited)	—	—	—	—	—	18	—	—	18
Stock-based compensation related to non-employee stock options (unaudited)	—	—	—	—	—	26	—	—	26
Accretion of dividends on redeemable convertible preferred stock (unaudited)	—	3,496	—	—	(3,496)	—	—	—	(3,496)

Balance at June 30, 2005 (unaudited)	22,907,015	107,339	993,032	1	9,211	(12,345)	(30)	(83,416)	(86,579)
Conversion of convertible and redeemable convertible preferred stock into common stock (unaudited)	(22,907,015)	(107,339)	13,366,644	13	107,326	—	—	—	107,339

Pro Forma, June 30, 2005 (unaudited)	—	$—	14,359,676	$14	$116,537	$(12,345)	$(30)	$(83,416)	$20,760

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Statements of Cash Flows

(in thousands)

				Six Months Ended June 30,		For the period from March 28, 2000 (date of inception) through June 30, 2005
	Year ended December 31,
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
Operating activities
Net loss	$(13,571)	$(16,323)	$(22,258)	$(10,370)	$(14,758)	$(73,306)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	798	1,096	1,240	593	563	4,067
Noncash interest expense	25	43	146	30	59	323
Stock-based compensation expense	12	106	2,361	893	1,853	4,342
Realized gain on short-term investments	—	57	—	—	16	73
Other noncash items	—	—	—	—	—	10
Changes in assets and liabilities:
Increase in accounts receivable	—	—	—	—	(650)	(650)
(Increase) decrease in prepaid expenses and other assets	98	68	(1,117)	10	821	(475)
Increase (decrease) in accounts payable	(446)	600	736	(189)	(76)	1,625
Increase (decrease) in accrued expenses	(26)	260	855	357	356	1,762
Increase in deferred revenue	—	—	66	—	444	510

Net cash used in operating activities	(13,110)	(14,093)	(17,971)	(8,676)	(11,372)	(61,719)
Investing activities
Purchases of property and equipment	(1,638)	(1,013)	(338)	(213)	(91)	(5,883)
Purchases of short-term investments	(24,664)	(10,293)	(69,078)	(32,293)	(40,099)	(144,077)
Sales / Maturities of short-term investments	—	31,607	39,367	3,293	50,878	121,795
(Increase) decrease in restricted cash	335	100	100	(48)	—	(200)

Net cash (used in) provided by investing activities	(25,967)	20,401	(29,949)	(29,261)	10,688	(28,365)
Financing activities
Proceeds from issuance of convertible preferred stock and redeemable convertible preferred stock, net of issuance costs	39,398	—	31,845	31,845	—	88,812
Proceeds from exercise of stock options	—	—	30	3	75	105
Proceeds from notes payable	2,495	1,500	3,295	295	159	9,449
Repayment of notes payable	(2,433)	(1,374)	(2,712)	(852)	(461)	(7,037)

Net cash provided by financing activities	39,460	126	32,458	31,291	(227)	91,329

Net increase (decrease) in cash and cash equivalents	383	6,434	(15,462)	(6,646)	(911)	1,245
Cash and cash equivalents at beginning of the period	10,801	11,184	17,618	17,618	2,156	—

Cash and cash equivalents at end of the period	$11,184	$17,618	$2,156	$10,972	$1,245	$1,245

Supplemental disclosure of cash flow information
Cash paid for interest	$262	$45	$238	$70	$105	$668

Supplemental disclosure of noncash investing and financing activities
Write-off of deferred compensation for terminated employees	$—	$—	$—	$—	$280	$280

Deferred compensation associated with stock option grants to nonemployees	$—	$22	$115	$—	$—	$181

Deferred compensation associated with stock option grants to employees	$—	$796	$13,821	$1,011	$—	$14,617

Issuance of warrants in exchange for legal services	$—	$—	$—	$—	$—	$10

Issuance of warrants in connection with debt issuances	$125	$44	$590	$—	$—	$828

Issuance of warrants in connection with equity financing	$38	$—	$—	$—	$—	$38

See accompanying notes.

CombinatoRx, Incorporated
(A Development Stage Company)

Notes to Financial Statements

(in thousands, except share and per share amounts)

(Including Data Applicable to Unaudited Periods)

1. Nature of the Business

        CombinatoRx, Incorporated (the Company) was formed as a Delaware corporation on March 28, 2000. The Company is a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs. To date, the Company has devoted substantially all of its resources to the development of its drug discovery technology and the research and development of its drug candidates, including conducting preclinical and clinical trials and seeking protection for its technology and product candidates. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises and the accompanying financial statements represent those of a development stage company. The Company operates in a single segment with operations in Boston, Massachusetts.

        CombinatoRx is subject to risks common to companies in the life science industry. The Company has not received regulatory approval for, or generated revenues from, any of its product candidates. All of its current product candidates are in preclinical or clinical development. If it does not successfully commercialize any of its product candidates, it will be unable to generate product revenue or achieve profitability. As of December 31, 2004 and June 30, 2005, the Company had an accumulated deficit of $68.7 million and $83.4 million, respectively. It expects to continue to incur increasing losses over the next several years and may never be profitable.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

        The accompanying interim balance sheet as of June 30, 2005, the statements of operations and cash flows for the six months ended June 30, 2004 and 2005, and the statements of convertible preferred stock, redeemable convertible preferred stock and stockholders' deficit for the six months ended June 30, 2005 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position, results of operations and its cash flows for the six months ended June 30, 2004 and 2005. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of convertible preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit) as of June 30, 2005 reflect the automatic conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into 13,366,644 shares of common stock based on the shares of convertible preferred stock and redeemable convertible preferred stock outstanding at June 30, 2005. In addition, at June 30, 2005, the Company has outstanding warrants to purchase 73,143 shares, 15,750 shares, 49,000 shares and 106,333 shares of common stock, Series B, C and D redeemable convertible preferred stock, respectively, which will convert into warrants to purchase 73,143 shares, 10,019 shares, 28,000 shares and 60,762 shares of common stock, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development

        Research and development costs include all direct costs, including salaries, stock-based compensation and benefits for research and development personnel, outside consultants, costs of clinical trials, other outside costs and overhead related to the development of drug candidates. These costs have been charged to research and development expense as incurred.

Comprehensive Loss

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners.

        Comprehensive loss consists of the following:

						For the period from March 28, 2000 (date of inception) through June 30, 2005
	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
Unrealized gain (loss) on investments	$(57)	$57	$(45)	$—	$15	$15
Net loss	(13,571)	(16,323)	(22,258)	(10,370)	(14,758)	(73,306)

Comprehensive loss	$(13,628)	$(16,266)	$(22,303)	$(10,370)	$(14,743)	$(73,291)

Revenue Recognition

        The Company records revenue as it is earned as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable and when there is reasonable assurance that the related amounts are collectible in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. Revenues received in advance of performance obligations or in cases where there is a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that are deemed to be substantive and represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. The periods over which revenue should be recognized are subject to estimates by management and may change over the course of the collaborative agreement.

Concentrations of Credit Risk

        The Company maintains its cash in bank deposit accounts at high-quality financial institutions. The balance may exceed federally insured limits.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents, except for those funds managed by the Company's investment manager, which are classified as short-term investments. Cash equivalents consist primarily of money market instruments.

Short-term Investments

        Short-term investments consist primarily of investments with original maturities greater than ninety days and less than one year when purchased. The Company classifies these investments as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized gains and losses are included in other comprehensive loss.

        Available-for-sale securities at December 31, 2003 and 2004 and June 30, 2005 consist of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2003—
Certificates of deposit	$3,293	$—	$—	$3,293

December 31, 2004—
Certificates of deposit	$3,992	$—	$—	$3,992
Corporate debt securities	21,461	—	(45)	21,416
U.S. Government debt securities	2,236	—	—	2,236
Money market funds	5,315	—	—	5,315

	$33,004	$—	$(45)	$32,959

June 30, 2005—(unaudited)
Corporate debt securities	$14,527	$—	$(23)	$14,504
Money market funds	4,657	—	—	4,657
Asset-backed securities	3,026	—	(7)	3,019

	$22,210	$—	$(30)	$22,180

        The amortized cost and estimated fair value of investments in debt securities at December 31, 2004 and June 30, 2005, by contractual maturity, were as follows:

	December 31, 2004		June 30, 2005
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
			(unaudited)
Maturing in one year or less	$23,697	$23,652	$17,553	$17,523

        The cost of securities sold is determined based on the specific indentification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company's results of operations.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts payable, accrued expenses, and notes payable, approximate their fair values due to their short maturities.

Property and Equipment

        Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

        In accordance with the Financial Accounting Standards Board (FASB) SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets was impaired.

Capitalized Software

        The Company capitalizes certain internal and external costs incurred to develop internal use software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software development costs are included in property and equipment, and are depreciated over estimated useful lives (five years) when development is complete.

Costs of Aborted Initial Public Offering

        The Company expensed $1,551 of costs associated with its prior registration statements on Form S-1 in the six-months ended June 30, 2005. The Company's initial public offering was postponed for a period in excess of 90 days and as a result it was deemed an aborted offering in accordance with Staff Accounting Bulletin Topic 5A. These costs are included in general and administrative expenses in the Statements of Operations for the six months ended June 30, 2005.

Net Loss Per Share

        The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted average common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, convertible preferred stock, redeemable convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

				Six Months Ended June 30,		For the period from March 28, 2000 (date of inception) through June 30, 2005
	Year Ended December 31,
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
As reported:
Net loss applicable to common stockholders	$(15,771)	$(20,757)	$(28,896)	$(13,436)	$(18,254)	$(90,738)
Weighted-average common shares outstanding	860,001	860,166	869,581	863,211	918,604	867,383
Net loss per share applicable to common stockholders—basic and diluted	$(18.34)	$(24.13)	$(33.23)	$(15.57)	$(19.87)	$(104.61)

        The following common share equivalents have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2002, 2003, and 2004 and June 30, 2004 and 2005, as they would be anti-dilutive.

	As of December 31,			As of June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Convertible preferred stock and redeemable convertible preferred stock	8,627,961	8,627,961	13,366,644	13,366,644	13,366,644
Options outstanding	882,605	1,357,135	2,566,941	1,608,836	2,439,405
Warrants outstanding	114,734	122,734	171,924	122,734	171,924

        Pro forma net loss per share assuming the conversion of all convertible preferred stock and redeemable convertible preferred stock at the original date of issuance, excluding accretion for cumulative dividends, is as follows:

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
		(unaudited)
Unaudited:
Net loss, as reported	$(22,258)	$(14,758)
Weighted-average common shares outstanding	869,581	918,604
Weighted-average number of common shares assuming the conversion of all convertible and redeemable convertible preferred stock at the original date of issuance	12,708,735	13,366,644

Weighted-average common shares used in computing pro forma net loss per share	13,578,316	14,285,248

Net loss per share, pro forma—basic and diluted	$(1.64)	$(1.03)

Accounting for Stock-Based Compensation

        The Company accounts for its stock-based awards to employees using the intrinsic-value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic-value method, compensation expense is measured on the date of grant as the difference between the deemed fair market value of the Company's common stock for accounting purposes and the option exercise price multiplied by the number of options granted. Generally, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the deemed fair market value of the common stock for accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, the Company records deferred stock-based compensation and amortizes the expense over the vesting schedule of the options, generally four years. The fair value of the Company's common stock for accounting purposes is determined by the Company's board of directors. In the absence of a public trading market for the Company's common stock, the Company's board of directors considers objective and subjective factors in determining the fair value of our common stock for accounting purposes. At the time of option grants and other stock issuances, the board of directors considered the liquidation preferences, dividend rights and voting control attributable to our then-outstanding redeemable convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. In 2003 and 2004, certain grants of stock options were made at exercise prices less than the deemed fair market value of our common stock for accounting purposes and, as a result, deferred stock-based compensation expense was recognized.

        The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and the Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        The Company provides the disclosures as required by SFAS No. 148, Accounting for Stock-Based Compensation and Disclosure, an Amendment of FASB Statement No. 123.

        The following tables illustrate the assumptions used and the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The Company has computed the pro forma disclosures required under SFAS No. 123 for all employees stock options granted using the Black-Scholes option pricing model prescribed by SFAS No. 123.

        The assumptions used and weighted average information are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Expected dividend yield	0%	0%	0%	0%	0%
Volatility	0%	0%	0%	0%	80%
Expected lives of options	5 years	5 years	5 years	5 years	5 years
Weighted-average risk-free interest rates	3.82%	2.97%	3.43%	3.36%	3.88%
Weighted-average fair value at grant date	$0.16	$1.49	$10.78	$3.08	$—

        Had compensation cost for these awards been determined consistent with SFAS No. 123, the Company's net loss would have been the following pro forma amounts:

				Six Months Ended June 30,		Period from March 28 2000 (date of inception) through June 30, 2005
	Year ended December 31,
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
Net loss applicable to common stockholders, as reported	$(15,771)	$(20,757)	$(28,896)	$(13,436)	$(18,254)	$(90,738)
Add: Employee stock-based compensation expense included in reported net loss	—	80	1,261	232	1,809	3,150
Less: Stock-based compensation expense determined under fair value-based method for all employee awards	(29)	(83)	(703)	(220)	(1,937)	(2,762)

Pro forma net loss applicable to common stockholders	$(15,800)	$(20,760)	$(28,338)	$(13,424)	$(18,382)	$(90,350)

Net loss per share applicable to common stockholders, as reported—basic and diluted	$(18.34)	$(24.13)	$(33.23)	$(15.57)	$(19.87)	$(104.16)

Pro forma net loss per share applicable to common stockholders—basic and diluted	$(18.37)	$(24.13)	$(32.59)	$(15.56)	$(20.00)	$(104.21)

Income Taxes

        Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, and in December 2003, issued a revision to FIN 46 (FIN 46R). This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for Variable Interest Entities in existence prior to January 31, 2003, and outlines consolidation requirements for Variable Interest Entities created after January 31, 2003. As of June 30, 2005 the Company does not have any entities that require disclosure or entities that would require consolidation under FIN 46 so the adoption of this interpretation did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public companies during the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on the Company's financial position, results of operations or liquidity.

        On December 16, 2004 the FASB issued SFAS No. 123(R), "Share-Based Payment." Statement 123(R) replaces SFAS 123 and supersedes APB 25 and requires that stock grants be accounted for using a fair-valued-based method and the resulting cost recognized in the financial statements. The Company will adopt this new standard effective for the first quarter of 2006. This new standard is effective for awards that are granted, modified or settled in cash in interim periods beginning after December 15, 2005 and for unvested awards outstanding at the time of adoption of this new standard by the Company. The Company has not yet determined which option pricing model will be used when it adopts the statement or the impact on the results of operations.

3. Property and Equipment

        Property and equipment consist of the following:

		December 31,
	Estimated Useful Life (Years)
		2003	2004	June 30, 2005
				(unaudited)
Leasehold improvements	5	$1,095	$1,110	$1,129
Laboratory equipment	5	2,627	2,811	2,819
Computer equipment	3	1,082	1,094	1,158
Capitalized software	5	486	591	591
Furniture and fixtures	3	139	161	161

		5,429	5,767	5,858
Less: accumulated depreciation		(2,233)	(3,473)	(4,036)

		$3,196	$2,294	$1,822

        Depreciation expense for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 was approximately $798, $1,096, $1,240, $593 and $563, respectively. Depreciation expense for the period from March 28, 2000 (date of inception) through June 30, 2005 was approximately $4,067.

4. Notes Payable

        In April 2001, the Company entered into an agreement with Silicon Valley Bank (SVB) to establish a line of credit which enabled the Company to borrow up to $2,000 for the acquisition of laboratory equipment through 2004 (the 2001 Agreement). All borrowings under the 2001 Agreement were collateralized by substantially all of the Company's assets and bore interest at the bank's prime rate less 1%, but not less than 7% per annum. In May 2002, the Company repaid amounts due and terminated the 2001 Agreement.

        In May 2002, the Company entered into an agreement with a Comerica Bank (Comerica) to establish a line of credit which enabled the Company to borrow up to $4,000 through May 2003 (the 2002 Agreement). In October 2003, the 2002 Agreement was amended to establish a new line of credit which enabled the Company to borrow an additional $1,500 through October 2004. All borrowings under the 2002 Agreement were collateralized by substantially all of the Company's assets and bear interest at the prime rate plus 1.5% (5.5% at December 31, 2003). Borrowings are repayable in periods ranging from 24 to 36 months. The terms of the 2002 Agreement included certain covenants which limited the Company's ability to sell or transfer certain assets and to declare or pay dividends to its stockholders. As of December 31, 2003, $2,018 was payable under the 2002 Agreement. In July 2004, the Company repaid amounts due and terminated the 2002 Agreement.

        In 2002, in connection with the 2002 Agreement, the Company issued warrants to purchase 35,000 shares of Series C redeemable convertible preferred stock to Comerica. The warrants have an exercise price of $3.75 per share and a term of seven years. The Company recorded the fair value of these warrants of $125 as a discount to the note payable and amortized the discount to interest expense over a three-year period through July 2004. The remaining balance of the discount was charged to interest expense in July 2004 upon termination of the 2002 agreement. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 120% volatility, risk-free interest rate of 2.36%, and no dividend yield.

        In October 2003, in connection with the amended 2002 Agreement, the Company issued warrants to purchase 14,000 shares of Series C redeemable convertible preferred stock to Comerica. The warrants have an exercise price of $3.75 per share and a term of seven years. The Company recorded the fair value of these warrants of $44 as a discount to the note payable and amortized the discount to interest expense over a three-year period through July 2004. The remaining balance of the discount was charged to interest expense in July 2004 upon termination of the 2002 Agreement. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.89%, and no dividend yield. The Company has reserved 49,000 shares of Series C redeemable convertible preferred stock for the exercise of warrants under the 2002 Agreement.

        In July 2004, subsequent to the termination of the 2002 Agreement the Company entered into a new agreement (the 2004 GE Agreement) with General Electric Capital Corporation (GECC). The Company borrowed all $3,000 available under the 2004 GE Agreement during the year. In June 2005, the 2004 GE Agreement was amended to establish a new line of credit which enabled the Company to borrow an additional $1,000 through June 2006. Amounts borrowed under the facility are repayable over 36 months and bear interest of 8.42%. Borrowings are collateralized by substantially all of the Company's assets. At December 31, 2004 and June 30, 2005, $2,711 and $2,409 were payable under the agreements. There were no additional amounts available at December 31, 2004 and $841 is available at June 30, 2005. The agreements contains a subjective acceleration clause which provides the lender the ability to demand repayment of the loan early upon a material adverse event.

        In connection with the financing GECC received warrants to purchase 15,561 shares of Series D redeemable convertible preferred stock with an exercise price of $3.8558. The warrants have a term of 10 years. The Company recorded the fair value of these warrants of $75 as a discount to the note payable. The discount is being amortized to interest expense over the three-year period that the note is outstanding. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of the Series D redeemable convertible preferred stock of $5.24, 100% volatility, risk free interest rate of 4.05%, and no dividend yield.

        In September 2004, the Company obtained a line of credit with Lighthouse Capital Partners (Lighthouse), which permits borrowings of up to $10 million through September, 2005 (the 2004 Lighthouse Agreement). Borrowings under the 2004 Lighthouse Agreement are repayable over 48 months and bear interest at a fixed rate of prime plus 1.5%. In addition, a fee of 14% of actual drawdowns is due at final payment. Borrowings under the 2004 Lighthouse Agreement are collateralized by substantially all of the Company's assets that are not already used as collateral for the 2004 GE Agreement. As of June 30, 2005, no amounts have been borrowed on the 2004 Lighthouse Agreement.

        In connection with the financing, Lighthouse received warrants exercisable for 90,772 shares of Series D redeemable convertible preferred stock at $3.8558 per share. The warrants have a term of 7 years. The Company recorded the fair value of these warrants of $515 as deferred financing costs in other assets. The balance is being amortized to interest expense over the five-year period that the line of credit is outstanding. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of the Series D redeemable convertible preferred stock of $6.11, 100% volatility, risk free interest rate of 3.68%, and no dividend yield. Lighthouse is entitled to additional warrants equal to 3.25% of actual drawdowns in order to purchase up to a maximum of 84,288 additional shares of Series D redeemable convertible preferred stock.

        The Company has reserved 190,621 shares of Series D redeemable convertible preferred stock for the exercise of warrants under the 2004 GE Agreement and the 2004 Lighthouse Agreement.

5. Research and Development Agreements

  2004 Agreements

        In August 2004, the Company entered into a research and development collaboration agreement with the Spinal Muscular Atrophy Foundation, or SMA Foundation. The agreement provides for total research funding of $1,140 in the initial screening phase. This phase is estimated to last approximately 18 months. The Company received $190 and $380 in research funding in 2004 and the six months ended June 30, 2005, respectively under the agreement, and recognized revenue of $160 and $400, respectively, in 2004 and the six months ended June 30, 2005, respectively based upon the amount of research services performed. Upon the achievement of certain research and development milestones, SMA Foundation is required to make milestone payments, which could total $900. Unless terminated earlier, the total term of the agreement is expected to be two years or as long as is required to complete the research. If at any point in the future the Company were to receive an aggregate of $100,000 in revenues on products containing any drug candidates, their analogs or derivations, developed under the agreement, the Company would be required to donate to the SMA Foundation, or to another non-profit entity designated by SMA Foundation, an amount equal to 200% of all the payments made by SMA Foundation to the Company under this agreement.

        In September 2004, the Company entered into a collaboration agreement with Accelerate Brain Cancer Cure, Inc. The Company will receive a total of $108 in research funding to perform research under the agreement. The Company received $54 in funding in 2004 and the remaining $54 upon completion of the research in the six months ended June 30, 2005. The Company recognizes revenue under the agreement ratably over the research period, which is estimated to be approximately six months. Accordingly, the Company recognized revenue of $18 and $90 in 2004 and the six months ended June 30, 2005, respectively.

  2005 Agreements (unaudited)

        In February 2005, the Company entered into an agreement and a statement of work with Novartis Pharmaceuticals, Inc., or Novartis, wherein the Company will test certain compounds provided by

Novartis in combination with other compounds in cancer cell lines determined by Novartis. The statement of work provides for $500 of research funding, $100 of which was received by the Company in the six months ended June 30, 2005. The Company is recognizing the revenue ratably over the estimated service period. The Company recognized $250 of revenue in the six months ended June 30, 2005. At June 30, 2005, the Company has $150 of unbilled accounts receivable from Novartis.

        In May 2005, the Company entered into a license agreement with HenKan Pharmaceuticals Company, or HenKan, under which HenKan received the exclusive right to develop and commercialize CRx-026 in Taiwan, China and South Korea. The Company received a $500 up-front license payment and could receive up to approximately $23,000 in development and commercial milestone payments, and royalties on sales within the territory. The up-front payment is creditable against future licenses in the event that development of the compound is unsuccessful. As a result, the license fee will not be recognized as revenue until this contingency is resolved. At that time, the license fee will be recognized as revenue over any remaining performance period.

6. Convertible Preferred Stock and Redeemable Convertible Preferred Stock

        As of December 31, 2003 and 2004 and June 30, 2005, convertible preferred stock and redeemable convertible preferred stock was compromised of the following:

	Carrying Value As of December 31, 2003	Carrying Value As of December 31, 2004	Carrying Value As of June 30, 2005
Convertible preferred stock and redeemable convertible preferred stock, $0.001 par value
Series A convertible preferred stock: 503,400 shares authorized, issued and outstanding	$2,500	$2,500	$2,500
Series B redeemable convertible preferred stock: 3,364,250 shares authorized at December 31, 2003 and 3,380,000 shares authorized at December 31, 2004 and June 30, 2005 and 3,364,250 shares issued and outstanding	18,217	19,428	20,033
Series C redeemable convertible preferred stock: 10,795,666 shares authorized, 10,746,666 shares issued and outstanding	44,513	47,737	49,349
Series D redeemable convertible preferred stock: No shares authorized, issued or outstanding at December 31, 2003 and 8,483,320 shares authorized, 8,292,699 issued and outstanding at December 31, 2004 and June 30, 2005	—	34,178	35,457

	$65,230	$103,843	$107,339

        In 2000 and 2001, the Company issued 503,400 shares of Series A convertible preferred stock (Series A Preferred Stock) at an average price of $4.9662 per share, resulting in net proceeds of $2,486.

        In January and August 2001, the Company issued 3,364,250 shares of Series B redeemable convertible preferred stock (Series B Preferred Stock) at $4.4978 per share, resulting in net proceeds of $15,083.

        In September 2002, the Company issued 10,746,666 shares of Series C redeemable convertible preferred stock (Series C Preferred Stock) at $3.75 per share, resulting in net proceeds of $39,398.

        In February and March 2004, the Company issued 8,292,699 shares of Series D redeemable convertible preferred stock (Series D Preferred Stock) at $3.8558 per share, resulting in net proceeds of approximately $31,845.

        The Series A, B, C and D Preferred Stock (collectively the Preferred Stock) has the following characteristics:

Voting

        The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

        The holders of the Series D Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series D Preferred Stock issue price. No dividends or distributions will be made with respect to any other shares of capital stock of the corporation unless and until all of the accrued and unpaid dividends on the Series D Preferred Stock have been paid. As of December 31, 2004 and June 30, 2005, the Company has accreted cumulative dividends of $2,203 and $3,482 for Series D Preferred Stock, respectively.

        The holders of the Series C Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series C Preferred Stock issue price. No dividends or distributions will be made with respect to the Series A or B Preferred stock or common stock unless and until all of the accrued and unpaid dividends on the Series C Preferred Stock have been paid. As of December 31, 2004 and June 30, 2005, the Company has accreted cumulative dividends of $7,437 and $9,049 for Series C Preferred Stock, respectively.

        The holders of the Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original Series B Preferred Stock issue price. No dividends or distributions will be made with respect to Series A Preferred Stock or common stock unless and until all of the accrued and unpaid dividends on the Series B Preferred Stock have been paid. As of December 31, 2004 and June 30, 2005, the Company has accreted cumulative dividends of $4,296 and $4,901 for Series B Preferred Stock, respectively.

        Dividends which accrue on the Series B, C, and D Preferred Stock are payable when and as declared by the Board of Directors of the Company, upon liquidation of the Company or upon redemption of such preferred stock. Upon conversion of the Series B, C or D preferred stock into common stock, the holders forego all undeclared cumulative dividends.

        The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, non-cumulative dividends payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions will be made with respect to the common stock until all declared dividends on the Series A Preferred Stock have been paid.

        As of December 31, 2003 and 2004 and June 30, 2005, no dividends on the Preferred Stock have been declared or paid by the Company.

Liquidation Preference

        The Series D Preferred Stock receives priority in liquidation. Such liquidation preference is equal to the original Series D issue price plus all declared or accrued, but unpaid dividends. Subsequent to the repayment of the Series D Preferred Stock, including all declared or accrued, but unpaid dividends thereon, holders of the Series C Preferred Stock will receive liquidation proceeds in proportion to their liquidation preference. Such liquidation preference is equal to the original Series C issue price plus all declared or accrued, but unpaid dividends. Subsequent to the repayment of the Series C Preferred Stock, including all declared or accrued, but unpaid dividends thereon, holders of the Series B Preferred Stock will receive liquidation proceeds in proportion to their liquidation preference. Such liquidation preference is equal to the original Series B issue price plus all declared or accrued, but unpaid dividends. Subsequent to the repayment of the Series D, C and B Preferred Stock, including all declared or accrued, but unpaid dividends thereon, remaining liquidation proceeds will be distributed first to the holders of the Series A Preferred Stock in proportion to their liquidation preference and then to the Company's common stockholders. In the case of a merger of the Company, the various holders of the Preferred Stock are entitled to liquidate their holdings or convert in connection with such merger.

Conversion

        Each share of the Preferred Stock, at the option of the holder, is convertible, in total or in part, into a number of fully paid shares of common stock as determined by dividing the respective original Preferred Stock issue price by the conversion price in effect at the time. The original issue price of Series A, B, C and D Preferred Stock is $4.9662, $4.4978, $3.75 and $3.8558, respectively. The conversion price of Series A, B, C and D Preferred Stock is $7.21, $7.07, $6.5625 and $6.7477, respectively, and is subject to adjustment in accordance with anti-dilution provisions contained in the Company's Certificate of Incorporation. The anti-dilution provisions provide for the adjustment of the conversion ratio in the event that the Company sells shares of stock at a price below the current conversion price of the stock. The conversion ratios are not subject to adjustment for accrued dividends or liquidation preferences. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering with a price per share approved by a Pricing Committee of the Board of Directors.

        In connection with the sale of Series B Preferred Stock in 2001, the conversion ratio for Series A Preferred Stock was adjusted. In connection with the sale of Series C Preferred Stock in 2002, the conversion ratios for Series A and B Preferred Stock were adjusted. Neither of these adjustments was determined to be a beneficial conversion feature under EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.

        Shares of Preferred Stock are convertible into the following number of shares of common stock, subject to future adjustments for dilutive issuances of stock, if any:

Series of Preferred Stock	Number of Shares of Preferred Stock	Conversion Ratio	Equivalent Shares of Common Stock
Series A	503,400	0.6888	346,738
Series B	3,364,250	0.6362	2,140,269
Series C	10,746,666	0.5714	6,140,954
Series D	8,292,699	0.5714	4,738,683

Total	22,907,015		13,366,644

        At December 31, 2004 and June 30, 2005, there are 13,366,644 shares of the Company's common stock that have been reserved for conversion of the outstanding Series A, B, C and D Preferred Stock, respectively.

Redemption

        At any time after February 18, 2009, the holders of a majority of the outstanding Series D Preferred Stock may require the Company to redeem their stock by paying in cash a sum equal to the greater of (i) the original Series D Preferred Stock issue price plus all declared and accrued, but unpaid dividends, or (ii) the fair market value per share of the Series D Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. As a result of this redemption right, the Company accretes the dividends quarterly at a rate of 8% per annum. If the Company does not have sufficient funds legally available to redeem all shares of Series D Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds are legally available.

        At any time after all of the outstanding shares of Series D Preferred Stock have been redeemed, the holders of a majority of the outstanding Series C Preferred Stock, may require the Company to redeem their stock by paying in cash a sum equal to the greater of (i) the original Series C Preferred Stock issue price plus all accrued but unpaid dividends, or (ii) the fair market value per share of the Series C Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. As a result of this redemption right, the Company accretes the dividends quarterly at a rate of 8% per annum. If the Company does not have sufficient funds legally available to redeem all shares of Series C Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and redeem the remaining shares as soon as sufficient funds are legally available.

        At any time after all of the outstanding shares of Series C Preferred Stock have been redeemed, the holders of at least 75% of the outstanding Series B Preferred Stock, may require the Company to redeem the Series B Preferred Stock by paying in cash a sum equal to the greater of (i) the original Series B Preferred Stock issue price plus all accrued, but unpaid dividends or (ii) the fair market value per share of the Series B Preferred Stock, without consideration of any minority ownership or similar discount, as determined in good faith by the Board of Directors. As a result of this redemption right, the Company accretes the dividends quarterly at a rate of 8% per annum. If the Company does not have sufficient funds legally available to redeem all shares of Series B Preferred Stock at the redemption date, then the Company shall redeem such shares ratably to the extent possible and shall redeem the remaining shares as soon as sufficient funds are legally available.

        The Series A Preferred Stock is not redeemable. In the case of a merger of the Company, Series A stockholders are entitled to liquidate their holdings or convert their holdings into common stock in connection with the merger. Since preferred stockholders control a majority of the votes of the board of directors through direct representation on the board of directors, the decision to liquidate is outside the control of the Company. Therefore, Series A convertible preferred stock is classified outside of stockholders' (deficit) equity in accordance with Emerging Issues Task Force (EITF) Statement D-98, Classification and Measurement of Redeemable Securities.

7. Common Stock and Warrants

        Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

        The Company has reserved a total of 16,596,701 shares of common stock for the conversion of preferred stock and the exercise of stock options and warrants at December 31, 2004 and June 30, 2005.

        In 2002, in exchange for services provided in connection with the issuance of the Series C Preferred Stock, the Company issued to its placement agent warrants to purchase an aggregate of 73,143 shares of common stock at an exercise price of $6.56 per share. The warrants expire five years from the date of issuance. The Company calculated the fair value of these fully vested warrants of $38, and has included this amount in Series C Preferred Stock issuance costs. The fair value was calculated using the Black-Scholes option pricing model with the following assumptions: five-year term, 120% volatility, risk-free interest rate of 2.37%, and no dividend yield.

8. Stock Option Plan

        In 2000, the Company adopted the 2000 Stock Plan (the 2000 Plan), under which 857,143 shares of the Company's common stock were reserved for issuance to employees, officers, directors, advisors and consultants. In February 2004, the board of directors increased the number of shares of the Company's common stock reserved for issuance to 2,114,286. In December 2004, the board of directors increased the number of shares of the Company's common stock reserved for issuance to 3,028,571. Options granted under the 2000 Plan may be incentive stock options or nonstatutory stock options. The board of directors administers the 2000 Plan and has sole discretion to grant options to purchase shares of the Company's common stock. The board of directors determines the exercise price and the period over which options become exercisable. However, incentive stock options may not be granted at less than 100% of the fair market value of the Company's common stock as determined by the board of directors at the time of grant, or for a term in excess of ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant, and for a term not to exceed five years.

        In December 2004, the Board of Directors adopted the 2004 Incentive Plan (the 2004 Plan), which will only go into effect upon completion of a public offering. The Company has reserved 1,714,286 shares of the Company's common stock for issuance under the 2004 Plan. The 2004 Plan provides for the grant of incentive stock options, as defined under section 422 of the United States Internal Revenue Code, nonstatutory stock options, restricted stock and unrestricted stock awards, stock appreciation rights, cash awards, performance awards and stock units. Awards under the 2004 Plan may be granted to employees, directors, consultants and advisors.

        At December 31, 2004 and June 30, 2005, approximately 426,330 and 467,706 shares of the Company's common stock, respectively, were available for future grant under the 2000 Plan. The following table summarizes the activity of the Company's stock option plan:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2000	36,000	$0.65
Granted	427,136	0.79
Exercised	—	—
Cancelled	(1,714)	0.87

Outstanding at December 31, 2001	461,422	0.78
Granted	442,145	0.87
Exercised	—	—
Cancelled	(20,962)	0.87

Outstanding at December 31, 2002	882,605	0.83
Granted	577,996	0.88
Exercised	(911)	0.87
Cancelled	(102,555)	0.83

Outstanding at December 31, 2003	1,357,135	0.85
Granted	1,335,335	1.13
Exercised	(34,389)	0.88
Cancelled	(91,140)	0.87

Outstanding at December 31, 2004	2,566,941	0.99
Granted (unaudited)	—	—
Exercised (unaudited)	(86,160)	0.88
Cancelled (unaudited)	(41,376)	1.08

Outstanding at June 30, 2005 (unaudited)	2,439,405	$0.99

Exercisable at December 31, 2001	47,893	$0.77

Exercisable at December 31, 2002	209,188	$0.80

Exercisable at December 31, 2003	530,167	$0.83

Exercisable at December 31, 2004	856,604	$0.84

Exercisable at June 30, 2005 (unaudited)	979,820	$0.84

        During 2004, the Company modified certain stock option grants to an employee that terminated employment with the Company but agreed to provide services as a nonemployee and to consultants that changed status to employees of the Company during the year. In accordance with Emerging Issues Task Force (EITF) No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 and FIN 44, Accounting for Certain Transactions

Involving Stock Compensation, the Company recorded compensation expense of $647 and deferred compensation of $89, which will be recorded as compensation expense over the remaining vesting period. The Company recorded $18 of compensation expense in the six months ended June 30, 2005 related to the modifications.

        In December 2004, the Company granted 32,285 stock options to nonemployees at a weighted average exercise price of $0.88. The Company has applied the recognition provisions of SFAS 123 and EITF No. 96-18 Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services to such stock option grants. The Company computed the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions: deemed fair market value of common stock of $14.58, a risk free interest rate of 3.47%, an expected term of five years, no dividends and volatility of 100%. The Company recorded the fair value of $454 to compensation expense in 2004 since the options vest immediately and there are no restrictions on the exercisability of the stock options. The Company also remeasured stock option grants from prior years at December 31, 2004 and recorded the fair value of such options of $534 to additional paid in capital. The Company recorded the remaining compensation expense of $26 on such options in the six months ended June 30, 2005.

        The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.18	50,429	6.2	$0.18	40,788	$0.18
$0.88	1,751,031	8.3	$0.88	815,816	$0.88
$1.31	765,481	9.9	$1.31	—	—

	2,566,941			856,604

        The following table summarizes information about stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.18	50,429	5.7	$0.18	50,429	$0.18
$0.88	1,643,266	7.8	$0.88	928,851	$0.88
$1.31	745,710	9.4	$1.31	—	—

	2,439,405			979,280

9. Segment and Geographic Information

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only one geographic segment.

10. Income Taxes

        The Company has incurred net operating losses from inception. At December 31, 2004, the Company has federal and state net operating loss carryforwards of approximately $28,226 and $27,324, respectively, available to reduce future taxable income, which expire at various dates beginning in 2005 through 2024. The Company also has federal and state research and development tax credit carryforwards of approximately $1,241 and $791, respectively, available to reduce future tax liabilities and which expire at various dates beginning in 2015 through 2024.

        Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which could be utilized annually to offset future taxable income and taxes payable.

        Deferred taxes consist of the following:

	As of December 31,
	2003	2004
Net operating loss carryforwards	$7,631	$11,310
Research and development credits	965	1,762
Capitalized start-up costs	4,017	5,573
Capitalized research and development costs	2,337	4,966
Depreciation and amortization	248	369
Other	259	933

Deferred tax asset	15,457	24,913
Deferred tax asset valuation allowance	(15,457)	(24,913)

Net deferred tax asset	$—	$—

        As required by SFAS No. 109, the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of NOL carryforwards, research and experimentation credit carryforwards, and capitalized start up expenditures and research and development expenditures amortizable over sixty months straight-line. The Company has determined at this time that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets and, as a result, a valuation allowance of $24.9 million has been established at December 31, 2004.

        A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows for the years ended December 31, 2003 and 2004:

	December 31, 2003	December 31, 2004
Income tax computed at federal statutory tax rate	34.00%	34.00%
State taxes, net of federal benefit	7.05%	7.59%
Change in valuation allowance	(42.78)%	(44.06)%
Permanent differences	1.72%	2.30%
Other	0.00%	0.17%

Total	0.00%	0.00%

11. Accrued Expenses

        Accrued expenses consist of the following:

	As of December 31,		As of June 30,
	2003	2004	2005
			(unaudited)
Accrued payroll and related benefits	$280	$548	$357
Accrued other expenses	271	858	1,405

	$551	$1,406	$1,762

12. Commitments

        The Company subleases its office space under a noncancelable operating lease which expires in August, 2006. The Company has the option to extend the sublease for an additional five-year period. Total rent expense under this operating lease was $1,242, $1,201 and $1,201 for the years ended December 31, 2002, 2003 and 2004, respectively, and $600 for each of the six months ended June 30, 2004 and 2005, and $4,786 for the period from March 28, 2000 (date of inception) through June 30, 2005, respectively.

        In connection with the lease, the Company was required to maintain a specified amount in a restricted certificate of deposit as collateral for certain obligations of the Company under the lease. At December 31, 2003 and 2004 and June 30, 2005, the restricted balance was $300, $200 and $200, respectively.

        The Company also leases certain office equipment under various operating leases.

        Future minimum lease payments under noncancelable operating leases at December 31, 2004, are as follows:

Year ending December 31,
2005	$1,208
2006	807
2007	3
Thereafter	—

$2,018

13. Employee Benefit Plan

        In May 2001, the Company adopted the CombinatoRx, Incorporated 401(k) Plan (the 401(k) Plan). The 401(k) Plan allows employees to make pretax contributions up to the maximum allowable amount set by the IRS. Under the 401(k) Plan, the Company may make discretionary contributions as approved by the Board of Directors. During 2002, 2003 and 2004, the Company made contributions of $84, $175 and $206, respectively. For the six months ended June 30, 2004 and 2005 and the period from March 28, 2000 (date of inception) through June 30, 2005, the Company made contributions of $106, $127 and $611, respectively.

14. Reverse Stock Split

        On February 11, 2005, the Company's Board of Directors and stockholders approved a four-for-seven reverse stock split of the Company's common stock. All common share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid in capital.

15. Subsequent Events (unaudited)

        In August 2005, the Company entered into a subcontract with Science Applications International Corporation under which the Company will be the in vitro bioassay screening facility for the Spinal Muscular Atrophy Project established by the National Institute of Neurological Disorders and Stroke. Under the terms of the agreement, the Company could receive up to $1,917 in research and development funding over a two-year period.

        In August 2005, the Company entered into a research agreement with CHDI, Inc. to perform joint research and development to discover and perform preclinical development of product candidates for the treatment of Huntington's disease. Under the terms of the agreement, the Company could receive up to $6,000 in research funding over a four-year period. $344 was received upon execution of the agreement.

        In August 2005, the Company formed a subsidiary in Singapore, CombinatoRx (Singapore) Pte Ltd, for the purpose of conducting discovery and development of product candidates to treat infectious diseases. The Company owns 51% of the subsidiary's capital stock. The Company has agreed to provide assay development and screening services for the subsidiary over a four year period. BioMedical Sciences Investment Fund Pte Ltd (BioMedical Sciences) invested $2,500 in shares of redeemable, convertible preferred stock of the subsidiary and committed to invest up to an additional $17,500 in the subsidiary through the purchase of a series of convertible promissory notes (the Notes), $5,500 of which were purchased concurrently with its investment in the subsidiary's preferred stock. The remaining $12,000 in funding will be provided through the purchase of additional series of Notes over the next four years, provided that the subsidiary achieves certain milestones related to the development of infectious disease product candidates. The preferred stock of the subsidiary is entitled to an annual 5% dividend payable upon redemption or liquidation of the subsidiary, and is subject to redemption by the subsidiary for a cash payment equal to 125% of the purchase price of the shares plus accrued but unpaid dividends. The Notes bear interest at an annual rate of 5% and are due and payable on December 31, 2009, unless the Company elects to prepay the Notes before that date through the subsidiary. BioMedical Sciences has the option on or after August 19, 2006 to convert its shares of preferred stock of the subsidiary into the Company's common stock. The Notes are convertible into the Company's common stock at the option of BioMedical Sciences only upon maturity, acceleration or default or any proposed prepayment.

6,000,000 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.
Pacific Growth Equities, LLC
Lazard Capital Markets
A.G. Edwards

, 2005

Until                            , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ National Market listing fees.

Total
SEC registration fee	$12,670
NASD filing fee	10,500
NASDAQ National Market initial listing fee	105,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	850,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous fees and expenses	250,000

Total	$1,913,170

*
To be filed by amendment.

Item 14. Indemnification of Officers and Directors

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

        Our Restated Certificate of Incorporation provides that our directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our restated certificate of incorporation provides that we shall indemnify our directors to the full extent permitted by the laws of the State of Delaware.

        Our directors and officers will be covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, prior to the consummation of this offering, we will enter into indemnification agreements with each of our non-employee directors that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

(a)
Issuances of Stock

        On September 10, 2002, we issued 10,746,666 shares of our Series C redeemable convertible preferred stock to AGTC Advisors Fund, L.P.; Alstertor Private Life GmbH & Co. KG; Applied Genomic Technology Capital Fund, L.P.; Bioventures Investors Limited Partnership II; Canaan Equity II L.P.; Canaan Equity II L.P. (QP); Canaan Equity II Entrepreneurs LLC; CDIB BioScience Ventures I, Inc.; CDIB Biotech USA Investment, Co., Ltd.; China Development Industrial Bank Inc.; Dr. Andrew Firlik; Foundation Medical Partners, L.P.; The Global Life Science Ventures Fonds II GmbH & Co. KG; The Global Life Science Ventures Fund II Limited Partnership; Jacob Goldfield; JPMORGAN Chase Bank as Custodian to the BVCF IV, L.P.; Novartis BioVentures Ltd.; POSCO BioVentures I, L.P.; Private Life BioMed AG, Hamburg; Dr. Seth Rudnick; TL Ventures V L.P.; and TL Ventures V Interfund L.P. The per share price was $3.75 and generated gross proceeds to us of $40,300,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

        Since October 27, 2003 and up to September 30, 2005, we have issued 134,608 shares of our common stock pursuant to the exercise of stock options granted pursuant to our 2000 Stock Option Plan. The per share price varied depending on the option and these issuances generated gross proceeds of approximately $118,000. The shares were issued pursuant to Rule 701 of Regulation E promulgated under the federal Securities Act.

        On February 18 and March 19, 2004, we issued 7,514,651 and 778,048, respectively, shares of our Series D redeemable convertible preferred stock to AGTC Advisors Fund, L.P.; Alstertor Private Life GmbH & Co. KG; Applied Genomic Technology Capital Fund, L.P.; Bioventures Investors Limited Partnership II; Boston Millennia Associates II Partnership; Boston Millennia Partners GmbH & Co. KG; Boston Millennia Partners II Limited Partnership; Boston Millennia Partners II-A Limited

Partnership; Canaan Equity II L.P.; Canaan Equity II L.P. (QP); Canaan Equity II Entrepreneurs LLC; CDIB BioScience Ventures I, Inc.; CDIB Bioventures Inc.; Easton Hunt Capital Partners, L.P.; Foundation Medical Partners, L.P.; The Global Life Science Ventures Fonds II GmbH & Co. KG; The Global Life Science Ventures Fund II Limited Partnership; JPMORGAN Chase Bank as Custodian to the BVCF IV, L.P.; Novartis BioVentures Ltd.; POSCO BioVentures I, L.P.; Private Life BioMed AG, Hamburg; Strategic Advisors Fund Limited Partnership; TL Ventures V L.P.; TL Ventures V Interfund L.P.; and The Yasuda Enterprise Development II, Limited Partnership. The per share price was $3.8558 and generated gross proceeds to us of approximately $31,975,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

        On October 3, 2005, in exchange for $15.0 million and in connection with the research and license agreement with Angiotech, we agreed to issue to Angiotech 1,363,636 shares of our Series E preferred stock. The shares were issued pursuant to Section 4(2) and Regulation S of the Securities Act.

(b)
Options

        Pursuant to our 2000 Stock Option Plan, we have, in the past three years, granted options to purchase shares of our common stock. Some of these options have lapsed or otherwise expired and are no longer exercisable. The maximum number of shares of common stock which may be issued pursuant to our 2000 Stock Option Plan is 3,028,571. As of September 30, 2005, we had issued 134,608 shares of common stock pursuant to the exercise of stock options granted pursuant to our 2000 Stock Option Plan. The per share price varied depending on the option and these issuances generated gross proceeds of approximately $118,000. The shares were issued pursuant to Rule 701 of Regulation E promulgated under the Securities Act. There currently remain outstanding options to purchase 2,690,355 shares of our common stock.

(c)
Warrants

        On August 19, 2005, in connection with the formation of CombinatoRx Singapore, we issued to BioMedical Sciences Investment Fund Pte Ltd a warrant exercisable after August 19, 2006 to purchase 25,000 shares of our common stock at an exercise price of $11.00 per share. The warrant was issued pursuant to Section 4(2) and Regulation S under the Securities Act.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners IV, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrants have not been exercised and expire on September 7, 2011. The warrant was issued pursuant to Section 4(2) of the Securities Act.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners V, L.P. a warrant to purchase up to 87,530 (42,144 of which depend on the amount actually advanced to us) shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrants have not been exercised and expire on September 7, 2011. The warrant was issued pursuant to Section 4(2) of the Securities Act.

        On September 15, 2004, we issued to General Electric Capital Corporation a warrant to purchase up to 15,561 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant has not been exercised and expires on September 15, 2014. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On November 4, 2003, we issued to Comerica Bank, now Comerica Incorporated, a warrant to purchase up to 14,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on November 4, 2010. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On September 10, 2002, we issued to Comerica Bank—California, now Comerica Incorporated, a warrant to purchase up to 35,000 shares of our Series C redeemable convertible preferred stock at a price per share of $3.75. This warrant was subsequently assigned to Comerica Incorporated. The warrant has not been exercised and expires on September 9, 2009. The warrants were issued pursuant to Section 4(2) of the Securities Act.

        On September 10, 2002, we issued to Rockport Venture Securities, LLC a warrant to purchase up to 73,143 shares of our common stock at a price per share of $6.56. The warrant has not been exercised and expires on September 9, 2007. The warrants were issued pursuant to Section 4(2) of the Securities Act.

(d)
Convertible securities

        On August 30, 2005, in connection with the formation of CombinatoRx Singapore, such subsidiary issued to BioMedical Sciences shares of convertible preferred stock for $2.5 million and a convertible promissory note with a principal amount of $5.5 million. In addition, BioMedical Sciences agreed to provide additional funding through the purchase of additional convertible notes, provided our subsidiary achieves specified milestones. BioMedical Sciences has the option to convert the preferred stock into shares of our common stock on or after August 19, 2006. In addition, upon the proposed redemption of the preferred stock or the prepayment or repayment of the promissory notes, BioMedical Sciences may elect to receive in lieu of some or all of the cash otherwise payable to it, shares of our common stock. If the price of our common stock exceeds certain specified levels over 20 consecutive trading days, we may require BioMedical Sciences to convert its shares of preferred stock or the notes into shares of our common stock. For any conversion into or payment satisfied by the issuance of our common stock (other than in the case of default), the price of our common stock will be calculated at a premium to the weighted average of our stock price based on the trading price of our common stock over the 20 days after this offering or, for notes issued at least 21 days after this offering, at the time such notes are issued. If we or are subsidiary are in default at the time of any conversion, the premium will not apply. BioMedical Sciences may not convert its convertible preferred stock or convertible promissory notes to the extent that after such conversion it would own more than 19.9% of our common stock then outstanding. These securities and the related rights to convert into our common stock were issued pursuant to Section 4(2) and Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
1.1	Form of Underwriting Agreement. Previously filed.
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended. Previously filed.
3.1.1	Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. Previously filed.
3.1.2	Fifth Amended and Restated Certificate of Incorporation of the Registrant. Filed herewith.
3.2	Form of the Sixth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon closing of this offering). Previously filed.
3.3	Amended and Restated By-Laws of the Registrant, as currently in effect. Previously filed.
3.4	Form of the Amended and Restated Bylaws (to be effective upon the closing of this offering). Previously filed.
4.1	Specimen Common Stock Certificate. Previously filed.
5.1	Opinion of Ropes & Gray LLP. Previously filed.
10.1	2000 Stock Option Plan, as amended. Previously filed.

10.2	2004 Incentive Plan. Previously filed.
10.3	Agreement of Sublease, dated as of January 25, 2001, as amended, by and between Trustees of Boston University and the Registrant. Previously filed.
10.4	Warrant issued to Rockport Venture Securities, LLC on September 10, 2002 to purchase up to 128,000 shares of the Registrant's Common Stock. Previously filed.
10.5	Warrant issued to Comerica Bank—California on September 10, 2002 to purchase up to 35,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of November 13, 2002. Previously filed.
10.6	Warrant issued to Comerica Bank on November 4, 2003 to purchase up to 14,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of December 10, 2003. Previously filed.
10.7	Warrant issued to General Electric Capital Corporation on September 15, 2004 to purchase up to 15,561 shares of the Registrant's Series D redeemable Convertible Preferred Stock. Previously filed.
10.8	Warrant issued to Kristina Bieker-Brady on December 8, 2000 to purchase up to 3,800 shares of the Registrant's Common Stock. Previously filed.
10.9	Warrant issued to Silicon Valley Bank on April 25, 2001 to purchase up to 17,534 shares, as adjusted, of the Registrant's Series B redeemable Convertible Preferred Stock. Previously filed.
10.10	Registration Rights Agreement dated as of April 25, 2001 by and between Silicon Valley Bank and the Registrant. Previously filed.
10.11	Form of Warrant to purchase shares of the Registrant's Series D redeemable Convertible Preferred Stock, together with a schedule of warrantholders. Previously filed.
10.12	Master Security Agreement, dated as of July 20, 2004, by and between the Registrant and General Electric Capital Corporation. Previously filed.
10.13	Form of Promissory Note issued by the Registrant to General Electric Capital Corporation. Previously filed.
10.14	Negative Pledge Agreement, dated as of September 7, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P. Previously filed.
10.15	Loan and Security Agreement No. 4201, dated as of September 7, 2004, by and between Lighthouse Capital Partners V, L.P. and the Registrant. Previously filed.
10.15.1	Amendment No. 01, dated September 30, 2005, to the Loan and Security Agreement, by and between Lighthouse Capital Partners V., L.P. and the Registrant. Filed herewith.
10.16	Form of Secured Promissory Note issued by the Registrant to Lighthouse Capital Partners V, L.P. Previously filed.
10.17	Second Amended and Restated Investors' Rights Agreement, dated as of February 18, 2004, by and between the Registrant and the investors named therein, as amended. Previously filed.
10.18	Amendment to the Second Amended and Restated Investors' Rights Agreement by and between the Registrant and the investors named therein, dated as of December 8, 2004. Previously filed.
10.19	Sponsored Research Agreement, dated as of August 19, 2004, by and between Spinal Muscular Atrophy Foundation and the Registrant. Previously filed.

10.20	Material Testing Agreement, dated as of April 18, 2002, by and between Sosei Co., Ltd. and the Registrant. Previously filed.
10.21	Letter Agreement, dated as of September 17, 2003, by and between Sosei Co., Ltd. and the Registrant. Previously filed.
10.22	First Amended Employment, Confidentiality and Non-Competition Agreement with Alexis Borisy, dated as of July 1, 2004. Previously filed.
10.23	Employment, Confidentiality and Non-Competition Agreement with Robert Forrester, dated as of February 23, 2004. Previously filed.
10.24	Employment, Confidentiality and Non-Competition Agreement with Jan Lessem, dated as of September 1, 2003. Previously filed.
10.25	Reserved.
10.26	Second Amended Employment, Confidentiality and Non-Competition Agreement with Curtis Keith, dated as of July 1, 2005. Previously filed.
10.27	Employment Letter Agreement with R. Eric McAllister, dated as of September 15, 2004. Previously filed.
10.28	Founder's Agreement with Alexis Borisy, dated as of January 26, 2001. Previously filed.
10.29	Founder's Agreement with Curtis Keith, dated as of January 26, 2001. Previously filed.
10.30	Founder's Agreement with Michael Foley, dated as of January 26, 2001. Previously filed.
10.31	Founder's Agreement with Brent Stockwell, dated as of January 26, 2001. Previously filed.
10.32	Form of Indemnification Agreement. Previously filed.
10.33	Agreement, dated as of February 18, 2005, by and between the Registrant and Novartis Pharmaceuticals Corporation. Previously filed.
10.34	License Agreement, dated as of May 4, 2005, by and between HenKan Pharmaceutical Company and the Registrant. Previously filed.
10.35	Research Agreement, dated as of August 9, 2005, by and between the Registrant and CHDI, Inc. Previously filed.
10.36	Subcontract Agreement, effective August 10, 2005, between Science Application International Corporation and the Registrant. Previously filed.
10.37	Research Project Cooperative Agreement, dated April 10, 2005, between the National Institutes of Health and the Registrant. Previously filed.
10.38	Form of Subscription and Shareholders Agreement, among CombinatoRx (Singapore) Pte Ltd, BioMedical Sciences Investment Fund Pte Ltd and the Registrant. Previously filed.
10.39	Form of Terms and Conditions of the Notes, of CombinatoRx (Singapore) Pte Ltd. Previously filed.
10.40	Form of Debenture between CombinatoRx (Singapore) Pte Ltd and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.
10.41	Form of Services Agreement, by and between the Registrant and CombinatoRx (Singapore) Pte Ltd. Previously filed.
10.42	Form of Registration Rights Agreement, by and among the Registrant and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.
10.43	Form of Swap-up Agreement, among CombinatoRx (Singapore) Pte Ltd, BioMedical Sciences Investment Fund Pte Ltd and the Registrant. Previously filed.
10.44	Form of Share Charge, between the Registrant and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.

10.45	Form of Warrant issued to BioMedical Sciences Investment Fund Pte Ltd. on August 19, 2005 to purchase up to 25,000 shares of the Registrant's common stock. Previously filed.
10.46	Research and License Agreement, dated as of October 3, 2005, between Angiotech Pharmaceuticals, Inc. and the Registrant. To be filed by amendment.*
10.47	Stock Purchase Agreement, dated as of October 3, 2005, by and among the Registrant and Angiotech Pharmaceuticals, Inc. Filed herewith.
16.1	Letter from PricewaterhouseCoopers LLP. Previously filed.
21.1	List of subsidiaries. Previously filed.
23.1	Consent of Ernst & Young LLP. Filed herewith.
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1). Previously filed.
24.1	Power of Attorney (included on signature page of the Registration Statement when initially filed).

*
Confidential treatment will be requested of portions of this exhibit.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on October 3, 2005.

COMBINATORX, INCORPORATED
By:	/s/ ALEXIS BORISY Alexis Borisy President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ALEXIS BORISY Alexis Borisy	President, Chief Executive Officer and Director	October 3, 2005
/s/ ROBERT FORRESTER Robert Forrester	Chief Financial Officer	October 3, 2005
* Richard Aldrich	Director	October 3, 2005
* Douglas G. Cole, M.D.	Director	October 3, 2005
* Patrick Fortune	Director	October 3, 2005
* Jacob Goldfield	Director	October 3, 2005
* Frank Haydu	Director	October 3, 2005
* Chris Moller, Ph.D.	Director	October 3, 2005

* Richard Pops	Director	October 3, 2005
* Seth Rudnick, M.D.	Director	October 3, 2005
*By:	/s/ ROBERT FORRESTER
Robert Forrester Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement. Previously filed.
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended. Previously filed.
3.1.1	Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant. Previously filed.
3.1.2	Fifth Amended and Restated Certificate of Incorporation of the Registrant. Filed herewith.
3.2	Form of the Sixth Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon closing of this offering). Previously filed.
3.3	Amended and Restated By-Laws of the Registrant, as currently in effect. Previously filed.
3.4	Form of the Amended and Restated Bylaws (to be effective upon the closing of this offering). Previously filed.
4.1	Specimen Common Stock Certificate. Previously filed.
5.1	Opinion of Ropes & Gray LLP. Previously filed.
10.1	2000 Stock Option Plan, as amended. Previously filed.
10.2	2004 Incentive Plan. Previously filed.
10.3	Agreement of Sublease, dated as of January 25, 2001, as amended, by and between Trustees of Boston University and the Registrant. Previously filed.
10.4	Warrant issued to Rockport Venture Securities, LLC on September 10, 2002 to purchase up to 128,000 shares of the Registrant's Common Stock. Previously filed.
10.5
Warrant issued to Comerica Bank—California on September 10, 2002 to purchase up to 35,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of November 13, 2002. Previously filed.
10.6
Warrant issued to Comerica Bank on November 4, 2003 to purchase up to 14,000 shares of the Registrant's Series C redeemable Convertible Preferred Stock, together with assignment of such warrant to Comerica Incorporated, dated as of December 10, 2003. Previously filed.
10.7	Warrant issued to General Electric Capital Corporation on September 15, 2004 to purchase up to 15,561 shares of the Registrant's Series D redeemable Convertible Preferred Stock. Previously filed.
10.8	Warrant issued to Kristina Bieker-Brady on December 8, 2000 to purchase up to 3,800 shares of the Registrant's Common Stock. Previously filed.
10.9	Warrant issued to Silicon Valley Bank on April 25, 2001 to purchase up to 17,534 shares, as adjusted, of the Registrant's Series B redeemable Convertible Preferred Stock. Previously filed.
10.10	Registration Rights Agreement dated as of April 25, 2001 by and between Silicon Valley Bank and the Registrant. Previously filed.
10.11	Form of Warrant to purchase shares of the Registrant's Series D redeemable Convertible Preferred Stock, together with a schedule of warrantholders. Previously filed.
10.12	Master Security Agreement, dated as of July 20, 2004, by and between the Registrant and General Electric Capital Corporation. Previously filed.

10.13	Form of Promissory Note issued by the Registrant to General Electric Capital Corporation. Previously filed.
10.14	Negative Pledge Agreement, dated as of September 7, 2004, by and between the Registrant and Lighthouse Capital Partners V, L.P. Previously filed.
10.15	Loan and Security Agreement No. 4201, dated as of September 7, 2004, by and between Lighthouse Capital Partners V, L.P. and the Registrant. Previously filed.
10.15.1	Amendment No. 01, dated September 30, 2005, to the Loan and Security Agreement, by and between Lighthouse Capital Partners V., L.P. and the Registrant. Filed herewith.
10.16	Form of Secured Promissory Note issued by the Registrant to Lighthouse Capital Partners V, L.P. Previously filed.
10.17	Second Amended and Restated Investors' Rights Agreement, dated as of February 18, 2004, by and between the Registrant and the investors named therein, as amended. Previously filed.
10.18	Amendment to the Second Amended and Restated Investors' Rights Agreement by and between the Registrant and the investors named therein, dated as of December 8, 2004. Previously filed.
10.19	Sponsored Research Agreement, dated as of August 19, 2004, by and between Spinal Muscular Atrophy Foundation and the Registrant. Previously filed.
10.20	Material Testing Agreement, dated as of April 18, 2002, by and between Sosei Co., Ltd. and the Registrant. Previously filed.
10.21	Letter Agreement, dated as of September 17, 2003, by and between Sosei Co., Ltd. and the Registrant. Previously filed.
10.22	First Amended Employment, Confidentiality and Non-Competition Agreement with Alexis Borisy, dated as of July 1, 2004. Previously filed.
10.23	Employment, Confidentiality and Non-Competition Agreement with Robert Forrester, dated as of February 23, 2004. Previously filed.
10.24	Employment, Confidentiality and Non-Competition Agreement with Jan Lessem, dated as of September 1, 2003. Previously filed.
10.25	Reserved.
10.26	Second Amended Employment, Confidentiality and Non-Competition Agreement with Curtis Keith, dated as of July 1, 2005. Previously filed.
10.27	Employment Letter Agreement with R. Eric McAllister, dated as of September 15, 2004. Previously filed.
10.28	Founder's Agreement with Alexis Borisy, dated as of January 26, 2001. Previously filed.
10.29	Founder's Agreement with Curtis Keith, dated as of January 26, 2001. Previously filed.
10.30	Founder's Agreement with Michael Foley, dated as of January 26, 2001. Previously filed.
10.31	Founder's Agreement with Brent Stockwell, dated as of January 26, 2001. Previously filed.
10.32	Form of Indemnification Agreement. Previously filed.
10.33	Agreement, dated as of February 18, 2005, by and between the Registrant and Novartis Pharmaceuticals Corporation. Previously filed.
10.34	License Agreement, dated as of May 4, 2005, by and between HenKan Pharmaceutical Company and the Registrant. Previously filed.

10.35	Research Agreement, dated as of August 9, 2005, by and between the Registrant and CHDI, Inc. Previously filed.
10.36	Subcontract Agreement, effective August 10, 2005, between Science Application International Corporation and the Registrant. Previously filed.
10.37	Research Project Cooperative Agreement, dated April 10, 2005, between the National Institutes of Health and the Registrant. Previously filed.
10.38	Form of Subscription and Shareholders Agreement, among CombinatoRx (Singapore) Pte Ltd, BioMedical Sciences Investment Fund Pte Ltd and the Registrant. Previously filed.
10.39	Form of Terms and Conditions of the Notes, of CombinatoRx (Singapore) Pte Ltd. Previously filed.
10.40	Form of Debenture between CombinatoRx (Singapore) Pte Ltd and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.
10.41	Form of Services Agreement, by and between the Registrant and CombinatoRx (Singapore) Pte Ltd. Previously filed.
10.42	Form of Registration Rights Agreement, by and among the Registrant and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.
10.43	Form of Swap-up Agreement, among CombinatoRx (Singapore) Pte Ltd, BioMedical Sciences Investment Fund Pte Ltd and the Registrant. Previously filed.
10.44	Form of Share Charge, between the Registrant and BioMedical Sciences Investment Fund Pte Ltd. Previously filed.
10.45	Form of Warrant issued to BioMedical Sciences Investment Fund Pte Ltd. on August 19, 2005 to purchase up to 25,000 shares of the Registrant's common stock. Previously filed.
10.46	Research and License Agreement, dated as of October 3, 2005, between Angiotech Pharmaceuticals, Inc. and the Registrant. To be filed by amendment.*
10.47	Stock Purchase Agreement, dated as of October 3, 2005, by and among the Registrant and Angiotech Pharmaceuticals, Inc. Filed herewith.
16.1	Letter from PricewaterhouseCoopers LLP. Previously filed.
21.1	List of subsidiaries. Previously filed.
23.1	Consent of Ernst & Young LLP. Filed herewith.
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1). Previously filed.
24.1	Power of Attorney (included on signature page of the Registration Statement when initially filed).

*
Confidential treatment will be requested of portions of this exhibit.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BY-LAWS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
WHERE YOU CAN FIND MORE INFORMATION
CombinatoRx, Incorporated (A Development Stage Company)
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
CombinatoRx, Incorporated (A Development Stage Company) Balance Sheets ( in thousands, except per share amounts )
CombinatoRx, Incorporated (A Development Stage Company) Statements of Operations ( in thousands, except share and per share amounts )
Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Deficit
CombinatoRx, Incorporated (A Development Stage Company) Statements of Cash Flows ( in thousands )
CombinatoRx, Incorporated (A Development Stage Company) Notes to Financial Statements ( in thousands, except share and per share amounts ) (Including Data Applicable to Unaudited Periods)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Officers and Directors
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX